/21


08000887

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Turkiye Garanti Bankasi

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 23636 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 2/25/08



12-31-07
AR/S

Türkiye Garanti Bankası Anonim Şirketi

And Its Financial Affiliates

Consolidated Financial Statements

As of and For the Year Ended

31 December 2007

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

15 February 2008

This report contains "Independent Auditors' Report" comprising 2 pages and; "Consolidated Financial Statements and Related Disclosures and Footnotes" comprising 96 pages.



Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Auditors' Report
Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ

We have audited the consolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") and its financial affiliates as of 31 December 2007 and the related consolidated income statement, consolidated statement of cash flows, consolidated statement of changes in shareholders' equity and a summary of significant accounting policies and notes to the financial statements.

Disclosure for the responsibility of the Bank's Board of Directors

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the consolidated financial statements; and for adopting sound accounting policies in compliance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published on the Official Gazette no.26333 dated 1 November 2006, Turkish Accounting Standards, Turkish Financial Reporting Standards and the statements and guidances published by the Banking Regulation and Supervision Agency (BRSA) on accounting and financial reporting principles.

Disclosure for the Responsibility of the Authorized Audit Firm

Our responsibility, as independent auditors, is to express an opinion on these consolidated financial statements based on our audit. Our audit is performed in accordance with the "Regulation on the Assignment and Activities of the Banks' Independent Audit Firms" published on the Official Gazette no.26333 dated 1 November 2006 and international standards on auditing. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. Our audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements. The selection of the audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting into consideration and assessing the appropriateness of the applied accounting policies. We believe that our audit provides a reasonable basis for our opinion.



Independent Auditors' Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ and its financial affiliates as of 31 December 2007 and the result of its operations and cash flows for the year then ended in accordance with the accounting principles and standards as per the existing regulations described in Article 37 and Article 38 of (Turkish) Banking Law No 5411 and the statements and guidances published by the BRSA on accounting and financial reporting principles.

İstanbul,
15 February 2008

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Partner
Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying consolidated financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Financial Report
as of and for the Year Ended 31 December 2007

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The consolidated year-end financial report prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about the Parent Bank
2. Consolidated Financial Statements of the Parent Bank
3. Accounting Policies
4. Consolidated Financial Position and Results of Operations of the Bank
5. Disclosures and Footnotes on Consolidated Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditors' Report

The consolidated subsidiaries and associates in the scope of this consolidated financial report are the followings:

Subsidiaries	Associates
1.Garanti Bank International NV	1.Eureko Sigorta AŞ
2.Garanti Finansal Kiralama AŞ	
3.Garanti Bank Moscow	
4.Garanti Faktoring Hizmetleri AŞ	
5.Garanti Emeklilik ve Hayat AŞ	
6.Garanti Yatırım Menkul Kıymetler AŞ	
7.Garanti Portföy Yönetimi AŞ	
8.Garanti Financial Services Plc	
9.Garanti Fund Management Co Ltd	

The consolidated financial statements and related disclosures and footnotes that were subject to independent audit, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying consolidated financial statements are presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk	**M. Cüneyt Sezgin**	**Des O'Shea**	**S. Ergun Özen**	**Aydın Şenel**	**Aylin Aktürk**
Board of Directors Chairman	Audit Board Member	Audit Board Member	General Manager	Executive Vice President Responsible of Financial Reporting	Coordinator

The authorized contact person for questions on this financial report:

Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

Page No:

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of parent bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 583 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 Parent bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on its risk group

As of 31 December 2007, group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9.765.000.000 shares of the Bank at a nominal value of YTL 97,650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of business consisting of financial services, automotive, media, tourism and service sectors with more than 19,800 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Eureko Sigorta AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services. GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

(Thousands of New Turkish Lira (YTL))

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

1.3 Information on parent bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	17 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	25 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	22 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	33 years
Charles Edward Alexander	Member	22.12.2005	University	27 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	Master	30 years
Oliver B.R.V. Piani	Member	21.02.2007	Master	26 years
Dmitri Lysander Stockton	Member	22.12.2005	University	16 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	20 years

The board membership position of Olivier B.R.V. Piani who has been assigned as of 21 February 2007, for the vacant position of Richard Alan Laxer to complete his duties, was approved by the Annual General Assembly held on 17 April 2007.

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	20 years
Adnan Memiş	EVP-Support Services	03.06.1991	University	29 years
Afzal Mohammed Modak	EVP-Finance & Accounting	20.07.2007	Master	22 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	Master	15 years
Ali Temel	EVP-Loans	21.10.1999	University	17 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	13 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	25 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	22 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	16 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	15 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	22 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	26 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	12 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of New Turkish Lira (YTL))

1.4 Information on parent bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	559,900	26.6619%	559,900	-
GE Araştırma ve Müşavirlik Limited Şti	437,856	20.8503%	437,856	-

In accordance with the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

1.5 Summary information on parent bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Consolidated Financial Statements

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Balance Sheet
At 31 December 2007

ASSETS		Footnotes	CURRENT PERIOD 31 December 2007			PRIOR PERIOD 31 December 2006		
			THOUSANDS OF NEW TURKISH LIRA (YTL)					
			YTL	FC	Total	YTL	FC	Total
I.	**CASH AND BALANCES WITH CENTRAL BANK**	5.1.1	**3,186,970**	**4,050,061**	**7,237,031**	**1,885,419**	**3,399,014**	**5,284,433**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)**	5.1.2	**281,010**	**750,690**	**1,031,700**	**112,526**	**940,039**	**1,052,565**
2.1	Financial assets held for trading		236,454	690,782	927,236	96,229	901,214	997,443
2.1.1	Government securities		225,090	107,044	332,134	86,754	128,549	215,303
2.1.2	Equity securities		1,462	-	1,462	-	-	-
2.1.3	Other securities		9,902	583,738	593,640	9,475	772,665	782,140
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		44,556	59,908	104,464	16,297	38,825	55,122
III.	**BANKS**	5.1.3	**1,058,305**	**4,523,469**	**5,581,774**	**207,543**	**2,345,038**	**2,552,581**
IV.	**INTERBANK MONEY MARKETS**		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)**	5.1.4	**9,839,136**	**3,712,231**	**13,551,367**	**5,605,729**	**4,205,447**	**9,811,176**
5.1	Equity securities		37,193	37,674	74,867	28,690	21,668	50,358
5.2	Government securities		9,690,401	2,268,068	11,958,469	5,577,039	3,992,815	9,569,854
5.3	Other securities		111,542	1,406,489	1,518,031	-	190,964	190,964
VI.	**LOANS**	5.1.5	**22,649,101**	**16,352,923**	**39,002,024**	**16,930,784**	**12,304,069**	**29,234,853**
6.1	Loans		22,342,086	16,352,898	38,694,984	16,745,439	12,303,572	29,049,011
6.1.1	Loans to bank's risk group	5.7	22,720	71,062	93,782	14,707	67,832	82,539
6.1.2	Other		22,319,366	16,281,836	38,601,202	16,730,732	12,235,740	28,966,472
6.2	Loans under follow-up		846,538	5,776	852,314	636,589	7,645	644,234
6.3	Specific provisions (-)		539,523	5,751	545,274	451,244	7,148	458,392
VII.	**FACTORING RECEIVABLES**	5.1.6	**345,643**	**148,757**	**494,400**	**331,436**	**71,162**	**402,598**
VIII.	**INVESTMENTS HELD-TO-MATURITY (Net)**	5.1.7	**3,498,885**	**801,475**	**4,300,360**	**4,033,978**	**1,138,623**	**5,172,601**
8.1	Government securities		3,495,683	777,619	4,273,302	4,032,026	1,073,790	5,105,816
8.2	Other securities		3,202	23,856	27,058	1,952	64,833	66,785
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	5.1.8	**29,260**	-	**29,260**	**358**	-	**358**
9.1	Associates consolidated under equity accounting		28,997	-	28,997	-	-	-
9.2	Unconsolidated associates		263	-	263	358	-	358
9.2.1	Financial investments in associates		-	-	-	-	-	-
9.2.2	Non-financial investments in associates		263	-	263	358	-	358
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	5.1.9	**9,694**	**540**	**10,234**	**8,310**	**585**	**8,895**
10.1	Unconsolidated financial investments in subsidiaries		418	540	958	419	585	1,004
10.2	Unconsolidated non-financial investments in subsidiaries		9,276	-	9,276	7,891	-	7,891
XI.	**INVESTMENTS IN JOINT-VENTURES (Net)**	5.1.10	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	**LEASE RECEIVABLES (Net)**	5.1.11	**549,408**	**1,396,241**	**1,945,649**	**399,486**	**887,382**	**1,286,868**
12.1	Financial lease receivables		690,122	1,560,826	2,250,948	501,017	990,216	1,491,233
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		140,714	164,585	305,299	101,531	102,834	204,365
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT**	5.1.12	-	**31,960**	**31,960**	-	**4,799**	**4,799**
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	31,960	31,960	-	4,799	4,799
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	**TANGIBLE ASSETS (Net)**	5.1.13	**963,189**	**66,471**	**1,029,660**	**917,332**	**59,955**	**977,287**
XV.	**INTANGIBLE ASSETS (Net)**	5.1.14	**110,508**	**8,977**	**119,485**	**83,547**	**3,725**	**87,272**
15.1	Goodwill		6,388	-	6,388	6,388	-	6,388
15.2	Other intangibles		104,120	8,977	113,097	77,159	3,725	80,884
XVI.	**INVESTMENT PROPERTY (Net)**	5.1.15	-	-	-	-	-	-
XVII.	**TAX ASSET**		**58,041**	**311**	**58,352**	**43,810**	**20**	**43,830**
17.1	Current tax asset		-	-	-	-	-	-
17.2	Deferred tax asset	5.1.16	58,041	311	58,352	43,810	20	43,830
XVIII.	**ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	5.1.17	**112,886**	-	**112,886**	**115,196**	-	**115,196**
18.1	Asset held for resale		112,886	-	112,886	115,196	-	115,196
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	5.1.18	**1,489,413**	**122,938**	**1,612,351**	**919,364**	**165,149**	**1,084,513**
	TOTAL ASSETS		**44,181,449**	**31,967,044**	**76,148,493**	**31,594,818**	**25,525,007**	**57,119,825**

The accompanying notes are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Balance Sheet
At 31 December 2007

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	5.2.1	20,196,472	23,493,058	43,689,530	14,326,846	19,453,359	33,780,205
1.1	Deposits from bank's risk group	5.7	204,546	135,893	340,439	137,512	506,788	644,300
1.2	Other		19,991,926	23,357,165	43,349,091	14,189,334	18,946,571	33,135,905
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	5.2.2	501,205	37,388	538,593	243,904	15,641	259,545
III.	**FUNDS BORROWED**	5.2.3	1,812,519	9,088,223	10,900,742	950,116	8,711,759	9,661,875
IV.	**INTERBANK MONEY MARKETS**	5.2.4	7,447,905	1,144,051	8,591,956	4,310,794	984,851	5,295,645
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		7,447,905	1,144,051	8,591,956	4,310,794	984,851	5,295,645
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		2,384,138	129,090	2,513,228	1,599,078	141,420	1,740,498
VIII.	**OTHER EXTERNAL FUNDINGS PAYABLE**		863,062	298,408	1,161,470	111,242	462,460	573,702
IX.	**FACTORING PAYABLES**	5.2.5	-	-	-	-	-	-
X.	**LEASE PAYABLES (Net)**	5.2.6	-	4,115	4,115	-	1,664	1,664
10.1	Financial lease payables		-	4,115	4,115	-	1,815	1,815
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		-	-	-	-	151	151
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	5.2.7	-	249	249	-	-	-
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	249	249	-	-	-
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	5.2.8	651,197	22,225	673,422	614,762	22,748	637,510
12.1	General provisions		265,965	14,695	280,660	148,747	9,719	158,466
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		143,883	-	143,883	129,930	-	129,930
12.4	Insurance technical provisions (Net)		101,150	-	101,150	198,676	8,068	206,744
12.5	Other provisions		140,199	7,530	147,729	137,409	4,961	142,370
XIII.	**TAX LIABILITY**	5.2.9	217,521	3,219	220,740	200,135	1,287	201,422
13.1	Current tax liability		217,521	3,189	220,710	199,418	896	200,314
13.2	Deferred tax liability		-	30	30	717	391	1,108
XIV.	**LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	5.2.10	-	-	-	-	-	-
14.1	Asset held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	5.2.11	-	728,771	728,771	-	143,372	143,372
XVI.	**SHAREHOLDERS' EQUITY**	5.2.12	6,983,672	142,005	7,125,677	4,748,777	75,610	4,824,387
16.1	Paid-in capital		2,100,000	-	2,100,000	2,100,000	-	2,100,000
16.2	Capital reserves		886,218	139,484	1,025,702	805,552	73,433	878,985
16.2.1	Share premium		-	-	-	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		81,517	108,020	189,537	52,419	70,285	122,704
16.2.4	Revaluation surplus on tangible assets		29,864	-	29,864	2,147	-	2,147
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		1,509	-	1,509	950	-	950
16.2.8	Hedging reserves (effective portion)		774	31,464	32,238	(22,518)	3,148	(19,370)
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3	Profit reserves		1,560,342	2,521	1,562,863	670,144	2,177	672,321
16.3.1	Legal reserves		165,846	2,521	168,367	106,476	2,177	108,653
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1,388,561	-	1,388,561	526,745	-	526,745
16.3.4	Other profit reserves		5,935	-	5,935	36,923	-	36,923
16.4	Profit or loss		2,413,778	-	2,413,778	1,165,311	-	1,165,311
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		2,413,778	-	2,413,778	1,165,311	-	1,165,311
16.5	Minority interest		23,334	-	23,334	7,770	-	7,770
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		41,057,691	35,090,802	76,148,493	27,105,654	30,014,171	57,119,825

The accompanying notes are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Off-Balance Sheet Items
At 31 December 2007

OFF-BALANCE SHEET ITEMS		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III			**23,960,000**	**32,425,848**	**56,385,848**	**17,371,813**	**20,325,065**	**37,696,878**
I.	**GUARANTEES AND SURETIES**	5.3.1	**3,921,013**	**8,969,994**	**12,891,007**	**2,683,457**	**7,364,141**	**10,047,598**
1.1.	Letters of guarantee		3,920,019	5,849,586	9,769,605	2,682,754	4,675,006	7,357,760
1.1.1.	Guarantees subject to State Tender Law		306,986	423,552	730,538	268,378	628,922	897,300
1.1.2.	Guarantees given for foreign trade operations		303,752	326,670	630,422	255,968	318,112	574,080
1.1.3.	Other letters of guarantee		3,309,281	5,099,364	8,408,645	2,158,408	3,727,972	5,886,380
1.2.	Bank acceptances		600	115,887	116,487	616	142,925	143,541
1.2.1.	Import letter of acceptance		600	107,622	108,222	600	141,356	141,956
1.2.2.	Other bank acceptances		-	8,265	8,265	16	1,569	1,585
1.3.	Letters of credit		394	2,915,806	2,916,200	87	2,485,735	2,485,822
1.3.1.	Documentary letters of credit		-	1,649	1,649	-	10,810	10,810
1.3.2.	Other letters of credit		394	2,914,157	2,914,551	87	2,474,925	2,475,012
1.4.	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other guarantees		-	88,715	88,715	-	60,475	60,475
1.9.	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**		**13,139,200**	**3,675,756**	**16,814,956**	**9,807,302**	**1,623,665**	**11,430,967**
2.1.	Irrevocable commitments		13,139,200	3,675,366	16,814,566	9,807,302	1,623,426	11,430,728
2.1.1.	Asset purchase commitments		50,554	1,689,412	1,739,966	146,776	158,806	305,582
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		812	-	812	250	-	250
2.1.4	Loan granting commitments		2,327,523	924,924	3,252,447	1,825,959	432,198	2,258,157
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		1,852,451	-	1,852,451	1,528,984	-	1,528,984
2.1.8.	Tax and fund obligations on export commitments		24,398	-	24,398	19,092	-	19,092
2.1.9.	Commitments for credit card limits		7,619,252	-	7,619,252	6,134,828	-	6,134,828
2.1.10.	Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13.	Other irrevocable commitments		1,264,210	1,061,030	2,325,240	151,413	1,032,422	1,183,835
2.2.	Revocable commitments		-	390	390	-	239	239
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2	Other revocable commitments		-	390	390	-	239	239
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	5.3.2	**6,899,787**	**19,780,098**	**26,679,885**	**4,881,054**	**11,337,259**	**16,218,313**
3.1.	Derivative financial instruments held for risk managemen		-	58,282	58,282	-	7,107	7,107
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2.	Cash flow hedges		-	58,282	58,282	-	7,107	7,107
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		6,899,787	19,721,816	26,621,603	4,881,054	11,330,152	16,211,206
3.2.1.	Forward foreign currency purchases/sales		863,438	1,217,606	2,081,044	447,104	956,435	1,403,539
3.2.1.1.	Forward foreign currency purchases		340,766	665,557	1,006,323	273,493	430,544	704,037
3.2.1.2.	Forward foreign currency sales		522,672	552,049	1,074,721	173,611	525,891	699,502
3.2.2.	Currency and interest rate swaps		4,840,279	10,157,286	14,997,565	4,085,925	8,450,168	12,536,093
3.2.2.1.	Currency swaps-purchases		1,215,757	6,023,664	7,239,421	93,461	6,018,190	6,111,651
3.2.2.2.	Currency swaps-sales		3,622,066	4,123,014	7,745,080	3,986,341	2,407,821	6,394,162
3.2.2.3.	Interest rate swaps-purchases		417	5,401	5,818	3,010	12,093	15,103
3.2.2.4	Interest rate swaps-sales		2,039	5,207	7,246	3,113	12,064	15,177
3.2.3.	Currency, interest rate and security options		1,077,653	7,711,274	8,788,927	311,087	1,651,250	1,962,337
3.2.3.1.	Currency call options		370,616	3,798,693	4,169,309	52,957	855,187	908,144
3.2.3.2.	Currency put options		635,057	3,417,318	4,052,375	258,130	645,348	903,478
3.2.3.3.	Interest rate call options		-	81,200	81,200	-	-	-
3.2.3.4.	Interest rate put options		-	-	-	-	-	-
3.2.3.5.	Security call options		37,344	113,283	150,627	-	65,742	65,742
3.2.3.6.	Security put options		34,636	300,780	335,416	-	84,973	84,973
3.2.4.	Currency futures		114,417	82,650	197,067	36,938	34,828	71,766
3.2.4.1.	Currency futures-purchases		83,070	2,219	85,289	36,938	-	36,938
3.2.4.2.	Currency futures-sales		31,347	80,431	111,778	-	34,828	34,828
3.2.5.	Interest rate futures		-	-	-	-	139,536	139,536
3.2.5.1.	Interest rate futures-purchases		-	-	-	-	69,768	69,768
3.2.5.2.	Interest rate futures-sales		-	-	-	-	69,768	69,768
3.2.6	Others		4,000	553,000	557,000	-	97,935	97,935
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)			**129,941,310**	**67,836,609**	**197,777,919**	**115,037,822**	**126,754,734**	**241,792,556**
IV.	**ITEMS HELD IN CUSTODY**		**46,920,619**	**12,856,015**	**59,776,634**	**28,448,874**	**12,781,762**	**41,230,636**
4.1.	Customers' securities held		21,162,119	3,625,534	24,787,653	3,219,699	4,408,865	7,628,568
4.2.	Investment securities held in custody		20,241,857	1,385,719	21,627,576	20,700,068	1,926,185	22,626,253
4.3.	Checks received for collection		4,204,954	494,980	4,699,934	3,641,784	378,927	4,020,711
4.4.	Commercial notes received for collection		1,281,717	1,631,219	2,912,936	864,143	1,862,917	2,727,060
4.5.	Other assets received for collection		7,197	5,402,214	5,409,411	90	3,861,442	3,861,532
4.6.	Assets received through public offering		-	18,805	18,805	-	20,233	20,233
4.7.	Other items under custody		22,775	297,544	320,319	23,090	323,189	346,279
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**83,020,691**	**54,980,594**	**138,001,285**	**86,588,948**	**113,972,972**	**200,561,920**
5.1.	Securities		169,805	5,555	175,360	207,080	10,126	217,206
5.2.	Guarantee notes		11,971,031	4,942,492	16,913,523	7,584,926	4,770,191	12,355,117
5.3.	Commodities		157	-	157	237	-	237
5.4.	Warranties		-	463,776	463,776	-	415,030	415,030
5.5.	Real estates		13,345,519	7,900,332	21,245,851	7,935,629	5,948,579	13,884,208
5.6	Other pledged items		57,534,009	41,668,096	99,202,105	70,860,906	102,823,123	173,684,029
5.7.	Pledged items-depository		170	343	513	170	5,923	6,093
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
			-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**153,901,310**	**100,262,457**	**254,163,767**	**132,409,635**	**147,079,799**	**279,489,434**

The accompanying notes are an integral part of these consolidated financial statements

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Income Statement
For the Year Ended 31 December 2007

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 1 January 2007- 31 December 2007	PRIOR PERIOD 1 January 2006- 31 December 2006
I.	**INTEREST INCOME**	5.4.1	7,886,063	5,673,601
1.1	Interest income on loans		4,433,971	3,105,286
1.2	Interest income on reserve deposits		184,252	125,849
1.3	Interest income on banks		439,006	241,944
1.4	Interest income on money market transactions		5,538	2,150
1.5	Interest income on securities portfolio		2,342,324	1,799,117
1.5.1	Trading financial assets		52,725	61,566
1.5.2	Financial assets valued at fair value through profit or loss		-	-
1.5.3	Financial assets available-for-sale		1,593,503	1,130,437
1.5.4	Investments held-to-maturity		696,096	607,114
1.6	Financial lease income		188,173	129,302
1.7	Other interest income		292,799	269,953
II.	**INTEREST EXPENSE**	5.4.2	4,788,111	3,521,818
2.1	Interest on deposits		3,295,478	2,454,736
2.2	Interest on funds borrowed		749,030	531,951
2.3	Interest on money market transactions		738,564	472,357
2.4	Interest on securities issued		3,035	712
2.5	Other interest expenses		2,004	62,062
III.	**NET INTEREST INCOME (I - II)**		3,097,952	2,151,783
IV.	**NET FEES AND COMMISSIONS INCOME**		1,288,569	1,035,384
4.1	Fees and commissions received		1,720,948	1,360,951
4.1.1	Non-cash loans		107,983	96,908
4.1.2	Others		1,612,965	1,264,043
4.2	Fees and commissions paid		432,379	325,567
4.2.1	Non-cash loans		322	875
4.2.2	Others		432,057	324,692
V.	**DIVIDEND INCOME**	5.4.3	2,866	2,767
VI.	**NET TRADING INCOME/LOSSES (Net)**	5.4.4	(218,454)	(51,433)
6.1	Trading account income/losses (Net)		(171,873)	20,420
6.2	Foreign exchange gains/losses (Net)		(46,581)	(71,853)
VII.	**OTHER OPERATING INCOME**	5.4.5	1,201,924	461,767
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		5,372,857	3,600,268
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	5.4.6	349,695	335,996
X.	**OTHER OPERATING EXPENSES (-)**	5.4.7	2,108,356	1,799,160
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		2,914,806	1,465,112
XII.	**INCOME RESULTED FROM MERGERS**		-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		4,098	-
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-
XV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	5.4.8	2,918,904	1,465,112
XVI.	**PROVISION FOR TAXES (±)**	5.4.9	497,148	298,549
16.1	Current tax charge		507,497	293,524
16.2	Deferred tax charge/(credit)		(10,349)	5,025
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)**	5.4.10	2,421,756	1,166,563
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-
18.1	Income from assets held for sale		-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-
18.3	Others		-	-
XIX.	**EXPENSES FROM DISCONTINUED OPERATIONS (-)**		-	-
19.1	Expenses on assets held for sale		-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-
19.3	Others		-	-
XX.	**PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)**	5.4.8	-	-
XXI.	**PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)**	5.4.9	-	-
21.1	Current tax charge		-	-
21.2	Deferred tax charge/(credit)		-	-
XXII.	**NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)**	5.4.10	-	-
XXIII.	**NET PROFIT/LOSS (XVII+XXII)**	5.4.11	2,421,756	1,166,563
23.1	Equity holders of the bank		2,413,778	1,165,311
23.2	Minority interest		7,978	1,252
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		1,149	555

The accompanying notes are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Statement of Income/Expense Items Accounted under Shareholders' Equity

For the Year Ended 31 December 2007

INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY		THOUSANDS OF NEW TURKISH LIRA (YTL)	
		CURRENT PERIOD 31 December 2007	PRIOR PERIOD 31 December 2006
I.	MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	94,304	(13,765)
II.	REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III.	REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV.	TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	(31,526)	36,882
V.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	28,412	382
VI.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	29,115	(28,148)
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII.	OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	-	-
IX.	DEFERRED TAXES ON VALUE INCREASES/DECREASES	(23,147)	21,300
X.	NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	97,158	16,651
XI.	CURRENT PROFIT/LOSSES	2,421,756	1,166,563
1.1	Net changes in fair value of securities (transferred to income statement)	10,224	42,510
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	2,411,532	1,124,053
XII.	TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	2,518,914	1,183,214

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Statement of Changes in Shareholders' Equity

For the Year Ended 31 December 2007

THOUSANDS OF NEW TURKISH LIRA (YTL)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Revaluation Surplus on Assets Held for Sale and Assets of Discontinued Operations	Shareholders' Equity before Minority Interest	Minority Interest	Total Shareholders' Equity
PRIOR PERIOD - 31 December 2006																			
I. Balances at beginning of the period		2,100,000	772,554	-	-	69,409	-	36,307	137	-	767,081	162,522	2,147	885	3,553	-	3,914,595	42,022	3,956,617
II. Correction made as per TAS 8		-	-	-	-	-	-	(36,307)	-	-	(22,608)	-	-	-	-	-	(58,915)	-	(58,915)
2.1. Effect of corrections		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2 Effect of changes in accounting policies	3.24	-	-	-	-	-	-	(36,307)	-	-	(22,608)	-	-	-	-	-	(58,915)	-	(58,915)
III. Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	69,409	-	-	137	-	744,473	162,522	2,147	885	3,553	-	3,855,680	42,022	3,897,702
Changes during the period																			
IV. Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V. Market value changes of securities		-	-	-	-	-	-	-	-	-	-	(39,818)	-	-	-	-	(39,818)	-	(39,818)
VI. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(22,923)	-	(22,923)	-	(22,923)
6.1. Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	(405)	-	(405)	-	(405)
6.2. Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	(22,518)	-	(22,518)	-	(22,518)
VII. Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX. Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. Translation differences		-	-	-	-	96	-	-	36,786	-	-	-	-	-	-	-	36,882	-	36,882
XI. Changes resulted from disposal of assets		-	-	-	-	(1,471)	-	(13,281)	-	-	15,601	-	-	65	-	-	914	(35,504)	(34,590)
XII. Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.1 Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.2 Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Share issuance		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIX. Current period net profit/loss		-	-	-	-	-	-	-	-	1,165,311	-	-	-	-	-	-	1,165,311	1,252	1,166,563
XX. Profit distribution		-	-	-	-	40,619	-	540,026	-	-	(760,074)	-	-	-	-	-	(179,429)	-	(179,429)
20.1 Dividends		-	-	-	-	-	-	-	-	-	(178,578)	-	-	-	-	-	(178,578)	-	(178,578)
20.2 Transfers to reserves		-	-	-	-	40,619	-	540,026	-	-	(581,496)	-	-	-	-	-	(851)	-	(851)
20.3 Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balances at end of the period (III+IV+V+......+XVIII+XIX+XX)		2,100,000	772,554	-	-	108,653	-	526,745	36,923	1,165,311	-	122,704	2,147	950	(19,370)	-	4,816,617	7,770	4,824,387
CURRENT PERIOD - 31 December 2007																			
I. Balances at beginning of the period		2,100,000	772,554	-	-	108,653	-	526,745	36,923	-	1,165,311	122,704	2,147	950	(19,370)	-	4,816,617	7,770	4,824,387
Changes during the period	5.5.1																		
II. Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. Market value changes of securities		-	-	-	-	-	-	-	-	-	-	66,852	-	-	-	-	66,852	-	66,852
IV. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	51,608	-	51,608	-	51,608
4.1 Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	28,316	-	28,316	-	28,316
4.2 Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	23,292	-	23,292	-	23,292
V. Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI. Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII. Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Translation differences		-	-	-	-	(538)	-	-	(30,988)	-	-	-	-	-	-	-	(31,526)	-	(31,526)
IX. Changes resulted from disposal of assets		-	-	-	-	(4,434)	-	(28,876)	-	-	33,310	-	-	559	-	-	559	-	559
X. Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	3,948	(19)	-	-	-	-	3,929	7,586	11,515
XI. Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1 Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.2 Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Share issuance	5.5.4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. Current period net profit/loss		-	-	-	-	-	-	-	-	2,413,778	-	-	-	-	-	-	2,413,778	7,978	2,421,756
XVIII. Profit distribution		-	-	-	-	64,686	-	890,692	-	-	(1,202,569)	-	27,717	-	-	-	(219,474)	-	(219,474)
18.1 Dividends		-	-	-	-	-	-	-	-	-	(219,474)	-	-	-	-	-	(219,474)	-	(219,474)
18.2 Transfers to reserves	5.5.3	-	-	-	-	64,686	-	890,692	-	-	(955,378)	-	-	-	-	-	-	-	-
18.3 Others		-	-	-	-	-	-	-	-	-	(27,717)	-	27,717	-	-	-	-	-	-
Balances at end of the period (I+II+III+......+XVI+XVII+XVIII)		2,100,000	772,554	-	-	168,367	-	1,388,561	5,935	2,413,778	-	189,537	29,864	1,509	32,238	-	7,102,343	23,334	7,125,677

The accompanying notes are an integral part of these consolidated financial statements

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Cash Flows
For the Year Ended 31 December 2007

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 December 2007	PRIOR PERIOD 31 December 2006
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**	5.6.1	**3,123,123**	**1,549,556**
1.1.1	Interests received		7,750,069	5,036,660
1.1.2	Interests paid		(4,643,883)	(3,174,220)
1.1.3	Dividend received		2,866	2,767
1.1.4	Fees and commissions received		1,288,569	1,111,284
1.1.5	Other income		966,387	316,980
1.1.6	Collections from previously written-off loans and other receivables		17,676	29,773
1.1.7	Payments to personnel and service suppliers		(1,862,078)	(1,575,401)
1.1.8	Taxes paid		(396,483)	(198,287)
1.1.9	Others		-	-
1.2	**Changes in operating assets and liabilities**	5.6.1	**335,008**	**1,756,589**
1.2.1	Net (increase) decrease in financial assets held for trading		62,175	(35,194)
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		(4,833,741)	(926,613)
1.2.4	Net (increase) decrease in loans		(9,849,842)	(10,786,221)
1.2.5	Net (increase) decrease in other assets		(1,292,545)	(1,035,300)
1.2.6	Net increase (decrease) in bank deposits		860,380	501,710
1.2.7	Net increase (decrease) in other deposits		8,995,336	7,757,636
1.2.8	Net increase (decrease) in funds borrowed		5,047,343	5,903,693
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		1,345,902	376,878
I.	**Net cash flow from banking operations**	5.6.1	**3,458,131**	**3,306,145**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**	5.6.1	**(3,025,915)**	**(2,805,659)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		(1,187)	(95)
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		95	35,037
2.3	Purchases of tangible assets		(327,182)	(186,177)
2.4	Sales of tangible assets		57,808	448,125
2.5	Cash paid for purchase of financial assets available-for-sale, net		(9,203,982)	(12,622,942)
2.6	Cash obtained from sale of financial assets available-for-sale, net		5,841,427	8,814,352
2.7	Cash paid for purchase of investments held-to-maturity		(71,632)	(1,112,833)
2.8	Cash obtained from sale of investments held-to-maturity		678,738	1,818,874
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**(219,812)**	**(214,813)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	-
3.4	Dividends paid		(219,474)	(178,578)
3.5	Payments for financial leases		(338)	(731)
3.6	Others		-	(35,504)
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		**(46,581)**	**(71,852)**
V.	**Net increase in cash and cash equivalents (I+II+III+IV)**	5.6.1	**165,823**	**213,821**
VI.	**Cash and cash equivalents at beginning of period**	5.6.4	**4,149,369**	**3,935,548**
VII.	**Cash and cash equivalents at end of period (V+VI)**	5.6.5	**4,315,192**	**4,149,369**

The accompanying notes are an integral part of these consolidated financial statements.

(Thousands of New Turkish Lira (YTL))

3 Accounting Policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its consolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulation and Supervision Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying consolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis. In BRSA's Circular no.BDDK.DZM.2/13/-d-5 on 28 April 2005, it was stated that as of January 2005, the majority of criteria confirming the existence of a hyperinflationary economy are not valid anymore. Accordingly, the inflation accounting had been applied upto the end of 2004 and ceased beginning from 1 January 2005.

The accounting policies and the valuation principles applied in the preparation of the accompanying consolidated financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying consolidated financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for use of financial instruments and foreign currency transactions

3.2.1 Strategy for use of financial instruments

The liability side of the balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank and its financial affiliates have access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank and its financial affiliates are keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

(Thousands of New Turkish Lira (YTL))

Another influential factor in the management of the interest and liquidity risk on balance sheet is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement.

Foreign currency differences arising from the conversion of the net investments in subsidiaries in foreign countries into YTL are classified as "other profit reserves" under the shareholders' equity. The financial liabilities in foreign currencies are designated as hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instruments under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches and consolidated financial affiliates, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Information on consolidated subsidiaries

As of 31 December 2007, Türkiye Garanti Bankası Anonim Şirketi and the following financial affiliates are consolidated in the accompanying consolidated financial statements; Garanti Bank International (GBI), Garanti Bank Moscow (Garanti Moscow), Garanti Finansal Kiralama AŞ (Garanti Finansal Kiralama), Garanti Yatırım Menkul Kıymetler AŞ (Garanti Yatırım), Garanti Portföy Yönetimi AŞ (Garanti Portföy), Garanti Emeklilik AŞ (Garanti Emeklilik), Garanti Faktoring Hizmetleri AŞ (Garanti Faktoring), Garanti Fund Management Co Ltd (GFM) ve Garanti Financial Services Plc (GFS). Following the sale transaction took place on 21 June 2007 as explained in Note 5.1.9, the remaining 20% investment in Garanti Sigorta AŞ is consolidated under equity method of accounting in the accompanying consolidated financial statements. At 1 October 2007, the legal name of this company has been changed as Eureko Sigorta AŞ.

Garanti Sigorta AŞ was established in 1989 to perform insurance activities. In 1992, it was decided to operate life and health branches under a different company and accordingly Garanti Hayat Sigorta AŞ was established. Garanti Hayat Sigorta AŞ was converted into a private pension company in compliance with the legislation early in 2003 and its name was changed as Garanti Emeklilik ve Hayat AŞ. The Bank owns 20% of Garanti Sigorta AŞ that its name has been changed as Eureko Sigorta AŞ at 1 October 2007 and 84.91% of Garanti Emeklilik. The head offices of these companies are in Istanbul.

(Thousands of New Turkish Lira (YTL))

Garanti Finansal Kiralama was established in 1990 to perform financial lease activities. The company's head office is in Istanbul. The Bank owns 98.94% of the company's shares through direct and indirect shareholdings.

Garanti Faktoring was established in 1990 to perform import, export and domestic factoring activities. The company's head office is in Istanbul. The Bank and T. İhracat Bankası AŞ own 55.40% and 9.78% of the company's shares, respectively. The remaining 34.82% shares are held by public.

GBI was established in 1990 by the Bank to perform banking activities in abroad. This foreign bank's head office is in Amsterdam. It is wholly owned by the Bank.

Garanti Yatırım was established in 1991 to perform brokerage activities for marketable securities, valuable papers and documents representing financial values or financial commitments of issuing parties other than securities. The company's head office is in Istanbul. It is wholly owned by the Bank.

Garanti Moscow was established in 1996 to perform banking activities in abroad. This foreign bank's head office is in Moscow. The Bank and Garanti Financial Services plc own 75.02% and 24.86% of the company shares, respectively.

Garanti Portföy was established in June 1997 to manage the customer portfolios by using the capital market products in compliance with the principles and rules of the regulations regarding the company's purpose of establishment and the portfolio management agreements signed with the customers. The company's head office is in Istanbul. It is wholly owned by the Bank.

GFS was established in Ireland in December 1997 to perform financial activities. The Bank owns 99.99% of the company's shares.

Liquidation or sale transactions of the associates and subsidiaries subject to consolidation:

As explained in Note 5.1.9, the Bank sold 80% and 15% of its consolidated subsidiaries' shares; Garanti Sigorta AŞ and Garanti Emeklilik ve Hayat AŞ, respectively to Eureko BV on 21 June 2007.

The Bank sold its 50.98% shares of Garanti Gayrimenkul Yatırım Ortaklığı AŞ in total 37,622,945 unit shares to Doğuş Holding AŞ (A-group shares of 737,705 and B-group shares of 18,066,240 in total 18,803,945 unit shares) and GE Capital Corporation (A-group shares of 737,705 and B-group shares of 18,081,295 in total 18,819,000 unit shares). Subsequent to this sale, the company's name has been changed to Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ.

Doğuş Holding AŞ signed a Share Sales Agreement on 24 August 2005 for the sale of 53,550,000,000 unit shares representing 25.5% of the Bank issued share capital to GE Araştırma ve Müşavirlik Limited Şti which is a GE Group company. According to this agreement, certain non-financial participations and property are to be taken over by Doğuş Holding AŞ at a total price of YTL 958,000 thousands calculated based on the financial statements as of 31 March 2005. 50% of the sale price to be collected at the closing date, 25% to be collected one year from the closing date and the remaining to be collected two years from the closing date. Accordingly, following the sale of shares, the Bank's certain non-financial subsidiaries representing the first group were transferred over to Doğuş Holding AŞ in December 2005. In accordance with the terms of the agreement, beside an investment in a non-financial associate the investment in Doc Finance SA having a book value of CHF 4,350 thousands categorized in the second group was sold to Doğuş Holding AŞ on 17 April 2006. Before this sale, Doc Finance SA used to be consolidated based on "equity method of accounting".

The Bank's two consolidated financial affiliates having in total 76% ownership in Cappadocia Investment Ltd sold their shares in this company before the end of November 2006 to its risk group.

The liquidation of GFM is expected to be completed during the year 2008.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. The Bank and its financial affiliates do not have any embedded derivatives.

In accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

General

Interest income and expenses are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest income of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

Insurance business

Earned premiums: The premiums of life and non-life branches comprise the premiums due on contracts, net of cancellations, issued during a financial year. These premiums are recorded in the financial statements by taking the reserve for unearned premiums into consideration.

Unearned premium reserve: Insurance companies are required to allocate reserves for unearned premium for all in-force policies. In compliance with the Insurance Supervision Act no.7397, the unearned premium reserve is calculated for all outstanding policies during the balance sheet period after deducting commissions on an accrual basis.

Life assurance provision: Insurance companies operating in life insurance business are required to provide life assurance provision for future guaranteed policy benefits. The life assurance provision is computed by the actuary by taking the mortality assumptions officially applicable for Turkish insurance companies. Revenues arising from the conversion of these provisions into investment, are also taken into consideration while calculating life assurance provisions.

Provision for outstanding claims: Provision is allocated for the outstanding claims incurred and reported but not yet settled as of the reporting period end. Such provisions should be calculated taking into account the results of the appraisal reports or the preliminary assessments of the insured customer and the expert. Moreover, additional provision is allocated for outstanding claims incurred but not reported as of the balance sheet date.

Financial lease operations

Total of minimum rental payments including interests and principals are recorded under "financial lease receivables" as gross. The difference, i.e. the interest, between the total of rental payments and the cost of the related tangible asset is recorded under "unearned income". When the rent payment incurs, the rent amount is deducted from "financial lease receivables"; and the interest portion is recorded as interest income in the income statement.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank and its financial affiliates have the intent and ability to hold until maturity, excluding originated loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any. Interest earned on investments held-to-maturity are recognized as interest income.

Financial assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and originated loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised through providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

Specific allowances for non-performing loan and other receivables are provided in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. Such allowances are deducted from loans under follow-up on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts for Banks. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations and related borrowings

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank or its financial affiliates have no discontinued operations.

3.12 Goodwill and other intangible assets

The intangible assets consist of goodwill, leasehold improvements, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in accordance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

(Thousands of New Turkish Lira (YTL))

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. From the beginning of 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Goodwill represents the excess of the total acquisition costs over the shares owned in the net assets of the acquired company at the date of acquisition. The "net goodwill" resulted from the acquisition of the investment and to be included in the consolidated balance sheet, is calculated based on the financial statements of the investee company as adjusted according to the required accounting principles.

If any goodwill is computed at consolidation, it is recorded under intangible assets on the asset side of the consolidated balance sheet as an asset. It is assessed to identify whether there is any indication of impairment. If any such indication exists, the necessary provision is recorded as an expense in the income statement. The goodwill is not amortized.

Estimated useful lives of the intangible assets except for goodwill, are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in accordance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

(Thousands of New Turkish Lira (YTL))

Depreciation rates and estimated useful lives are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) from 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. From the beginning of 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is four years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

(Thousands of New Turkish Lira (YTL))

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank or its financial affiliates. If an inflow of economic benefits has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Obligations concerning employee rights

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignation or misbehaviours.

The Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in accordance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits".

The major actuarial assumptions used in the calculation of the total liability are as follows:

	31 December 2007	31 December 2006
Discount Rate	5.71%	5.71%
Expected Rate of Salary/Limit Increase	5.00%	5.00%
Estimated Employee Turnover Rate	5.81%	5.25%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in accordance with TAS 19.

The employees of the Bank are the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the temporary article no.20 of the Social Security Law no.506.

As per the letter of the Ministry of Employement and Social Security no.55723 dated 9 November 2006, the temporary Article no.23 of the Turkish Banking Law no.5411 and the temporary Article no.6 of the Law no.5502 dated 16 May 2006, the Board of Ministry of Turkey has agreed on 30 November 2006 by the Decree of Board of Ministries no. 2006/11345 that the Decree on the transfer of pension funds similar foundations subject to the temporary article no.20 of the Social Security Law no.506 together with their members and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to Social Security Foundation (SSF) will take place.

As per the Article no.9 of the related Decision of Board of Ministries;

The discounted liability for each fund in terms of the persons transferred as of the transfer date, including the contributors left the fund, should be calculated by taking the revenues and expenditures of funds into account under the Law no.506 as follows;

a) The technical interest rate to be used for the actuarial calculation is 10.24% calculated as the nominal interest rate at the issue date of the longest-maturity discounted New Turkish Lira-denominated government bonds as of 30 June 2005, as adjusted to real interest rate using the year-end inflation target based on the consumer price index declared in the Medium-Term Program of the Turkish Government.

b) Mortality table "CSO 1980 female and male lifetime tables" will be used for death-age assumptions.

(Thousands of New Turkish Lira (YTL))

c) Estimated premium payments (including insurance premiums for illness) made by contributors of the fund after the date of transfer of the fund (i.e. active members and persons making volantary premium payments) up to the date they are entitled to receive salary or income as per the Law no.506 are taken into account as revenue in the calculation of discounted value of the fund.

The technical financial statements of the Fund are audited by the certified actuary according to the Article no.38 of the Insurance Law and the "Actuaries Regulation" issued as per this Article. As per the actuarial report dated 15 February 2008 and prepared in compliance with the principles explained above, there is no technical or actual deficit determined which requires provision against.

Following the President's application for the annulment of certain statements of the related Article of the Turkish Banking Law no.5411 related with the transfer of funds to SSF on 2 November 2005, by the decision of the Constitutional Court no.E.2005/39, K.2007/33 dated 22 March 2007 as published in the Official Gazette no.26479 dated 31 March 2007, the related Article was annulled and its execution was aborted as of the publication date of this decision. The Constitutional Court's detailed verdict for the annulment of the first paragraph of the temporary Article no.23 of the Turkish Banking Law is published in the Official Gazette no. 26731 dated 15 December 2007. The Constitutional Court stated that the reason behind this annulment was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Turkish Parliament is currently working on new legal arrangements. As of the report date, the legislative work on this subject continues.

Except for the employees of the Bank, the retirement-related benefits of the employees of the consolidated subsidiaries and associates are subject to SSF in case of domestic investees and to the legislations of the related countries in case of foreign investee companies. There are no obligations not reflected in the accompanying consolidated financial statements.

3.18 Taxation

3.18.1 Corporate tax

In accordance with Article No. 32 of the new Corporate Tax Law no.5520 published in the Official Gazette no.26205 dated 21 June 2006, the corporate tax rate is reduced from 30% to 20% in Turkey. Accordingly, effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives in Turkey are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, increased to 15% from 10%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

(Thousands of New Turkish Lira (YTL))

In accordance with the Turkish tax legislation, the tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Effective from 1 January 2006, the article 2 of the Law no.5479 published in the Official Gazette dated 8 April 2006 with no.26133 and the article 19 of the Income Tax Law that used to regulate the investment incentives are abolished. However, the provisional article 69 added to the Income Tax Law through this law regulates the transition period in application of investment incentives.

In Holland, corporate income tax is levied at the rate of 25.5% (31 December 2006: 29.6%) on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward to offset against future taxable income for an unlimited number of years. Tax losses can be carried back to three prior years. Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assesment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 40% over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

In compliance with TAS 12, the deferred tax assets and liabilities of the consolidated affiliates are presented on the asset and liability sides of financial statements seperately, without any offsetting.

3.19 Funds borrowed

Funds are generated from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 31 December 2007, the Bank or its financial affiliates do not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

(Thousands of New Turkish Lira (YTL))

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

Information on the business segments on a consolidated basis is as follows as of 31 December 2007:

Current Period	**Retail Banking**	**Corporate Banking**	**Investment Banking**	**Other**	**Total Operations**
Total Operating Profit	1,386,049	1,701,407	758,718	610,086	4,456,260
Other	-	-	-	913,731	913,731
Total Operating Profit	**1,386,049**	**1,701,407**	**758,718**	**1,523,817**	**5,369,991**
Net Operating Profit	971,312	1,059,756	519,816	365,154	2,916,038
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	2,866	2,866
Net Operating Profit	**971,312**	**1,059,756**	**519,816**	**368,020**	**2,918,904**
Provision for Taxes	-	-	-	497,148	497,148
Net Profit	**971,312**	**1,059,756**	**519,816**	**(129,128)**	**2,421,756**
Segment Assets	13,682,475	25,822,532	27,079,352	9,524,640	76,108,999
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	39,494	39,494
Undistributed Items	-	-	-	-	-
Total Assets	**13,682,475**	**25,822,532**	**27,079,352**	**9,564,134**	**76,148,493**
Segment Liabilities	23,946,399	16,311,409	19,427,853	9,337,155	69,022,816
Shareholders' Equity	-	-	-	7,125,677	7,125,677
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**23,946,399**	**16,311,409**	**19,427,853**	**16,462,832**	**76,148,493**
Other Segment Items	**32,970**	**(34,339)**	**160,236**	**758,765**	**917,632**
Capital Expenditure	-	-	-	303,402	303,402
Depreciation Expenses	-	-	-	182,298	182,298
Impairment Losses	-	-	4,298	345,397	349,695
Other Non-Cash Income/Expenses	32,970	(34,339)	155,938	(72,332)	82,237
Restructuring Costs	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

3.24 Other disclosures

3.24.1 Disclosures for the first-time adoption of Turkish Accounting Standards

The accounting principles and valuation methods used in the preparation of the prior period consolidated financial statements are revised as explained in Note 3.1 in compliance with Turkish Accounting Standards and Turkish Financial Reporting Standards as per the communiqué no.1 "Frame for Preparation and Presentation of Financial Statements" of the Turkish Accounting Standards Board published on the Official Gazette no.25702 dated 16 January 2005. In compliance with the Turkish Accounting Standard 8 (TAS 8) "Accounting Policies, Changes in Accounting Estimates and Errors", the adjustments net of deferred tax effects made to the financial statements of the prior period are summarized below.

	Prior Periods Profit/Loss (*)	Total Shareholders' Equity (**)
Reported Balances as of 31 December 2005	**767,081**	**3,956,617**
Reserve for Employee Severance Indemnities	(18,381)	(18,381)
Provision for Short-Term Employee Benefits	(29,488)	(29,488)
Provision for Promotion Expenses of Credit Cards	(11,046)	(11,046)
Reclassification of the Year 2004 Extraordinary Reserves to Prior Periods Profit/Loss	36,307	-
Adjusted Balances as of 31 December 2005	**744,473**	**3,897,702**

(*) excluding minority interest
(**) including minority interest

3.24.2 Other reclassifications

The factoring payables amounting YTL 178,561 thousands are netted with the same amount of factoring receivables as of 31 December 2006. As a result of this netting, the capital adequacy ratio increased from 12.76% to 12.83%.

As of 31 December 2006, the foreign currency-indexed loans amounting to YTL 1,209,033 thousands are reclassified from "foreing currency loans" to "turkish lira loans".

The non-financial investment in Bankalararası Kart Merkezi AŞ by 10.15% amounting to YTL 1,177 thousands is reclassified to "financial assets available-for-sale" as of 31 December 2006.

As per the BRSA communiqué published on the Official Gazette no.26651 dated 22 September 2007 "Amendment to Communiqué on the Financial Statements and Disclosures Prepared by the Banks for Public" in consistent with 31 December 2007, as of 31 December 2006 commissions received for cash loans amounting to YTL 111,023 thousands are classified to "interest income on loans" and commissions paid for funds borrowed amounting to YTL 35,122 thousands are classified to "interest expense on funds borrowed".

4 Consolidated Financial Position and Results of Operations

4.1 Consolidated capital adequacy ratio

The Bank's consolidated capital adequacy ratio is 13.98% (unconsolidated capital adequacy ratio: 15.38%) as of 31 December 2007.

4.1.1 Risk measurement methods in calculation of consolidated capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted once more and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

(Thousands of New Turkish Lira (YTL))

4.1.2 Consolidated capital adequacy ratio

	Risk Weightings									
	Parent Bank Only					Consolidated				
Value at Credit Risk	*0%*	*10%*	*20%*	*50%*	*100%*	*0%*	*10%*	*20%*	*50%*	*100%*
Balance Sheet Items (Net)	**26,382,832**	-	**3,101,574**	**7,581,325**	**29,914,059**	**28,187,537**	-	**4,336,196**	**7,920,002**	**34,152,647**
Cash on Hand	517,654	-	695	-	-	526,818	-	695	-	-
Securities in Redemption	-	-	-	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	1,801,677	-	-	-	-	1,801,677	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	580,000	-	1,726,595	-	732,668	1,652,114	-	2,660,320	-	1,159,874
Interbank Money Market Placements	-	-	-	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-	-	-	-
Reserve Deposits	4,857,119	-	-	-	-	4,857,119	-	-	-	-
Loans	2,410,997	-	92,944	7,512,198	26,400,607	2,534,051	-	319,977	7,587,695	28,227,517
Loans under Follow-Up (Net)	-	-	-	-	307,014	-	-	-	-	307,039
Lease Receivables	-	-	-	-	-	55,191	-	58,547	259,706	1,548,959
Financial Assets Available-for-Sale	10,884,073	-	1,015,000	-	355,001	11,090,934	-	1,015,074	-	584,951
Investments Held-to-Maturity	3,772,165	-	-	-	-	4,095,099	-	-	-	24,285
Receivables from Term Sale of Assets	-	-	-	-	35,682	-	-	-	-	35,682
Miscellaneous Receivables	390	-	-	-	78,024	390	-	-	-	659,118
Accrued Interest and Income	1,061,131	-	116,831	69,127	427,737	1,071,110	-	131,867	72,601	485,643
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	576,990	-	-	-	-	9,539
Tangible Assets (Net)	-	-	-	-	971,595	-	-	-	-	1,061,425
Other Assets	497,626	-	149,509	-	28,741	503,034	-	149,716	-	48,615
Off-Balance Sheet Items	**289,920**	-	**5,609,810**	**1,097,686**	**5,931,462**	**292,834**	-	**5,680,286**	**1,107,217**	**6,189,861**
Non-Cash Loans and Commitments	289,920	-	5,199,230	1,097,686	5,913,785	292,834	-	5,247,820	1,107,217	6,112,588
Derivative Financial Instruments	-	-	410,580	-	17,677	-	-	432,466	-	77,273
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**26,672,752**	-	**8,711,384**	**8,679,011**	**35,845,521**	**28,480,371**	-	**10,016,482**	**9,027,219**	**40,342,508**

4.1.3 Summary information related to consolidated capital adequacy ratio

	Parent Bank Only		Consolidated	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**
Value at Credit Risk (VaCR)	41,927,303	31,465,572	46,859,414	35,367,309
Value at Market Risk (VaMR)	579,538	303,300	1,550,094	1,506,975
Value at Operational Risk (VaOR)	4,520,072	-	5,299,036	-
Shareholders' Equity	7,230,960	4,485,274	7,506,982	4,729,134
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	15.38%	14.12%	13.98%	12.83%

(Thousands of New Turkish Lira (YTL))

4.1.4 Components of consolidated shareholders' equity

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	2,113,321	2,103,031
Nominal Capital	2,113,321	2,103,031
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	773,640	773,640
Share Premium	-	-
Share Cancellation Profits	-	-
Legal Reserves	169,744	110,030
I. Legal Reserve (Turkish Commercial Code 466/1)	146,117	96,236
II. Legal Reserve (Turkish Commercial Code 466/2)	23,627	13,794
Reserves allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,388,115	527,769
Reserve Allocated as per the Decision held by the General Assembly	1,388,115	527,769
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	2,421,756	1,166,563
Current Period Profit	2,421,756	1,166,563
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	32,000	30,000
Income on Sale of Investments in Associates, Subsidiaries and Real Estate	27,717	-
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Minority Interests	-	-
Loss excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	91,432	61,586
Prepaid Expenses (-)	257,923	151,713
Intangible Assets (-)	28,053	25,686
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Goodwill (Net) (-)	-	-
Total Core Capital	**6,926,293**	**4,711,033**
SUPPLEMENTARY CAPITAL	-	
General Provisions	280,660	158,466
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus Shares of Associates, Subsidiaries and Joint-Ventures (Business Partnership)	1,509	950
Hedging Reserves (Effective Portion)	31,464	(19,370)
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	672,492	106,484
45% of Securities Value Increase Fund	75,337	55,217
Associates and Subsidiaries	-	-
Investment Securities Available for Sale	75,337	55,217
Other Reserves	6,709	36,923
Total Supplemantary Capital	**1,069,137**	**339,636**
TIER III CAPITAL	-	-
CAPITAL	**7,995,430**	**5,050,669**

(Thousands of New Turkish Lira (YTL))

DEDUCTIONS FROM CAPITAL	**488,448**	**321,535**
Unconsolidated Investments in Banks and Financial Institutions	29,955	1,004
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Banks and Financial Institutions' Assets and Liabilities that are not Fully Consolidadet but Included Using Equity Accounting	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	81,085	81,546
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**7,506,982**	**4,729,134**

4.2 Consolidated credit risk

Credit risk means risks and losses that may occur if the counterparty fails to comply with the agreement's requirements and cannot perform its obligations partially or completely on the terms set. In compliance with the legislation, the credit limits are set for the financial position and credit requirements of customers within the authorization limits assigned for Branches, Lending Departments, Executive Vice President responsible of Lending, General Manager, Credit Committee and Board of Directors. The limits are subject to revision if necessary.

The debtors or group of debtors are subject to credit risk limits. Sectoral risk concentrations are reviewed on a monthly basis.

Credit worthiness of debtors is reviewed periodically in compliance with the legislation by the internal risk rating models. The credit limits are revised and further collateral is required if the risk level of debtor deteriorates. For unsecured loans, the necessary documentation is gathered in compliance with the legislation.

Geographical concentration of credit customers is reviewed monthly. This is in line with the concentration of industrial and commercial activities in Turkey.

In accordance with the lending policies, the debtor's creditworthiness is analysed and the satisfactory collateral is required based on the financial position of the company and the lending terms demanded; like cash collateral, bank guarantees, mortgages, pledges, bills and personal or corporate guarantees.

There are control limits on the position held through forwards, options and other similar agreements. Credit risk of such instruments is managed under the risk from market fluctuations. The risk arising from such instruments are followed up and the necessary actions are taken to decrease it when necessary.

The liquidated non-cash loans are subject to the same risk weighting with the overdue loans.

Foreign trade finance and other interbank credit transactions are performed through widespread correspondents network. Accordingly, limits are assigned to domestic and foreign banks and other financial institutions examining their credit worthiness, periodically.

(Thousands of New Turkish Lira (YTL))

The Bank and its financial affiliates' largest 100 cash loan customers compose 27.64% of the total cash loan portfolio.

The Bank and its financial affiliates' largest 100 non-cash loan customers compose 48.77% of the total non-cash loan portfolio.

The Bank and its financial affiliates' largest 100 cash and non-cash loan customers represent 11.05% of the total "on and off balance sheet" assets.

The general provision for consolidated credit risk amounts to YTL 280,660 thousands.

The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

4.2.1 Customer and regional concentration of credit risks

	Loans to Individuals and Corporates		Balances with Banks and Central Bank of Turkey		Securities*		Other Credits**		Off-Balance Sheet Commitments and Contingencies	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Customer concentration										
Private Sector	24,226,179	17,839,981	-	-	609,365	364,332	844,664	852,253	29,971,275	21,476,794
Public Sector	1,034,439	905,600	-	-	16,434,452	13,952,328	84,000	76,343	75,062	13,147
Banks	17,800	120,408	12,291,292	7,479,489	1,658,817	1,614,202	658,202	152,968	9,212,692	7,091,351
Retail Customers	13,723,606	10,368,864	-	-	-	-	25,485	2,949	3,403,418	829,479
Equity Securities	-	-	-	-	76,329	50,358	39,494	9,253	-	-
Total	**39,002,024**	**29,234,853**	**12,291,292**	**7,479,489**	**18,778,963**	**15,981,220**	**1,651,845**	**1,093,766**	**42,662,447**	**29,410,771**
Regional concentration										
Domestic	36,184,533	27,390,506	7,981,386	5,869,053	17,008,777	14,348,715	1,574,200	1,029,878	31,638,256	21,044,351
European Union (EU) Countries	973,329	632,818	3,147,600	943,321	1,111,916	951,304	53,483	48,748	7,485,289	6,153,389
OECD Countries***	480,372	247,259	9,654	7,113	-	-	7,413	1,652	629,396	334,567
Off-Shore Banking Regions	5,227	24,146	67,502	37,115	13,915	1,952	964	395	24,196	14,991
USA, Canada	35,016	51,919	307,546	182,486	121,055	154,880	490	187	2,381,975	1,281,648
Other Countries	1,323,547	888,205	777,604	440,401	523,300	524,369	15,295	12,906	503,335	581,825
Total	**39,002,024**	**29,234,853**	**12,291,292**	**7,479,489**	**18,778,963**	**15,981,220**	**1,651,845**	**1,093,766**	**42,662,447**	**29,410,771**

* Includes financial assets held for trading, financial assets available-for-sale and investments held-to-maturity

** Includes transactions defined as credit as per the Article 48 of the Turkish Banking Law No 5411 and not covered in the first three columns above

*** OECD countries other than EU countries, USA and Canada

(Thousands of New Turkish Lira (YTL))

4.2.2 Geographical concentration

	Assets	Liabilities	Non-cash Loans	Capital Expenditures	Net Profit/(Loss)
Current Period					
Domestic	61,509,588	54,971,044	10,326,332	272,545	2,209,769
European Union (EU) Countries	3,994,309	5,404,877	1,227,937	-	16,595
OECD Countries [1]	15,782	780,097	232,657	-	-
Off-Shore Banking Regions	86,743	206,279	24,196	-	3,569
USA, Canada	396,446	5,223,800	310,342	-	-
Other Countries	417,736	355,520	214,673	-	-
Associates, Subsidiaries and Joint-Ventures (Business Partnership)	9,727,889	9,206,876	554,870	29,673	191,823
Unallocated Assets/Liabilities [2]	-	-	-	-	-
Total	**76,148,493**	**76,148,493**	**12,891,007**	**302,218**	**2,421,756**
Prior Period					
Domestic	47,500,461	39,327,523	8,213,210	162,695	1,000,883
EU Countries	1,366,866	3,353,765	629,463	-	18,144
OECD Countries [1]	4,706	1,543,114	143,877	-	-
Off-Shore Banking Regions	60,726	78,822	14,991	-	3,478
USA, Canada	274,833	4,464,822	234,269	-	-
Other Countries	6,646	35,780	283,690	-	-
Associates, Subsidiaries and Joint-Ventures (Business Partnership)	7,905,496	7,470,972	528,098	18,055	144,058
Unallocated Assets/Liabilities [2]	91	845,027	-	-	-
Total	**57,119,825**	**57,119,825**	**10,047,598**	**180,750**	**1,166,563**

[1] OECD countries other than EU countries, USA and Canada

[2] Assets, liabilities and equity items that can not be allocated on a consistent basis

(Thousands of New Turkish Lira (YTL))

4.2.3 Sectoral distribution of cash loans

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**194,622**	**0.87**	**70,563**	**0.43**	**133,017**	**0.79**	**55,325**	**0.45**
Farming and Stockbreeding	189,456	0.85	66,493	0.41	128,942	0.77	54,646	0.45
Forestry	410	-	424	-	183	-	459	-
Fishery	4,756	0.02	3,646	0.02	3,892	0.02	220	-
Manufacturing	**2,979,505**	**13.34**	**5,538,040**	**33.87**	**2,242,757**	**13.39**	**4,047,763**	**32.90**
Mining	109,773	0.49	135,545	0.83	73,391	0.44	104,419	0.85
Production	2,528,984	11.32	4,527,604	27.69	1,842,505	11.00	3,670,535	29.83
Electricity, Gas, Water	340,748	1.53	874,891	5.35	326,861	1.95	272,809	2.22
Construction	**842,137**	**3.77**	**1,162,048**	**7.11**	**537,391**	**3.21**	**532,946**	**4.33**
Services	**4,042,195**	**18.09**	**7,770,793**	**47.51**	**3,071,010**	**18.34**	**5,777,143**	**46.95**
Wholesale and Retail Trade	2,633,025	11.79	2,380,947	14.56	1,895,519	11.32	1,980,845	16.10
Hotel, Food and Beverage Services	248,316	1.11	586,109	3.58	158,978	0.95	513,606	4.17
Transportation and Telecommunication	536,399	2.40	2,607,109	15.94	464,340	2.77	1,476,770	12.00
Financial Institutions	383,046	1.71	1,776,610	10.86	386,743	2.31	1,434,604	11.66
Real Estate and Renting Services	69,913	0.31	206,285	1.26	46,431	0.28	165,199	1.34
"Self-Employment" Type Services	-	-	-	-	-	-	451	-
Educational Services	56,473	0.25	28,093	0.17	31,440	0.19	24,762	0.20
Health and Social Services	115,023	0.52	185,640	1.14	87,559	0.52	180,906	1.48
Others	**14,283,627**	**63.93**	**1,811,454**	**11.08**	**10,761,264**	**64.27**	**1,890,395**	**15.37**
Total	**22,342,086**	**100.00**	**16,352,898**	**100.00**	**16,745,439**	**100.00**	**12,303,572**	**100.00**

4.2.4 Credit risk by business segments

Loan Groups	Corporate Loans	Retail Loans	Credit Cards	Others	Total
Performing Loans					
Cash Loans	24,838,903	8,077,775	5,712,790	11,328,925	49,958,393
Non-Cash Loans	13,045,588	2,354,191	7,619,536	6,678,917	29,698,232
Loans under Follow-up					
Cash Loans	65,516	-	-	-	65,516
Non-Cash Loans	1,509	-	-	-	1,509
Non-Performing Loans					
Cash Loans	288,062	209,804	354,448	-	852,314
Non-Cash Loans	5,832	-	-	-	5,832
Non-Cash Loans					
Cash Loans	**25,192,481**	**8,287,579**	**6,067,238**	**11,328,925**	**50,876,223**
Non-Cash Loans	**13,052,929**	**2,354,191**	**7,619,536**	**6,678,917**	**29,705,573**

Provision Types	Corporate Loans	Retail Loans	Credit Cards	Others	Total
Specific Provision					
Cash Loans	178,138	105,471	261,665	-	545,274
Non-Cash Loans	1,763	-	-	-	1,763
General Provision					
Cash Loans	140,770	48,752	33,167	27,591	250,280
Non-Cash Loans	15,186	2,882	9,104	3,208	30,380

(Thousands of New Turkish Lira (YTL))

4.3 Consolidated market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simmulation, monte carlo simmulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly on a bank only basis and quarterly on a consolidated basis.

4.3.1 Value at market risk on a consolidated basis

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	48,907
(II) Capital Obligation against Specific Risks - Standard Method	48,838
(III) Capital Obligation against Currency Risk - Standard Method	13,794
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks - Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	12,469
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII) Total Capital Obligations against Market Risk (I+II+III+IV+V+VI)	**124,008**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**1,550,094**

4.3.2 Average values at market risk

	Current Period			Prior Period		
	Average	Highest	Lowest	Average	Highest	Lowest
Interest Rate Risk	1,457,766	1,708,025	1,197,599	2,244,681	2,849,322	1,218,229
Common Share Risk	13,707	50,527	25	76,394	139,174	25
Currency Risk	225,605	323,780	117,662	226,729	276,194	183,784
Stock Risk	-	-	-	-	-	-
Exchange Risk	-	-	-	-	-	-
Option Risk	120,536	221,950	44,248	67,209	182,025	8,191
Total Value at Risk	**1,817,614**	**2,304,282**	**1,359,534**	**2,615,013**	**3,446,715**	**1,410,229**

(Thousands of New Turkish Lira (YTL))

The consolidated value at market risk as of 31 December 2006 and subsequent periods is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and the "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006. For all the prior periods, the calculations made according to the legislation valid during such periods are used.

4.4 Consolidated operational risk

The value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is composed of net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, extraordinary income and income derived from insurance claims at year-end.

	31 December 2004	31 December 2005	31 December 2006
(I) Net Interest Income	1,423,468	1,817,392	2,075,884
(II) Net Fees and Commissions Income	628,881	804,666	1,111,284
(III) Dividend Income	13,039	1,145	2,767
(IV) Net Trading Income/(Losses)	173,601	78,247	(51,433)
(V) Other Operating Expenses	255,151	340,089	461,766
(VI) Gain/Loss on Securities Available-for-Sale and Held-to-Maturity	67,432	58,854	51,307
(VII) Extraordinary Income	139,425	143,781	196,691
(VIII) Insurance Claim Collections	-	-	-
(IX) Gross Income (I+II+III+IV+V-VI-VII-VIII)	2,287,283	2,838,904	3,352,270
(X) Capital Obligation (IX * 15%)	343,092	425,836	502,841
(XI) Average Capital Obligation Against Operational Risk	423,923		
(XII) Value at Operational Risk (XI * 12.5)	5,299,036		

4.5 Consolidated currency risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 December 2007, the Bank and its financial affiliates' net 'on balance sheet' foreign currency short position amounts to YTL 1,584,354 thousands (31 December 2006: YTL 3,231,168 thousands), net 'off-balance sheet' foreign currency long position amounts to YTL 1,633,572 thousands (31 December 2006: YTL 3,392,232 thousands), while net foreign currency long position amounts to YTL 49,218 thousands (31 December 2006: YTL 161,064 thousands).

The consolidated foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

(Thousands of New Turkish Lira (YTL))

	US$	**EUR**	**Yen (100)**	**GBP**
The Bank's foreign currency purchase rate at balance sheet date	1,1600	1,6968	1,0379	2,3113
Foreign currency rates for the days before balance sheet date;				
Day 1	1,1630	1,7110	1,0288	2,3202
Day 2	1,1700	1,7047	1,0253	2,3265
Day 3	1,1700	1,6967	1,0259	2,3212
Day 4	1,1700	1,6843	1,0247	2,3141
Day 5	1,1700	1,6853	1,0230	2,3126
Last 30-days arithmetical average rate	1,1699	1,7034	1,0406	2,3614

(Thousands of New Turkish Lira (YTL))

The Bank's consolidated currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,577,210	388,137	339	84,375	4,050,061
Banks	1,191,218	3,233,942	13,518	84,791	4,523,469
Financial Assets at Fair Value through Profit/Loss	128,029	606,201	1,668	7,202	743,100
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	91,455	3,557,744	-	63,032	3,712,231
Loans (*)	6,244,006	10,917,802	25,685	576,991	17,764,484
Investments in Associates, Subsidiaries and Joint-Ventures	540	-	-	-	540
Investments Held-to-Maturity	75,883	725,592	-	-	801,475
Derivative Financial Assets Held for Risk Management	-	31,960	-	-	31,960
Tangible Assets	55,184	373	-	10,914	66,471
Intangible Assets	7,989	351	-	637	8,977
Other Assets	992,771	600,680	2	30,061	1,623,514
Total Assets	**12,364,285**	**20,062,782**	**41,212**	**858,003**	**33,326,282**
Liabilities					
Bank Deposits	255,982	1,022,660	16	260,572	1,539,230
Foreign Currency Deposits	9,141,035	12,102,361	67,524	580,866	21,891,786
Interbank Money Market Takings	132,367	1,011,684	-	-	1,144,051
Other Fundings	2,798,409	7,016,534	2,051	-	9,816,994
Securities Issued	-	-	-	-	-
Miscellaneous Payables	54,419	68,292	-	6,379	129,090
Derivative Financial Liabilities Held for Risk Management	-	249	-	-	249
Other Liabilities (**)	153,047	158,044	3,485	74,660	389,236
Total Liabilities	**12,535,259**	**21,379,824**	**73,076**	**922,477**	**34,910,636**
Net 'On Balance Sheet' Position	**(170,974)**	**(1,317,042)**	**(31,864)**	**(64,474)**	**(1,584,354)**
Net 'Off-Balance Sheet' Position	**334,335**	**1,056,302**	**31,247**	**211,688**	**1,633,572**
Derivative Assets	2,161,009	8,443,840	168,964	686,720	11,460,533
Derivative Liabilities	(1,826,674)	(7,387,538)	(137,717)	(475,032)	(9,826,961)
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**10,183,040**	**16,004,675**	**17,464**	**497,614**	**26,702,793**
Total Liabilities	**9,702,596**	**19,450,587**	**19,894**	**760,884**	**29,933,961**
Net 'On Balance Sheet' Position	**480,444**	**(3,445,912)**	**(2,430)**	**(263,270)**	**(3,231,168)**
Net 'Off-Balance Sheet' Position	**(377,428)**	**3,374,281**	**4,597**	**390,782**	**3,392,232**
Derivative Assets	1,194,583	5,776,120	12,682	529,508	7,512,893
Derivative Liabilities	(1,572,011)	(2,401,839)	(8,085)	(138,726)	(4,120,661)
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans (YTL 1,411,561 thousands) included under YTL loans in the accompanying balance sheet are presented above under the related foreign currency code.

(**) Other liabilities also include gold deposits of YTL 62,042 thousands.

(Thousands of New Turkish Lira (YTL))

4.5.1 Currency risk exposure

The possible increases or decreases in the shareholders' equity and the profit/loss (excluding tax effect) as per an assumption of devaluation by 10% of YTL against currencies mentioned below as of 31 December 2007 and 2006 are presented in the below table. The other variables, especially the interest rates, are assumed to be fixed in this analysis.

	Current Period		*Prior Period*	
	Profit or Loss of Period	**Shareholders' Equity (*)**	**Profit or Loss of Period**	**Shareholders' Equity (*)**
US$	(40,843)	(26,074)	(14,641)	(7,163)
EUR	17,157	16,336	10,436	10,302
Other FCs	14,660	14,660	12,968	12,968
Total, net	(9,026)	4,922	8,763	16,107

(*) The effect on shareholders' equity also includes the effect of devaluation by 10% of YTL against other currencies on the profit/loss.

4.6 Consolidated interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

(Thousands of New Turkish Lira (YTL))

4.6.1 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	4,907,841	-	-	-	-	2,329,190	7,237,031
Banks	2,611,177	652,582	1,718,307	216,005	-	383,703	5,581,774
Financial Assets at Fair Value through Profit/Loss	35,839	23,475	266,192	397,928	40,640	267,626	1,031,700
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,260,214	3,607,494	1,620,136	4,570,102	1,558,148	935,273	13,551,367
Loans	9,816,851	7,202,452	8,185,040	10,167,737	2,803,572	826,372	39,002,024
Investments Held-to-Maturity	668,982	2,362,014	300,105	781,710	6,573	180,976	4,300,360
Other Assets	265,230	285,149	786,132	1,090,802	25,818	2,991,106	5,444,237
Total Assets	**19,566,134**	**14,133,166**	**12,875,912**	**17,224,284**	**4,434,751**	**7,914,246**	**76,148,493**
Liabilities							
Bank Deposits	1,508,297	91,135	382,871	129,177	-	324,614	2,436,094
Other Deposits	27,359,379	4,138,411	1,764,896	275,143	-	7,715,607	41,253,436
Interbank Money Market Takings	7,017,196	432,944	520,865	550,003	-	70,948	8,591,956
Miscellaneous Payables	-	-	-	-	-	2,513,228	2,513,228
Securities Issued	-	-	-	-	-	-	-
Other Fundings	5,805,039	2,040,156	2,889,414	701,682	6,654	186,568	11,629,513
Other Liabilities	-	-	-	-	-	9,724,266	9,724,266
Total Liabilities	**41,689,911**	**6,702,646**	**5,558,046**	**1,656,005**	**6,654**	**20,535,231**	**76,148,493**
On Balance Sheet Long Position	-	**7,430,520**	**7,317,866**	**15,568,279**	**4,428,097**	-	**34,744,762**
On Balance Sheet Short Position	**(22,123,777)**	-	-	-	-	**(12,620,985)**	**(34,744,762)**
Off-Balance Sheet Long Position	**2,596**	**82**	**731**	-	-	-	**3,409**
Off-Balance Sheet Short Position	**(72)**	**(20,686)**	**(3,777)**	-	-	-	**(24,535)**
Total Position	**(22,121,253)**	**7,409,916**	**7,314,820**	**15,568,279**	**4,428,097**	**(12,620,985)**	**(21,126)**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments (%):

Current Period	**Euro**	**US$**	**Yen**	**YTL**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.80	-	-	11.81
Banks	3.70-4.50	4.25-6.60	-	17.50-22.65
Financial Assets at Fair Value through Profit/Loss	6.49-6.50	7.00-12.38	-	10.00-18.94
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.13-10.63	6.61-16.54	-	17.37-20.78
Loans	1.05-10.79	7.00-13.90	2.31	22.95-23.71
Investments Held-to-Maturity	9.11-9.88	6.88-12.38	-	17.33-20.78
Liabilities				
Bank Deposits	3.50-7.08	3.75-6.72	-	13.00-16.65
Other Deposits	1.50-5.00	1.00-6.50	0.48	14.73
Interbank Money Market Takings	4.11	5.06-5.20	-	15.44
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.91-5.85	5.52-6.54	1.85	13.66-18.38

(Thousands of New Turkish Lira (YTL))

4.6.2 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,425,434	-	-	-	-	1,858,999	5,284,433
Banks	1,673,808	136,959	432,301	99,924	-	209,589	2,552,581
Financial Assets at Fair Value through Profit/Loss	52,106	107,268	377,212	455,252	9,561	51,166	1,052,565
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,760,022	3,897,170	1,501,556	1,222,574	1,365,739	64,115	9,811,176
Loans	8,668,560	5,686,549	8,187,533	4,880,144	1,607,158	204,909	29,234,853
Investments Held-to-Maturity	577,933	2,408,687	728,048	1,460,189	7,958	(10,214)	5,172,601
Other Assets	353,390	306,991	753,653	723,158	-	1,874,424	4,011,616
Total Assets	**16,511,253**	**12,543,624**	**11,980,303**	**8,841,241**	**2,990,416**	**4,252,988**	**57,119,825**
Liabilities							
Bank Deposits	1,078,567	189,799	57,568	17,306	-	230,475	1,573,715
Other Deposits	21,874,365	2,787,447	973,114	87,750	-	6,483,814	32,206,490
Interbank Money Market Takings	3,708,339	217,703	284,959	1,071,885	-	12,759	5,295,645
Miscellaneous Payables	-	-	-	-	-	1,740,498	1,740,498
Securities Issued	-	-	-	-	-	-	-
Other Fundings	3,850,782	1,547,357	3,620,270	688,540	73,036	25,262	9,805,247
Other Liabilities	1,465,789	160,853	297,726	1,166	-	4,572,696	6,498,230
Total Liabilities	**31,977,842**	**4,903,159**	**5,233,637**	**1,866,647**	**73,036**	**13,065,504**	**57,119,825**
On Balance Sheet Long Position	-	7,640,465	6,746,666	6,974,594	2,917,380	-	24,279,105
On Balance Sheet Short Position	(15,466,589)	-	-	-	-	(8,812,516)	(24,279,105)
Off-Balance Sheet Long Position	20,773	192	508	4,921	-	-	26,394
Off-Balance Sheet Short Position	(10,521)	(167)	(508)	(4,921)	-	-	(16,117)
Total Position	(15,456,337)	7,640,490	6,746,666	6,974,594	2,917,380	(8,812,516)	10,277

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments (%):

Prior Period	Euro	US$	Yen	YTL
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	-
Banks	2.75-4.75	3.25-8.00	-	17.34-21.50
Financial Assets at Fair Value through Profit/Loss	5.63-6.50	7.00-12.38	-	14.08-21.43
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.34-10.63	7.08-12.75	-	20.60-21.21
Loans	5.73-9.93	7.00-14.33	2.80	20.00-25.16
Investments Held-to-Maturity	5.75-9.88	6.88-12.38	-	17.53-23.06
Liabilities				
Bank Deposits	3.33-5.67	5.25-7.35	-	15.00-18.56
Other Deposits	2.02-5.00	2.00-6.75	0.68	15.77
Interbank Money Market Takings	3.33	5.26-5.60	-	14.20-17.14
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	3.97-5.08	5.50-6.69	-	14.69-20.31

4.6.3 Possible effects of interest rate sensitivity of financial assets and liabilities on profit/loss and shareholders' equity in future period

The sensitivity of the income statement is the effect of possible changes in the interest rates on the net interest income of floating rate financial assets and liabilities not held for trading purposes as of 31 December 2007. The sensitivity of the shareholders' equity as of 31 December 2007, is calculated through revaualting the financial assets available-for-sale taking into account the possible changes in interest rates. The below analysis is prepared only on a bank only basis for the Bank, not on a consolidated basis. The tax effects are not considered in the anaysis. The other variables, especially exchanges rates, are assumed to be fixed in this analysis. The same method is applied for 31 December 2006. The sensivity of trading portfolio is also included in the below table.

Current Period	**Profit or Loss of Period**		**Shareholders' Equity (*)**	
	increase by 100 bp	**increase by 100 bp**	**increase by 100 bp**	**increase by 100 bp**
Financial assets at fair value through profit or loss	19,041	(20,072)	19,041	(20,072)
Financial assets available-for-sale	-	-	247,139	(269,742)
Financial assets at floating rates	283,524	(296,401)	283,524	(296,401)
Financial liabilities at floating rates	(89,699)	93,446	(89,699)	93,446
Total, net	**212,866**	**(223,027)**	**460,005**	**(492,769)**

Prior Perod	**Profit or Loss of Period**		**Shareholders' Equity (*)**	
	increase by 100 bp	**increase by 100 bp**	**increase by 100 bp**	**increase by 100 bp**
Financial assets at fair value through profit or loss	(3,400)	3,433	(3,400)	3,433
Financial assets available-for-sale	-	-	88,817	(93,472)
Financial assets at floating rates	117,917	(121,994)	117,917	(121,994)
Financial liabilities at floating rates	(40,596)	41,265	(40,596)	41,265
Total, net	**73,921**	**(77,296)**	**162,738**	**(170,768)**

(*) The effect on shareholders' equity also includes the effect of 100 bps increase or decrease in interest rates on the profit/loss.

(Thousands of New Turkish Lira (YTL))

4.7 Consolidated liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The liquidity ratios in 2007 are as follows:

	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + YTL	FC	FC + YTL
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,329,190	4,907,841	-	-	-	-	-	7,237,031
Banks	877,719	1,996,223	210,055	875,903	1,017,710	604,164	-	5,581,774
Financial Assets at Fair Value through Profit/Loss	1,693	36,066	61,242	337,433	553,896	41,370	-	1,031,700
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	63,649	16,891	186,225	2,255,953	8,232,527	2,795,490	632	13,551,367
Loans	76,562	8,315,144	4,840,982	6,477,577	12,379,266	6,605,453	307,040	39,002,024
Investments Held-to-Maturity	-	186,352	143,288	312,500	3,651,644	6,576	-	4,300,360
Other Assets	582,719	432,464	871,583	794,276	1,104,154	25,818	1,633,223	5,444,237
Total Assets	**3,931,532**	**15,890,981**	**6,313,375**	**11,053,642**	**26,939,197**	**10,078,871**	**1,940,895**	**76,148,493**
Liabilities								
Bank Deposits	376,893	1,452,824	91,628	383,497	131,252	-	-	2,436,094
Other Deposits	8,479,238	26,396,901	4,160,545	1,712,467	419,175	85,110	-	41,253,436
Other Fundings	-	725,555	174,367	4,481,207	1,726,932	4,521,452	-	11,629,513
Interbank Money Market Takings	-	7,047,766	437,661	535,087	571,442	-	-	8,591,956
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	161,859	1,735,495	22,011	593,863	-	-	-	2,513,228
Other Liabilities (**)	886,700	260,714	213,028	181,653	23,703	73,940	8,084,528	9,724,266
Total Liabilities	**9,904,690**	**37,619,255**	**5,099,240**	**7,887,774**	**2,872,504**	**4,680,502**	**8,084,528**	**76,148,493**
Liquidity Gap	**(5,973,158)**	**(21,728,274)**	**1,214,135**	**3,165,868**	**24,066,693**	**5,398,369**	**(6,143,633)**	-
Prior Period								
Total Assets	**2,377,062**	**12,748,994**	**5,424,100**	**9,217,594**	**21,401,928**	**4,038,939**	**1,911,208**	**57,119,825**
Total Liabilities	**8,380,680**	**27,128,580**	**3,921,376**	**4,870,805**	**3,503,752**	**3,503,427**	**5,811,205**	**57,119,825**
Liquidity Gap	**(6,003,618)**	**(14,379,586)**	**1,502,724**	**4,346,789**	**17,898,176**	**535,512**	**(3,899,997)**	-

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

(Thousands of New Turkish Lira (YTL))

4.8 Fair values of financial assets and liabilities

	Carrying Value		Fair Value	
	Current Period	Prior Period	Current Period	Prior Period
Finansal Assets	**69,145,043**	**46,771,211**	**69,434,131**	**46,541,212**
Interbank Money Market Placements	-	-	-	-
Banks	12,291,292	2,552,581	12,291,292	2,552,581
Financial Assets Available-for-Sale	13,551,367	9,811,176	13,551,367	9,811,176
Investments Held-to-Maturity	4,300,360	5,172,601	4,296,848	5,109,516
Loans	39,002,024	29,234,853	39,294,624	29,067,939
Financial Liabilities	**65,695,456**	**50,478,223**	**65,695,456**	**50,478,223**
Bank Deposits	2,436,094	1,573,715	2,436,094	1,573,715
Other Deposits	41,253,436	32,206,490	41,253,436	32,206,490
Interbank Money Market Takings and Funds Borrowed	19,492,698	14,957,520	19,492,698	14,957,520
Securities Issued		-		-
Miscellaneous Payables	2,513,228	1,740,498	2,513,228	1,740,498

Fair values of financial assets available-for-sale and investments held-to-maturity are derived from market prices or in case of absence of such prices, market prices of other securities quoted in similar qualified markets and having substantially similar characteristics in terms of interest, maturity and other conditions.

Fair values of loans are calculated discounting future cash flows at current market interest rates for fixed-rate loans. The carrying values of floating-rate loans are deemed a reasonable proxy for their fair values.

Fair values of other financial assets and liabilities are represented by the total of acquisition costs and accrued interest income.

4.9 Transactions carried out on behalf of customers, items held in trust

The Bank and its financial affiliates provide buying, selling and custody services and management and advisory services in financial matters for its customers.

There is no involvement in trust activities.

(Thousands of New Turkish Lira (YTL))

5 Disclosures and Footnotes on Consolidated Financial Statements

5.1 Consolidated assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	244,779	209,416	181,253	154,042
Central Bank of Turkey	2,939,012	3,770,506	1,700,078	3,226,830
Others	3,179	70,139	4,088	18,142
Total	**3,186,970**	**4,050,061**	**1,885,419**	**3,399,014**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	2,777	1,798,900	621	1,500,852
Unrestricted Time Deposits	-	-	500,730	-
Restricted Time Deposits	-	-	-	-
Reserve Deposits	2,936,235	1,971,606	1,198,727	1,725,978
Total	**2,939,012**	**3,770,506**	**1,700,078**	**3,226,830**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 11%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. Interest rates applied for reserve requirements by the Central Bank of Turkey are 11.81% for YTL deposits and 1.95% and 1.80% for USD and EUR deposits, respectively.

5.1.2 Financial assets at fair value through profit/loss (net)

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Common Shares	-	-	-	-
Bills, Bonds and Similar Securities	1,915	-	8,215	-
Others	-	129,071	-	133,500
Total	**1,915**	**129,071**	**8,215**	**133,500**

5.1.2.2 Positive differences on trading derivative instruments

Trading Derivatives	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	8,606	7,643	7,520	2,582
Swap Transactions	13,456	40,734	6,138	30,825
Futures	-	-	-	-
Options	22,494	11,456	2,639	2,057
Others	-	75	-	3,361
Total	**44,556**	**59,908**	**16,297**	**38,825**

5.1.3 Banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks				
Domestic banks	266,652	1,005,215	138,472	803,673
Foreign banks	791,653	3,518,254	69,071	1,541,365
Foreign headoffices and branches	-	-	-	-
Total	**1,058,305**	**4,523,469**	**207,543**	**2,345,038**

Due from foreign banks:

	Unrestricted Balances		Restricted Balances	
	Current Period	Prior Period	Current Period	Prior Period
EU Countries	2,056,968	789,300	1,090,632	154,021
USA and Canada	216,511	135,090	91,035	47,396
OECD Countries (1)	9,654	7,113	-	-
Off-shore Banking Regions	50,850	22,996	16,652	14,119
Others	777,604	440,401	-	-
Total	**3,111,587**	**1,394,900**	**1,198,319**	**215,536**

(1) OECD countries other than the EU countries, USA and Canada

The placements at foreign banks include blocked accounts amounting YTL 1,198,319 thousands of which YTL 126,321 thousands, YTL 208,212 thousands and YTL 16,652 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and the remaining amount is blocked as collateral against funds borrowed.

The consolidated domestic banks include blocked accounts of YTL 40,417 thousands held for insurance activities.

5.1.4 Financial assets available-for-sale (net)

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in YTL include government bonds. Carrying values of such securities with total face value of YTL 671,758 thousands (31 December 2006: YTL 458,133 thousands) is YTL 673,136 thousands (31 December 2006: YTL 463,266 thousands). The related accrued interests and impairment losses amount to YTL 54,535 thousands (31 December 2006: YTL 51,108 thousands) and YTL 50 thousands (31 December 2006: nil).

Collateralized financial assets available-for-sale in foreign currencies include eurobonds and other foreign currency government securities. Carrying values of such securities with total face value of US$ 428,330,000 and EUR 3,563,000 (31 December 2006: US$ 432,650,000 and EUR 3,563,000), are US$ 428,126,767 and EUR 3,886,376 (31 December 2006: US$ 429,219,469 and EUR 4,028,624). The related accrued interests amount to US$ 18,296,092 and EUR 81,874 (31 December 2006: US$ 19,766,624 and EUR 14,195), respectively and the impairment losses to US$ 619,275 and EUR 70,211 (31 December 2006: US$ 28,485).

(Thousands of New Turkish Lira (YTL))

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	727,621	523,916	514,373	634,046
Assets subject to Repurchase Agreements	5,867,904	704,884	3,883,783	518,935
Total	**6,595,525**	**1,228,800**	**4,398,156**	**1,152,981**

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**13,487,717**	**9,763,491**
Quoted at Stock Exchange	12,080,698	7,201,046
Unquoted at Stock Exchange	1,407,019	2,562,445
Common Shares	**24,053**	**23,885**
Quoted at Stock Exchange	5,225	5,229
Unquoted at Stock Exchange	18,828	18,656
Impairment Losses (-)	**39,597**	**23,800**
Total	**13,551,367**	**9,811,176**

As of 31 December 2007, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (31 December 2006: USD 625,000,000) and a total carrying value of USD YTL 1,039,423 thousands (31 December 2006: YTL 897,013 thousands). Garanti Faktoring's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of USD 35,850,000 and EUR 2,500,000 (31 December 2006: -) and a total carrying value of USD YTL 30,633 thousands (31 December 2006: -).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	1	1,090	2	9,455
Corporates	1	1,090	2	9,455
Individuals	-	-	-	-
Indirect Lendings to Shareholders	74,459	168,482	82,587	41,793
Loans to Employees	58,807	-	37,034	-
Total	133,267	169,572	119,623	51,248

(Thousands of New Turkish Lira (YTL))

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	**38,629,468**	-	-	**65,516**
Discounted Bills	85,629	-	-	-
Export Loans	3,316,521	-	-	11,494
Import Loans	23,125	-	-	-
Loans to Financial Sector	847,039	-	-	-
Foreign Loans	2,226,175	-	-	-
Consumer Loans	8,077,775	-	-	-
Credit Cards	5,712,799	-	-	-
Precious Metal Loans	175,846	-	-	-
Others	18,164,559	-	-	54,022
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**38,629,468**	-	-	**65,516**

Collaterals received for loans under follow-up

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	12	-	-	12
Loans Collateralized by Mortgages	23,294	-	-	23,294
Loans Collateralized by Pledged Assets	526	-	-	526
Loans Collateralized by Cheques and Notes	4,233	-	-	4,233
Loans Collateralized by Other Collaterals	15,468	-	-	15,468
Unsecured Loans	21,983	-	-	21,983
Total	**65,516**	-	-	**65,516**

5.1.5.3 Maturity analysis of cash loans

	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Short-Term Loans	**15,674,582**	-	-	**57,005**
Loans	15,674,582	-	-	57,005
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Medium and Long-Term Loans	**22,954,886**	-	-	**8,511**
Loans	22,954,886	-	-	8,511
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**38,629,468**	-	-	**65,516**

(Thousands of New Turkish Lira (YTL))

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	**134,314**	**6,831,884**	**6,966,198**
Housing Loans	1,606	3,630,226	3,631,832
Automobile Loans	5,698	1,075,585	1,081,283
General Purpose Loans	127,007	2,126,073	2,253,080
Others	3	-	3
Consumer Loans – FC-indexed	**2,808**	**628,288**	**631,096**
Housing Loans	1,155	529,986	531,141
Automobile Loans	281	49,467	49,748
General Purpose Loans	1,372	48,835	50,207
Others	-	-	-
Consumer Loans – FC	**4,409**	**49,197**	**53,606**
Housing Loans	-	18,611	18,611
Automobile Loans	25	9,858	9,883
General Purpose Loans	22	17,101	17,123
Others	4,362	3,627	7,989
Retail Credit Cards – YTL	**5,475,967**	-	**5,475,967**
With Installment	2,444,470	-	2,444,470
Without Installment	3,031,497	-	3,031,497
Retail Credit Cards – FC	**32,796**	-	**32,796**
With Installment	-	-	-
Without Installment	32,796	-	32,796
Personnel Loans – YTL	**7,267**	**12,691**	**19,958**
Housing Loan	-	1,375	1,375
Automobile Loans	-	288	288
General Purpose Loans	7,267	11,028	18,295
Others	-	-	-
Personnel Loans - FC-indexed	-	**406**	**406**
Housing Loans	-	124	124
Automobile Loans	-	282	282
General Purpose Loans	-	-	-
Others	-	-	-
Personnel Loans – FC	**70**	**8,789**	**8,859**
Housing Loans	-	3,552	3,552
Automobile Loans	-	107	107
General Purpose Loans	70	5,130	5,200
Others	-	-	-
Personnel Credit Cards – YTL	**29,575**	-	**29,575**
With Installment	13,989	-	13,989
Without Installment	15,586	-	15,586
Personnel Credit Cards – FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Deposit Accounts– YTL (real persons)	**397,652**	-	**397,652**
Deposit Accounts– FC (real persons)	-	-	-
Total	**6,084,858**	**7,531,255**	**13,616,113**

(Thousands of New Turkish Lira (YTL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – YTL	**119,146**	**2,887,273**	**3,006,419**
Real Estate Loans	254	367,739	367,993
Automobile Loans	9,929	1,277,425	1,287,354
General Purpose Loans	108,963	1,242,109	1,351,072
Others	-	-	-
Installment-based Commercial Loans - FC-indexed	**27,106**	**356,524**	**383,630**
Real Estate Loans		54,273	54,273
Automobile Loans	1,031	179,287	180,318
General Purpose Loans	26,075	122,964	149,039
Others	-	-	-
Installment-based Commerical Loans – FC	**-**	**9,421**	**9,421**
Real Estate Loans	-	76	76
Automobile Loans	-	1,929	1,929
General Purpose Loans	-	7,416	7,416
Others	-	-	-
Corporate Credit Cards – YTL	**170,181**	**-**	**170,181**
With Installment	-	-	-
Without Installment	170,181	-	170,181
Corporate Credit Cards – FC	**4,280**	**-**	**4,280**
With Installment	991	-	991
Without Installment	3,289	-	3,289
Deposit Accounts– YTL (corporate)	**433,773**	**-**	**433,773**
Deposit Accounts– FC (corporate)	**-**	**-**	**-**
Total	**754,486**	**3,253,218**	**4,007,704**

5.1.5.6 Allocation of loans by customers

	Current Period	Prior Period
Public Sector	1,034,439	913,572
Private Sector	37,660,545	28,135,439
Total	**38,694,984**	**29,049,011**

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	36,117,908	27,795,773
Foreign Loans	2,577,076	1,253,238
Total	**38,694,984**	**29,049,011**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	201	112
Indirect Lending	-	-
Total	**201**	**112**

(Thousands of New Turkish Lira (YTL))

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	23,734	23,281
Doubtful Loans and Receivables	90,827	58,177
Uncollectible Loans and Receivables	430,713	376,934
Total	**545,274**	**458,392**

5.1.5.10 Non-performing loans(NPLs) (net)

Non-performing loans and other receivables restructured or rescheduled:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	54,424
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**54,424**
Prior Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	32,547
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**32,547**

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**78,232**	**117,448**	**448,554**
Additions (+)	612,003	45,253	13,424
Transfer from Other NPL Categories (+)	-	401,540	250,213
Transfer to Other NPL Categories (-)	401,540	250,213	17,340
Collections during the Period (-)	139,738	113,377	108,645
Write-offs (-)	15	11	83,474
Corporate and Commercial Loans	2	-	1,672
Retail Loans	13	11	125
Credit Cards	-	-	81,677
Other	-	-	-
Balances at End of Period	**148,942**	**200,640**	**502,732**
Specific Provisions (-)	23,734	90,827	430,713
Net Balance on Balance Sheet	**125,208**	**109,813**	**72,019**

The loans previously classified under uncollectible loans and receivables amounting YTL 17,340 thousands are included in "Transfer to Other NPL Categories" line as they are either restructured or rescheduled.

(Thousands of New Turkish Lira (YTL))

Movements in specific loan provisions

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	**174,186**	**34,986**	**249,220**	**458,392**
Additions during the Period (+)	26,034	94,054	230,115	350,203
Restructured/Rescheduled Loans (-)	4,335	-	-	4,335
Collections during the Period (-)	16,082	23,417	135,993	175,492
Write-Offs (-)	1,665	152	81,677	83,494
Balances at End of Period	**178,138**	**105,471**	**261,665**	**545,274**

Non-performing loans in foreign currencies

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	**3,103**	**2,892**	**95,892**
Specific Provisions (-)	142	298	72,755
Net Balance at Balance Sheet	**2,961**	**2,594**	**23,137**
Prior Period			
Balance at End of Period	**161**	**581**	**111,307**
Specific Provisions (-)	22	154	69,150
Net Balance at Balance Sheet	**139**	**427**	**42,157**

Gross and net non-performing loans and receivables as per customer categories

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	**125,208**	**109,813**	**72,019**
Loans to Individuals and Corporates (Gross)	148,942	200,640	490,742
Specific Provision (-)	23,734	90,827	418,723
Loans to Individuals and Corporates (Net)	125,208	109,813	72,019
Banks (Gross)	-	-	4,322
Specific Provision (-)	-	-	4,322
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,668
Specific Provision (-)	-	-	7,668
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	**54,951**	**59,271**	**71,620**
Loans to Individuals and Corporates (Gross)	78,232	115,317	438,848
Specific Provision (-)	23,281	56,046	367,228
Loans to Individuals and Corporates (Net)	54,951	59,271	71,620
Banks (Gross)	-	-	4,318
Specific Provision (-)	-	-	4,318
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	2,131	5,388
Specific Provision (-)	-	2,131	5,388
Other Loans and Receivables (Net)	-	-	-

(Thousands of New Turkish Lira (YTL))

Collaterals received for non-performing loans

	Corporate/Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	186	169	-	355
Loans Collateralized by Mortgages	139,179	29,879	-	169,058
Loans Collateralized by Pledged Assets	29,397	56,195	-	85,592
Loans Collateralized by Cheques and Notes	43,192	87,695	-	130,887
Loans Collateralized by Other Collaterals	21,666	6,676	-	28,342
Unsecured Loans	54,442	29,190	354,448	438,080
Total	**288,062**	**209,804**	**354,448**	**852,314**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Uncollectible loans and receivables legally qualified as "uncollectible" by way of the "incapability document", are written off. In such cases where any possible collections are negligible comparing to the possible expenses, the receivables may be written off by the decision of the board of directors.

5.1.5.12 Write-off policy

Please refer to Note 5.1.5.11 above.

5.1.6 Factoring receivables

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	345,643	148,757	331,436	71,162
Medium and Long-Term	-	-	-	-
Total	**345,643**	**148,757**	**331,436**	**71,162**

5.1.7 Investments held-to-maturity (net)

5.1.7.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	283,506	27,897	229,691	35,481
Investments subject to Repurchase	2,645,615	500,243	1,057,869	606,489
Total	**2,929,121**	**528,140**	**1,287,560**	**641,970**

(Thousands of New Turkish Lira (YTL))

5.1.7.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	4,027,893	4,707,081
Treasury Bills	-	-
Other Government Securities	245,409	398,735
Total	**4,273,302**	**5,105,816**

5.1.7.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	**4,357,505**	**5,228,073**
Quoted at Stock Exchange	4,191,786	4,654,287
Unquoted at Stock Exchange	165,719	573,786
Impairment Losses (-)	**(57,145)**	**(55,472)**
Total	**4,300,360**	**5,172,601**

5.1.7.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**5,172,601**	**3,064,645**
Foreign Currency Differences On Monetary Assets	(174,812)	96,002
Purchases during the Period	71,632	3,923,995
Disposals through Sales/Redemptions	678,737	1,818,874
Impairment Losses (-)	13,032	20,741
Change in Redeemed Costs	(77,292)	(72,426)
Balances at End of Period	**4,300,360**	**5,172,601**

The Bank reclassified certain investment securities, previously classified in its available-for-sale portfolio, amounting YTL 2,993,773 thousands with total face value of YTL 2,936,112 thousands to its investments held-to-maturity portfolio in compliance with the "Regulation on Accounting Standards". Such securities are included in "purchases during the period" line above in the movement table of investments held-to-maturity for the period at their fair values of YTL 3,108,957 thousands as of their reclassification dates. The value increases of such securities amounting YTL 23,083 thousands are recorded under the shareholders' equity and amortized through the income statement up to their maturities as earned.

5.1.8 Investments in associates (net)

5.1.8.1 Unconsolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Emeklilik Gözetim Merkezi AŞ	Istanbul/Turkey	-	9.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	4,040	3,479	352	580	45	128	456	-

(*) Total fixed assets include tangible and intangible assets.

The non-financial investment in Bankalararası Kart Merkezi AŞ by 10.15% amounting to YTL 1,177 thousands is reclassified from "investments in associates" to "financial assets available-for-sale" as of 31 December 2006.

(Thousands of New Turkish Lira (YTL))

Unconsolidated investments in associates sold during the current period

None.

Unconsolidated investments in associates acquired during the current period

None.

5.1.8.2 *Consolidated investments in associates*

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	372,773	144,984	16,712	25,360	862	51,517	(7,122)	-

(*) Total fixed assets include tangible and intangible assets.

Following the sale of 80% shares in Garanti Sigorta AŞ, previously a consolidated subsidiary, to Eureko BV on 21 June 2007, the remaining 20% shares are reclassified to investments in associates. This investment is consolidated under equity method of accounting in the accompanying consolidated financial statements. Subsequent to this sale, at 1 October 2007 the name of the company has been changed as Eureko Sigorta AŞ.

5.1.8.3 *Movement of consolidated investments in associates*

	Current Period	Prior Period
Balance at Beginning of Period	**-**	**4,401**
Movements during the Period	**28,997**	**(4,401)**
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	(4,401)
Reclassifications	28,997	-
Increase/Decrease in Market Values	-	-
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	**28,997**	**-**
Capital Commitments	**-**	**-**
Share Percentage at the End of Period (%)	**-**	**-**

Valuation methods of consolidated investments in associates

Associates	Current Period	Prior Period
Valued at Cost	-	-
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	28,997	-

(Thousands of New Turkish Lira (YTL))

Sectoral distribution of consolidated investments and associates

Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	28,997	-
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	-	-

Quoted consolidated investments in associates

None.

Investments in associates sold during the current period

None.

Investments in associates acquired during the current period

None.

5.1.9 Investments in subsidiaries (net)

5.1.9.1 Unconsolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	100.00
4	Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ	Istanbul/Turkey	100.00	100.00
5	Trifoy Real Estate Company	Bucharest/Romania	-	100.00
6	Participation GBI Custody	Amsterdam/Holland	-	100.00
7	Participation United Custodian	Amsterdam/Holland	-	100.00
8	Trifoy Investments	Amsterdam/Holland	-	100.00
9	Garanti Konut Finansmanı Danışmanlık Hizm. AŞ	Istanbul/Turkey	100.00	100.00
10	Garanti Filo Yönetim Hizmetleri AŞ	Istanbul/Turkey	100.00	100.00

(Thousands of New Turkish Lira (YTL))

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	12,533	7,844	544	-	1,203	927	(100,385)	-
2	16,620	7,001	615	-	2,076	2,453	3,969	-
3	1,060	993	26	21	100	676	-	-
4	371	173	41	-	1	14	(185)	-
5	55	29	49	-	-	-	(24)	-
6	212	212	-	-	-	-	-	-
7	212	212	-	-	-	-	-	-
8	2	2	-	-	-	-	-	-
9	293	195	-	-	2	7	-	-
10	40,993	1,978	31,700	753	3	978	-	-

(*) Total fixed assets include tangible and intangible assets.

The legal registration process of Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ, a new company established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies has been completed on 3 October 2007. The Bank owns 99.99% of the company shares. 1/4 of the share capital of the company amounting YTL 750 in total, is paid.

Unconsolidated subsidiaries, reasons for not consolidating such investments and accounting treatments applied for such investments

As of 31 December 2007, the investments in Trifoy Real Estate Company, Participation GBI Custody, Participation United Custodian and Trifoy Investments classified as financial subsidiaries are not consolidated as their total assets are less than 1% of the Bank's total assets, instead they are valued at cost.

The non-financial investments in Garanti Bilişim Teknolojisi ve Tic. AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Hiz. Yön. ve Org. Danış. AŞ, Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ, Garanti Filo Yönetim Hizmetleri AŞ and Garanti Konut Finansmanı Danışmanlık Hizm. AŞ are accounted under equity method of accounting.

(Thousands of New Turkish Lira (YTL))

5.1.9.2 *Movement of consolidated investments in subsidiaries*

	Current Period	Prior Period
Balance at Beginning of Period	**605,059**	**612,058**
Movements during the Period	**(27,131)**	**(6,999)**
Acquisitions and Capital Increases	-	14,685
Bonus Shares Received (*)	45,605	10,723
Dividends from Current Year Profit	-	-
Sales/Liquidations	66,551	78,256
Reclassifications	-	-
Increase/Decrease in Market Values	22,884	7,903
Currency Differences on Foreign Subsidiaries	(29,069)	37,946
Impairment Losses (-)	-	-
Balance at End of Period	**577,928**	**605,059**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Garanti Bank International NV has increased its capital from EUR 134,750,00 to EUR 159,470,000 through appropriation from its retained earnings on 17 April 2007. Garanti Faktoring Hizmetleri AŞ has increased its capital from YTL 15,989 thousands to YTL 16,849 thousands through appropriation from its retained earnings on 8 August 2007.

Valuation methods of consolidated investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Valued at Cost	210,587	567,854
Valued at Fair Value	367,341	37,205
Valued by Equity Method of Accounting	-	-

Sectoral distribution of consolidated investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Banks	310,612	287,036
Insurance Companies	56,545	123,095
Factoring Companies	39,580	37,205
Leasing Companies	85,380	85,384
Finance Companies	85,811	72,339
Other Subsidiaries	-	-

Quoted consolidated investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	39,580	37,205
Quoted at International Stock Exchanges	-	-

(Thousands of New Turkish Lira (YTL))

Other information on consolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Shares of Other Consolidated Subsidiaries (%)	Method of Consolidation
1	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	5.86	Full Consolidation
2	Garanti Faktoring Hizmetleri AŞ [(1)]	Istanbul/Turkey	55.40	-	Full Consolidation
3	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
4	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
5	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	-	Full Consolidation
6	Garanti Bank International NV	Amsterdam/Holland	100.00	-	Full Consolidation
7	Garanti Bank Moscow	Moscow/Russia	75.02	24.86	Full Consolidation
8	Garanti Financial Services Plc	Dublin/Ireland	99.99	-	Full Consolidation
9	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	-	Full Consolidation

	Total Assets	Shareholders' Equity	Total Fixed Assets [(*)]	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	2,151,526	211,283	18,279	196,245	-	54,816	73,219	-
2	589,049	32,636	1,316	35,454	-	4,014	6,202	71,438
3	30,246	24,826	2,287	2,126	1,271	6,414	3,726	-
4	17,097	13,654	1,526	349	2,317	(809)	1,780	-
5	776,737	92,372	7,790	15,319	7,568	42,081	(17,003)	-
6	5,730,808	364,616	73,164	353,200	106,172	54,753	32,906	270,918
7	582,863	72,448	1,559	31,040	8,866	13,328	16,217	52,912
8	8,453	8,436	-	317	-	(208)	6,396	17,151
9	71	-	-	-	-	-	(267)	-

(*) Total fixed assets include tangible and intangible assets.

(1) Financial information is as of 30 September 2007, but fair value information is as of 31 December 2007.

Consolidated investments in subsidiaries disposed during the current period

In the current period, the Bank sold its 80% shares in its consolidated subsidiary; Garanti Sigorta AŞ for EUR 365,000,000 and its 15% shares in its consolidated subsidiary Garanti Emeklilik ve Hayat AŞ for EUR 100,000,000, both classified in investments in consolidated subsidiaries at total net asset values of YTL 124,492 thousands and YTL 73,961 thousands, respectively, to Eureko BV on 21 June 2007. The legal name of Garanti Sigorta AŞ has been changed as Eureko Sigorta AŞ at 1 October 2007.

As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ.

Consolidated investments in subsidiaries acquired during the current period

None.

(Thousands of New Turkish Lira (YTL))

5.1.10 Investments in joint-ventures (net)

None.

5.1.11 Lease receivables (net)

5.1.11.1 Financial lease receivables according to remaining maturities

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	1,010,935	850,232	706,281	593,655
Between 1-4 Years	1,240,013	1,095,417	784,952	693,213
Longer than 4 Years	-	-	-	-
Total	**2,250,948**	**1,945,649**	**1,491,233**	**1,286,868**

5.1.11.2 Net financial lease receivables

	Current Period	Prior Period
Gross Financial Lease Receivables	2,250,948	1,491,233
Unearned Income on Financial Lease Receivables (-)	305,299	204,365
Terminated Lease Contracts (-)	-	-
Net Financial Lease Receivables	**1,945,649**	**1,286,868**

5.1.11.3 Financial lease agreements

The criterias applied for the financial lease agreements are as follows:

The customer applied for a financial lease is evaluated based on the lending policies and criterias taking into account the legal legislation. A "customer analysis report" according to the type and amount of the application is prepared for the evaluation of the customer by the Credit Committee and certain risk rating models such as "customer risk rating" and "equipment rating/scoring" are applied.

In compliance with the legal legislation and the authorization limits of the general manager, credit committee and board of directors, it is decided whether the loan will be granted considering the financial position and the qualitative characteristics of the customer and the criterias mentioned above, if yes, which conditions will be applied. At this stage, collateral such as bank guarantees, mortgages, asset pledges, promissory notes or the personal or corporate guarantees, may be required depending on the creditworthiness of the customer and the characteristics of the product to be sold.

The sectoral, equipment type and pledged asset concentration of the customers are monitored regularly.

The followings are monitored for the financial lease agreements signed:

Subsequent to granting of loan, the fulfillment of monetary aspects such as lending procedures, timely collection of rental payments are monitored. Furthermore, updated information on the performance of companies is reported by the credit monitoring unit even for the performing customers.

(Thousands of New Turkish Lira (YTL))

The reports prepared by the credit monitoring unit for the performing companies and the assessments made by the administration follow-up and the legal units for the problematic companies, are presented to the top management following the assesments made by the related internal committees and the necessary actions are taken.

5.1.12 Derivative financial assets held for risk management

5.1.12.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	31,960	-	4,799
Net Foreign Investment Hedges	-	-	-	-
Total	**-**	**31,960**	**-**	**4,799**

5.1.13 Tangible assets (net)

	Real Estates	Vehicles	Other Tangible Assets	Total
Balance at End of Prior Period				
Cost	913,328	40,407	983,140	1,936,875
Accumulated Depreciation (-)	(188,597)	(20,750)	(750,241)	(959,588)
Net Book Value	**724,731**	**19,657**	**232,899**	**977,287**
Balance at End of Current Period				
Net Book Value at Beginning of Current Period	**724,731**	**19,657**	**232,899**	**977,287**
Additions	69,484	8,767	158,347	236,598
Disposals, net (-)	(16,529)	(2,057)	(9,178)	(27,764)
Impairment Losses (-)	(62)	-	-	(62)
Depreciation Expense for Current Period (-)	(21,282)	(8,998)	(121,670)	(151,950)
Currency Translation Differences on Foreign Operations,net	(3,895)	64	(618)	(4,449)
Cost at End of Current Period	958,575	41,740	1,002,695	2,003,010
Accumulated Depreciation at End of Current Period (-)	(206,128)	(24,307)	(742,915)	(973,350)
Net Book Value at End of Current Period	**752,447**	**17,433**	**259,780**	**1,029,660**

5.1.13.1 Disclosure for impairment losses or releases individually material for financial statements

Conditions for allocating/releasing any impairment

None.

Amount of impairment losses provided or released in financial statements during current period

None.

(Thousands of New Turkish Lira (YTL))

5.1.13.2 Other impairment losses provided or released in current period that are immaterial for the financial statement individually but material for the financial statements aggregately

In 2007, a total provision of YTL 62 thousands was made for the impairment in values of certain real estates in accordance with the Turkish Accounting Standard 36 (TAS 36) "Impairment of Assets".

5.1.14 Intangible assets

5.1.14.1 Useful lives and amortisation rates

The consolidation goodwill classified under intangible assets is not amortized. The estimated useful lives of pre-operating expenses, softwares, leasehold improvements and intangible rights vary between 5 and 15 years.

5.1.14.2 Amortisation methods

Intangible assets are amortised on a straight-line basis from the date of capitalisation. The consolidation goodwill is not amortized, however is subject to impairment testing regularly and if there is any impairment, a provision is made.

5.1.14.3 Balances at beginning and end of current period

	Current Period		Prior Period	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangible Assets	218,728	99,243	258,922	171,650

5.1.14.4 Movements of intangible assets for the current period

	Current Period	Prior Period
Net Book Value at Beginning Period	**87,272**	**71,589**
Internally Generated Intangibles	-	-
Additions due to Mergers, Transfers and Acquisition	66,804	44,239
Disposals (-)	5,358	4,433
Impairment Losses/Reversals to/from Revaluation Surplus	-	-
Impairment Losses Recorded in Income Statement	-	-
Impairment Losses Reversed from Income Statement	-	-
Amortisation Expense for Current Period (-)	28,954	25,195
Currency Translation Differences on Foreign Operations	(279)	1,072
Other Movements	-	-
Net Book Value at End of Current Period	**119,485**	**87,272**

5.1.14.5 Details for any individually material intangible assets

None.

5.1.14.6 Intangible assets capitalised under government incentives at fair values

None.

(Thousands of New Turkish Lira (YTL))

5.1.14.7 Revaluation method of intangible assets capitalised under government incentives and valued at fair values at capitalisation dates

None.

5.1.14.8 Net book value of intangible asset that are restricted in usage or pledged

None.

5.1.14.9 Commitments to acquire intangible assets

None.

5.1.14.10 Disclosure on revalued intangible assets

None.

5.1.14.11 Research and development costs expensed during current period

None.

5.1.14.12 Goodwill

	Shares %	Carrying Value
Goodwill		
Garanti Yatırım	100.00	2,778
Garanti Finansal Kiralama	98.94	2,119
Garanti Faktoring	55.40	1,491
Total		**6,388**

5.1.14.13 Movements in goodwill during current period

	Current Period
Net Book Value at Beginning Period	**6,388**
Movements in Current Period	-
Additions	-
Adjustments due to the Changes in Value of Assets and Liabilities	-
Disposals in Current Period due to a Discontinued Operation Or Partial or Complete Disposal of an Asset (-)	
Amortisation Expense for Current Period (-)	
Impairment Losses (-)	-
Reversal of Impairment Losses (-)	-
Other changes in Book Values	-
Net Book Value at End of Current Period	**6,388**

5.1.15 Investment property

None.

(Thousands of New Turkish Lira (YTL))

5.1.16 Deferred tax asset

As of 31 December 2007, the Bank had a deferred tax asset of YTL 58,352 thousands (31 December 2006: YTL 43,830 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences in its consolidated financial statements.

The Bank did not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 31 December 2007. However, there was a deferred tax asset of YTL 112,882 thousands (31 December 2006: YTL 90,062 thousands) and deferred tax liability of YTL 54,530 thousands (31 December 2006: YTL 46,232 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

5.1.17 Assets held for sale and assets of discontinued operations

	Current Period	Prior Period
End of Prior Period		
Cost	117,297	423,893
Accumulated Depreciation (-)	2,101	-
Net Book Value	115,196	423,893
End of Current Period		
Additions	24,962	5,205
Disposals (Cost)	(26,624)	(311,801)
Disposals (Accumulated Depreciation)	746	4,589
Impairment Losses (-)	-	-
Depreciation Expense for Current Period (-)	1,394	6,690
Currency Translation Differences on Foreign Operations	-	-
Cost	115,635	117,297
Accumulated Depreciation (-)	2,749	2,101
Net Book Value	112,886	115,196

As of 31 December 2007, the rights of repurchase on various assets held for sale amount to YTL 29,850 thousands (2006: YTL 9,020 thousands).

5.1.18 Other assets

5.1.18.1 Receivables from term sale of assets

	Current Period	Prior Period
Sale of Investments in Associates, Subsidiaries and Joint – Ventures	31,412	169,619
Sale of Real Estates	1,427	92,680
Sale of Other Assets	2,843	2,843
Total	**35,682**	**265,142**

5.1.18.2 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	257,923	151,713
Prepaid Taxes	5,222	7,857

(Thousands of New Turkish Lira (YTL))

5.2 Consolidated liabilities

5.2.1 Maturity profile of deposits

Current Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	1,072,314	-	3,570,588	7,477,039	189,474	99,403	244,273	-	12,653,091
Foreign Currency	5,276,925	-	7,283,743	6,878,331	669,115	999,861	716,865	66,946	21,891,786
Residents in Turkey	3,563,993	-	6,025,233	6,254,723	434,700	341,056	371,478	66,119	17,057,302
Residents in Abroad	1,712,932	-	1,258,510	623,608	234,415	658,805	345,387	827	4,834,484
Public Sector Deposits	384,378	-	82,765	6,044	31	1,412	55	-	474,685
Commercial Deposits	1,644,869	-	2,293,188	1,741,392	130,100	93,931	17,467	-	5,920,947
Others	65,314	-	68,840	114,700	1,547	227	258	-	250,886
Precious Metal Deposits	35,438	-	1,465	1,488	3,112	3,424	17,114	-	62,041
Bank Deposits	376,893		1,265,127	261,125	111,829	288,505	132,615	-	2,436,094
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	3,687	-	421,821	235	-	4,797	11,670	-	442,210
Foreign Banks	239,259	-	843,306	260,890	111,829	283,708	120,945	-	1,859,937
Special Purpose Financial Institutions	133,947	-	-	-	-	-	-	-	133,947
Others	-	-	-	-	-	-	-	-	-
Total	8,856,131	-	14,565,716	16,480,119	1,105,208	1,486,763	1,128,647	66,946	43,689,530

Prior Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	858,537	-	2,652,039	5,370,180	173,910	36,990	61,384	-	9,153,040
Foreign Currency	5,306,372	-	6,259,367	5,003,582	725,110	490,752	684,307	66,739	18,536,229
Residents in Turkey	3,564,397	-	5,107,083	4,486,519	603,335	217,523	432,301	66,058	14,477,216
Residents in Abroad	1,741,975	-	1,152,284	517,063	121,775	273,229	252,006	681	4,059,013
Public Sector Deposits	13,447	-	8,047	6,792	7	46	48	-	28,387
Commercial Deposits	1,363,647	-	1,460,924	1,184,717	23,406	12,262	8,835	-	4,053,791
Others	178,397	-	28,761	170,388	305	19	217	-	378,087
Precious Metal Deposits	32,721	-	1,248	1,360	2,844	-	18,783	-	56,956
Bank Deposits	311,044	-	705,488	355,282	142,898	39,091	19,912	-	1,573,715
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	50,691	-	295,634	4,093	7,045	10,208	17,226	-	384,897
Foreign Banks	194,906	-	409,854	351,189	135,853	28,883	2,686	-	1,123,371
Special Purpose Financial Institutions	65,447	-	-	-	-	-	-	-	65,447
Others	-	-	-	-	-	-	-	-	-
Total	8,064,165	-	11,115,874	12,092,301	1,068,480	579,160	793,486	66,739	33,780,205

(Thousands of New Turkish Lira (YTL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**
Saving Deposits	6,214,648	4,553,983	6,261,780	4,529,157
Foreign Currency Saving Deposits	2,987,805	3,015,500	6,578,805	5,151,654
Other Saving Deposits	1,969	3,417	48,387	45,860
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

None.

5.2.1.3 Saving deposits not covered by insurance limits

5.2.1.3.1 Saving deposits of individuals not covered by insurance limits:

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	566,974	272,097
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	196,751	97,709
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

Trading Derivatives	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Deals	28,533	4,891	2,830	1,598
Swaps	454,943	21,673	240,601	10,129
Futures	-	482	-	-
Options	17,729	10,230	473	2,268
Others	-	112	-	1,646
Total	**501,205**	**37,388**	**243,904**	**15,641**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	641,587	785,988	585,874	401,126
Foreign Banks, Institutions and Funds	1,170,932	8,302,235	364,242	8,310,633
Total	**1,812,519**	**9,088,223**	**950,116**	**8,711,759**

(Thousands of New Turkish Lira (YTL))

5.2.3.1 *Maturities of funds borrowed*

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	733,136	3,064,237	950,116	2,717,581
Medium and Long-Term	1,079,383	6,023,986	-	5,994,178
Total	**1,812,519**	**9,088,223**	**950,116**	**8,711,759**

5.2.3.2 *Disclosures for concentration areas of bank's liabilities*

The Bank finances its ordinary banking activities through deposits and funds borrowed. Its deposit structure has a balanced YTL and foreign currency concentration. The Bank's other funding sources specifically consist of foreign currency funds borrowed from abroad and YTL funds obtained through repurchase transactions.

5.2.4 Interbank money markets

Funds obtained through repurchase transactions:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	**6,667,163**	-	**3,476,521**	-
Financial Institutions and Organizations	6,591,635	-	3,399,700	-
Other Institutions and Organizations	32,920	-	32,571	-
Individuals	42,608	-	44,250	-
Foreign Transactions	**780,742**	**1,144,051**	**834,273**	**984,851**
Financial Institutions and Organizations	780,157	1,144,051	833,600	984,851
Other Institutions and Organizations	125	-	378	-
Individuals	460	-	295	-
Total	**7,447,905**	**1,144,051**	**4,310,794**	**984,851**

5.2.5 Factoring payables

None.

5.2.6 Lease payables

5.2.6.1 *Financial lease payables*

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	4,115	4,115	1,815	1,664
Between 1-4 Years	-	-	-	-
Longer than 4 Years	-	-	-	-
Total	**4,115**	**4,115**	**1,815**	**1,664**

5.2.6.2 *Operational lease agreements*

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

(Thousands of New Turkish Lira (YTL))

5.2.7 Derivative financial liabilities held for risk management

Derivative Financial Liabilities Held for Risk Management	*Current Period*		*Prior Period*	
	YTL	FC	YTL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	249	-	-
Net Foreign Investment Hedges	-	-	-	-
Total	-	**249**	-	-

5.2.8 Provisions

5.2.8.1 General provisions

	Current Period	Prior Period
General Provision for	**280,660**	**158,466**
Loans and Receivables in Group I	250,216	138,632
Loans and Receivables in Group II	65	490
Non-Cash Loans	30,379	19,344
Others	-	-

5.2.8.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	*Prior Period*
Short-Term Loans	22,284	12,392
Medium and Long Term Loans	94,562	7,344
Total	**116,846**	**19,736**

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.8.3 Provisions for non-cash loans that are not indemnified or converted into cash

	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	35	8
Doubtful Loans and Receivables	94	168
Uncollectible Loans and Receivables	1,634	1,518
Total	**1,763**	**1,694**

5.2.8.4 Other provisions

5.2.8.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	32,000	30,000

The Bank provided a general reserve in the amount of YTL 32,000 thousands in the current period against the possible adverse effects of the potential risks in the economy.

(Thousands of New Turkish Lira (YTL))

5.2.8.4.2 Other provisions for possible losses

	Current Period	Prior Period
Reserve for Employee Benefits	143,883	129,930
Insurance Technical Provisions, Net	101,150	206,744
Provision for Promotion Expenses of Credit Cards (*)	49,219	46,051
Other Provisions	64,747	64,625
Total	**358,999**	**447,350**

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

5.2.9 Tax liability

5.2.9.1 Current tax liability

As of 31 December 2007, the tax liability amounts to YTL 109,524 thousands (31 December 2006: YTL 127,631 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.9.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	109,524	127,631
Taxation on Securities Income	56,827	31,202
Taxation on Real Estates Income	980	677
Banking Insurance Transaction Tax	27,097	23,563
Foreign Exchange Transaction Tax	2,991	3,252
Value Added Tax Payable	1,864	1,249
Others	19,878	10,685
Total	**219,161**	**198,259**

5.2.9.3 Premiums payable

	Current Period	Prior Period
Social Security Premiums-Employees	259	278
Social Security Premiums-Employer	256	384
Bank Pension Fund Premium-Employees	16	8
Bank Pension Fund Premium-Employer	29	11
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	355	482
Unemployment Insurance-Employer	633	889
Others	1	3
Total	**1,549**	**2,055**

5.2.9.4 Deferred tax liability

In the accompanying consolidated financial statements of the Bank had a deferred tax liability of YTL 30 thousands (31 December 2006: YTL 1,108 thousands).

(Thousands of New Turkish Lira (YTL))

5.2.10 Liabilities for assets held for sale and assets of discontinued operations

None.

5.2.11 Subordinated debts

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Banks	-	-	-	-
Domestic Other Institutions	-	-	-	-
Foreign Banks	-	-	-	-
Foreign Other Institutions	-	728,771	-	143,372
Total	-	**728,771**	-	**143,372**

On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by BRSA in the calculation of the Bank's capital adequacy ratio as of 5 February 2007 in compliance with the conditions set in the legislation on "Banks' Equities" issued by BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

5.2.12 Shareholders' equity

5.2.12.1 Paid-in capital

	Current Period	**Prior Period**
Common Shares	2,100,000	2,100,000
Preference Shares	-	-

5.2.12.2 Registered share capital system

Capital System	**Paid-in Capital**	**Ceiling per Registered Share Capital**
Common Shares	2,100,000	7,000,000
Preference Shares	-	-

5.2.12.3 Capital increases in current period

None.

5.2.12.4 Capital increases from capital reserves in current period

None.

5.2.12.5 Capital commitments for current and future financial periods

None.

5.2.12.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

(Thousands of New Turkish Lira (YTL))

5.2.12.7 Information on privileges given to stocks representing the capital

None.

5.2.12.8 Securities value increase fund

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	-
Valuation Difference	-	-	-	-
Exchange Rate Difference	-	-	-	-
Securities Available-for-Sale	**81,517**	**108,020**	**52,419**	**70,285**
Valuation Difference	81,517	108,020	52,419	70,285
Exchange Rate Difference	-	-	-	-
Total	**81,517**	**108,020**	**52,419**	**70,285**

5.2.12.9 Revaluation surplus

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	27,717	-	-	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-
Total	**29,864**	-	**2,147**	-

5.2.12.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Eureko Sigorta AŞ by YTL 559 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.12.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	144,740	94,859
II. Legal Reserve	23,627	13,794
Special Reserves	-	-
Total	**168,367**	**108,653**

In compliance with the decisions made on the annual general assemblies of the Bank and its financial affiliates operating in Turkey, 5% of prior periods' profit is allocated to legal reserves.

(Thousands of New Turkish Lira (YTL))

5.2.12.12 *Extraordinary reserves*

	Current Period	Prior Period
Legal Reserves allocated in compliance with the Decisions made on the Annual General Assembly	1,388,561	526,745
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-
Total	**1,388,561**	**526,745**

In compliance with the decisions made on the annual general assemblies of the Bank and its financial affiliates, remaining prior periods' profit after the appropriation to legal reserves, are allocated to extraordinary reserves

5.2.12.13 *Minority interest*

	Current Period	Prior Period
Balance at Beginning of Period	**7,770**	**42,022**
Profit Share of Subsidiaries	7,978	1,252
Prior Period Dividend	-	-
Decrease in Minority Interest due to Sales (-)	7,586	(35,504)
Others	-	-
Balance at End of Period	**23,334**	**7,770**

The decrease in minority interest is resulted from the sale of %15 shares of the %100 owned consolidated subsidiary; Garanti Emeklilik ve Hayat AŞ. The decrease in the previous period is resulted from the sale of the shares in Garanti Gayrimenkul Yatırım Ortaklığı AŞ. Subsequent to this sale, the legal name of the company has been changed as Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ.

(Thousands of New Turkish Lira (YTL))

5.3 Consolidated off-balance sheet items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	5,849,586	4,675,006
Letters of Guarantee in YTL	3,920,019	2,682,754
Letters of Credit	2,271,110	1,872,234
Bills of Exchange and Acceptances	116,487	143,541
Prefinancings	-	-
Total	**12,157,202**	**9,373,535**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 1,763 thousands (31 December 2006: 1,694 thousands) is made for unliquidated non-cash loans of YTL 5,832 thousands (31 December 2006: YTL 6,621 thousands) recorded under the off-balance sheet items as of 31 December 2007.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 31 December 2007, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 875,000,000 (31 December 2006: USD 625,000,000). Also, in Garanti Faktoring's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 35,850,000 and EUR 2,500,000 (31 December 2006: -).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	268,951	293,794
With Original Maturity of 1 Year or Less	*77,737*	*41,294*
With Original Maturity of More Than 1 Year	*191,214*	*252,500*
Other Non-Cash Loans	12,622,056	9,753,804
Total	**12,891,007**	**10,047,598**

(Thousands of New Turkish Lira (YTL))

5.3.1.4 Other information on non-cash loans

Sectoral risk concentration of non-cash loans:

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**17,690**	**0.45**	**8,884**	**0.10**	**12,136**	**0.45**	**13,193**	**0.18**
Farming and Stockbreeding	16,681	0.43	8,884	0.10	11,226	0.42	13,193	0.18
Forestry	95	-	-	-	80	-	-	-
Fishery	914	0.02	-	-	830	0.03	-	-
Manufacturing	**1,448,464**	**36.94**	**2,896,436**	**32.29**	**709,238**	**26.43**	**2,841,533**	**38.59**
Mining	333,357	8.50	12,660	0.14	66,001	2.46	28,819	0.39
Production	937,944	23.92	2,439,922	27.20	627,430	23.38	2,521,650	34.25
Electricity, Gas, Water	177,163	4.52	443,854	4.95	15,807	0.59	291,064	3.95
Construction	**569,081**	**14.51**	**1,774,171**	**19.78**	**438,975**	**16.36**	**1,236,261**	**16.79**
Services	**1,659,550**	**42.33**	**3,704,588**	**41.30**	**1,405,537**	**52.38**	**3,078,229**	**41.80**
Wholesale and Retail Trade	1,086,892	27.72	1,365,334	15.22	857,786	31.97	1,021,648	13.88
Hotel, Food and Beverage Services	72,771	1.86	99,706	1.11	68,449	2.55	106,313	1.44
Transportation and Telecommunication	92,621	2.36	544,350	6.07	73,029	2.72	594,951	8.08
Financial Institutions	362,635	9.25	1,665,569	18.57	365,201	13.61	1,327,960	18.03
Real Estate and Renting Services	14,327	0.37	7,344	0.08	12,032	0.45	11,685	0.16
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	5,694	0.14	1,656	0.02	5,750	0.21	4,763	0.06
Health and Social Services	24,610	0.63	20,629	0.23	23,290	0.87	10,909	0.15
Others	**226,228**	**5.77**	**585,915**	**6.53**	**117,571**	**4.38**	**194,925**	**2.64**
Total	**3,921,013**	**100.00**	**8,969,994**	**100.00**	**2,683,457**	**100.00**	**7,364,141**	**100.00**

5.3.1.5 Non-cash loans classified under Group I and II:

	Group I		Group II	
	YTL	FC	YTL	FC
Non-Cash Loans	**3,916,138**	**8,967,527**	**1,017**	**492**
Letters of Guarantee	3,915,144	5,848,074	1,017	492
Bills of Exchange and Bank Acceptances	600	115,887	-	-
Letters of Credit	394	2,914,851	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	-	88,715	-	-

(Thousands of New Turkish Lira (YTL))

5.3.2 Financial derivative instruments

Current Period	Up to 1 Month	1-3 Month	3-12 Month	1-5 Year	5 Years and Over	Total
Derivative Financial Instrument Held for Risk Management						
A. Total Derivative Financial Instrument Held for Risk Management	**3,764**	**41,230**	**13,288**	-	-	**58,282**
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	3,764	41,230	13,288	-	-	58,282
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives	-	-	-	-	-	-
Foreign Currency Related Derivative Transaction (I)	**9,731,488**	**7,574,778**	**7,218,209**	**164,821**	**795,000**	**25,484,296**
Currency Forwards – Purchases	636,314	115,616	244,296	10,097	-	1,006,323
Currency Forwards – Sales	670,327	117,048	275,875	11,471	-	1,074,721
Currency Swaps – Purchases	3,177,065	1,842,778	1,928,763	58,815	232,000	7,239,421
Currency Swaps – Sales	3,097,325	1,850,379	2,152,648	81,728	563,000	7,745,080
Currency Options – Purchases	1,164,445	1,715,768	1,287,823	1,273	-	4,169,309
Currency Options – Sales	986,012	1,740,685	1,324,241	1,437	-	4,052,375
Currency Futures – Purchases	-	83,070	2,219	-	-	85,289
Currency Futures – Sales	-	109,434	2,344	-	-	111,778
Interest Rate Related Derivative Transaction (II)	**367,234**	**108,994**	**99,389**	**4,690**	-	**580,307**
Interest Rate Swaps – Purchases	554	153	2,761	2,350	-	5,818
Interest Rate Swaps – Sales	2,175	151	2,580	2,340	-	7,246
Interest Rate Options – Purchases	-	-	81,200	-	-	81,200
Interes Rate Options – Sales	-	-	-	-	-	-
Securities Options – Purchases	89,105	55,098	6,424	-	-	150,627
Securities Options – Sales	275,400	53,592	6,424	-	-	335,416
Interest Rate Futures – Purchases	-	-	-	-	-	-
Interest Rate Futures – Sales	-	-	-	-	-	-
Other Trading Derivatives (III)	483,422	73,578	-	-	-	557,000
B. Total Trading Derivatives (I+II+III)	**10,582,144**	**7,757,350**	**7,317,598**	**169,511**	**795,000**	**26,621,603**
Total Derivative Transactions (A+B)	**10,585,908**	**7,798,580**	**7,330,886**	**169,511**	**795,000**	**26,679,885**

(Thousands of New Turkish Lira (YTL))

Prior Period	**Up to 1 Month**	**1-3 Month**	**3-12 Month**	**1-5 Year**	**5 Years and Over**	**Total**
Derivative Financial Instrument Held for Risk Management						
A. Total Derivative Financial Instrument Held for Risk Management	7,107	-	-	-	-	7,107
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	7,107	-	-	-	-	7,107
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives	-	-	-	-	-	-
Foreign Currency Related Derivative Transaction (I)	7,857,827	4,237,635	3,229,221	468,057	-	15,792,740
Currency Forwards – Purchases	544,874	113,415	40,546	5,202	-	704,037
Currency Forwards – Sales	542,970	110,750	40,009	5,773	-	699,502
Currency Swaps – Purchases	2,773,389	1,736,691	1,392,367	209,204	-	6,111,651
Currency Swaps – Sales	2,772,772	1,852,216	1,521,296	247,878	-	6,394,162
Currency Options – Purchases	607,540	186,432	114,172	-	-	908,144
Currency Options – Sales	616,282	171,712	115,484	-	-	903,478
Currency Futures – Purchases	-	34,142	2,796	-	-	36,938
Currency Futures – Sales	-	32,277	2,551	-	-	34,828
Interest Rate Related Derivative Transaction (II)	106,304	63,833	140,552	9,842	-	320,531
Interest Rate Swaps – Purchases	9,505	169	508	4,921	-	15,103
Interest Rate Swaps – Sales	9,582	166	508	4,921	-	15,177
Interest Rate Options – Purchases	-	-	-	-	-	-
Interes Rate Options – Sales	-	-	-	-	-	-
Securities Options – Purchases	44,306	21,436	-	-	-	65,742
Securities Options – Sales	42,911	42,062	-	-	-	84,973
Interest Rate Futures – Purchases	-	-	69,768	-	-	69,768
Interest Rate Futures – Sales	-	-	69,768	-	-	69,768
Other Trading Derivatives (III)	97,935	-	-	-	-	97,935
B. Total Trading Derivatives (I+II+III)	8,062,066	4,301,468	3,369,773	477,899	-	16,211,206
Total Derivative Transactions (A+B)	8,069,173	4,301,468	3,369,773	477,899	-	16,218,313

(Thousands of New Turkish Lira (YTL))

5.3.3 Contingent liabilities and assets

The monetary losses amounting YTL 712,872 thousands incurred in the 2001 financial year as a result of the inflation accounting applied in compliance with the Temporary article no.4 added to the Banks Law no.4389 through the Law no.4743, were net off with extraordinary reserves, legal reserves and capital reserves from inflation adjustments to equity items. As per the Temporary article no.4/13 of the same Law and the statements of the reiterated article 14/1a of the Corporate Tax Law no.5422, these losses have not been taking into account in the tax returns of the year 2001 and subsequent years, whereas such losses should have been deducted from the taxable income. Accordingly, the tax returns were submitted with a condition stating that such losses should have been deducted and the Bank may appeal to the tax court for the tax return. Following the rejection of this condition by the tax office, the Bank appealed to the tax court for the corporate tax return of the year 2004 and the temporary tax periods of the year 2005 and the tax court decided in favour of the Bank. However, as of the reporting date, the judgement process continues.

5.3.4 Services rendered on behalf of third parties

The Bank acts as an investment agent for banking transactions on behalf of its customers and provides custody services. Such transactions are followed under off-balance sheet accounts.

(Thousands of New Turkish Lira (YTL))

5.4 Consolidated income statement

5.4.1 Interest income

5.4.1.1 Interest income (*) from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Income from Loans				
Short-term loans	2,357,732	225,359	1,634,678	246,987
Medium and long-term loans	1,046,536	786,073	573,612	620,235
Loans under follow-up	18,271	-	29,773	1
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**3,422,539**	**1,011,432**	**2,238,063**	**867,223**

(*) Includes commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	28,520	-	17,962	-
Domestic Banks	13,136	68,938	42,945	33,990
Foreign Banks	179,678	148,734	29,086	117,961
Foreign Head Offices and Branches	-	-	-	-
Total	**221,334**	**217,672**	**89,993**	**151,951**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	29,358	23,367	17,451	44,115
Financial Assets Valued at Fair Value Through Profit	-	-	-	-
Financial Assets Available-for-Sale	1,258,835	334,668	834,951	295,486
Investments Held-to-Maturity	631,268	64,828	441,378	165,736
Total	**1,919,461**	**422,863**	**1,293,780**	**505,337**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	24	33

(Thousands of New Turkish Lira (YTL))

5.4.2 Interest expenses

5.4.2.1 Interest expenses (*) on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	**198,028**	**507,535**	**85,949**	**429,583**
Central Bank of Turkey	-	1	-	-
Domestic Banks	62,356	38,555	47,996	32,802
Foreign Banks	135,672	468,979	37,953	396,781
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	**43,467**	**36**	**16,383**
Total	**198,028**	**551,002**	**85,985**	**445,966**

(*) Includes commission expenses on borrowings

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	9,124	40

5.4.2.3 Interest expenses on securities issued

	Cari Dönem	*Önceki Dönem*
Interest Expenses on Securities Issued	3,035	712

5.4.2.4 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits: Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Turkish Lira								
Bank Deposits	9,309	64,367	-	-	-	-	-	73,676
Saving Deposits	2,458	573,890	1,076,829	32,328	9,704	20,419	-	1,715,628
Public Sector Deposits	58	1,765	1,042	1	73	8	-	2,947
Commercial Deposits	15,064	466,501	179,727	8,620	6,765	1,424	-	678,101
Others	493	11,878	21,587	140	62	35	-	34,195
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	**27,382**	**1,118,401**	**1,279,185**	**41,089**	**16,604**	**21,886**	-	**2,504,547**
Foreign Currency								
Foreign Currency Deposits	64,306	283,860	256,297	36,900	33,319	31,385	2,130	708,197
Bank Deposits	8,235	54,668	8,719	5,407	5,175	366	-	82,570
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	6	14	29	115	-	-	164
Total FC	**72,541**	**338,534**	**265,030**	**42,336**	**38,609**	**31,751**	**2,130**	**790,931**
Grand Total	**99,923**	**1,456,935**	**1,544,215**	**83,425**	**55,213**	**53,637**	**2,130**	**3,295,478**

(Thousands of New Turkish Lira (YTL))

5.4.2.5 *Interest expense on repurchase agreements*

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Paid on Repurchase Agreements	689,615	48,898	416,414	55,869

5.4.2.6 *Financial lease expenses*

	Current Period	Prior Period
Financial Lease Expenses	338	731

5.4.2.7 *Interest expenses on factoring payables*

None.

5.4.3 Dividend income

	Current Period	Prior Period
Trading Financial Assets	-	-
Financial Assets Valued at Fair Value through Profit or	-	-
Financial Assets Available-for-Sale	2,485	2,145
Others	381	622
Total	**2,866**	**2,767**

5.4.4 Trading income/losses (net)

	Current Period	Prior Period
Income	**3,945,648**	**5,202,928**
Trading Account Income	1,600,873	1,414,888
Derivative financial instruments	1,378,750	644,396
Others	222,123	770,492
Foreign Exchange Gain	2,344,775	3,788,040
Losses (-)	**4,164,102**	**5,254,361**
Trading Account Losses	1,772,746	1,394,468
Derivative financial instruments	1,606,137	677,578
Others	166,609	716,890
Foreign Exchange Losses	2,391,356	3,859,893
Total	**(218,454)**	**(51,433)**

5.4.5 Other operating income

Other operating income consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

In the current period, the gain on sales of 80% shares in Garanti Sigorta AŞ, previously a consolidated subsidiary, and 15% shares in Garanti Emeklilik ve Hayat AŞ, amounting YTL 706,874 thousands is recorded under other operating income.

(Thousands of New Turkish Lira (YTL))

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	**197,406**	**166,504**
Loans and receivables in Group III	113,312	138,398
Loans and receivables in Group IV	37,398	13,091
Loans and receivables in Group V	46,696	15,015
General Provisions	**125,113**	**59,024**
Provision for Possible Losses	**17,000**	**30,000**
Impairment Losses on Securities	**310**	**5,079**
Financial assets at fair value through profit or loss	310	875
Financial assets available-for-sale	-	4,204
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	**2,979**	**20,477**
Associates	-	-
Subsidiaries	9	-
Joint Ventures (Business Partnership)	-	-
Investments held-to-maturity	2,970	20,477
Others	**6,887**	**54,912**
Total	**349,695**	**335,996**

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	815,966	645,818
Reserve for Employee Termination Benefits	7,178	6,171
Deficit Provision for Pension Fund	-	-
Impairment Losses on Tangible Assets	62	10,112
Depreciation Expenses of Tangible Assets	151,950	137,776
Impairment Losses on Intangible Assets	-	-
Goodwill Impairment Losses	-	-
Amortisation Expenses of Intangible Assets	28,954	25,195
Decrease in Value of Equity Accounting Shares	-	-
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	1,394	6,690
Impairment Losses on Assets Held for Sale and Discontinued Assets	-	-
Other Operating Expenses	771,124	620,892
Operational lease related expenses	*79,109*	*58,487*
Repair and maintenance expenses	*23,010*	*16,098*
Advertisement expenses	*107,884*	*83,561*
Other expenses	*561,121*	*462,746*
Loss on Sale of Assets	9,043	18,051
Others	322,685	328,455
Total	**2,108,356**	**1,799,160**

(Thousands of New Turkish Lira (YTL))

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

The Bank increased its consolidated profit before taxes to YTL 2,918,904 thousands increasing by 99% comparing to the prior year. YTL 3,097,952 thousands of the profit before taxes is derived from net interest income and YTL 1,288,569 thousands from fees and commissions income. The total operating expenses amount to YTL 2,108,356 thousands.

5.4.9 Provision for taxes including taxes for discontinued operations

As of 31 December 2007, on a consolidated basis, the Bank recorded a tax expense of YTL 507,497 thousands (31 December 2006 YTL 293,524 thousands) and a deferred tax income of YTL 10,349 thousands (31 December 2006 deferred tax expense YTL 5,025 thousands).

Deferred tax income/expense on timing differences :

Deferred tax income/(expense) on timing differences	Current Period
Increase in Tax Deductable Timing Differences	16,236
Decrease in Tax Deductable Timing Differences (-)	1,287
Increase in Taxable Timing Differences (-)	16,155
Decrease in Taxable Timing Differences	11,555
Total	**10,349**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	Current Period
Increase/(Decrease) in Tax Deductable Timing Differences	14,949
(Increase)/Decrease in Taxable Timing Differences	(4,600)
Increase/(Decrease) in Tax Losses	-
Increase/(Decrease) in Tax Deductions and Exemptions	-
Total	**10,349**

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

None.

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.11.3 Minority interest's profit/loss

	Current Period	Prior Period
Net Profit/(Loss) of Minority Interest	7,978	1,252

5.4.12 Components of other items in income statement exceeding 10% of total income statement

None.

(Thousands of New Turkish Lira (YTL))

5.5 Consolidated statement of changes in shareholders' equity

5.5.1 Any increases arising from application of accounting for financial instruments in current period

5.5.1.1 Increases from valuation of financial assets available-for-sale

None.

5.5.1.2 Increases due to cash flow hedges

The Bank entered into swap contracts to convert variable interest rates on its borrowings to fixed interest rates for cash flow hedging purposes. The decrease in such gains is of YTL 405 thousands after netting with the related deferred tax effect and deducted from the shareholders' equity in the prior period. In the current period, the increase in such gains is YTL 28,316 thousands after netting with the related deferred tax effect and deducted from the shareholders equity.

5.5.1.3 Reconciliation of foreign exchange differences at beginning and end of current period

The Bank applied hedge accounting for its net investments in foreign subsidiaries in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement" using its foreign borrowings in foreign currencies obtained to finance such investments.

The effective portion of net foreign investment hedges is recorded in shareholders' equity as shown in the statement of changes in shareholders' equity and the ineffective portion, if any, is recorded directly in the income statement.

The effective gain of YTL 774 thousands on net foreign investment hedge is recorded under "other profit reserves" in shareholders' equity as of 31 December 2007. The balance sheet leg of this net foreign investment hedge is under "funds borrowed".

5.5.2 Any decreases arising from application of accounting for financial instruments

5.5.2.1 Decreases from valuation of financial assets available-for-sale

As of 31 December 2007, the revaluation of financial assets available-for-sale at fair value netted with the related deferred tax liability effect has resulted in an increase by YTL 66,852 thousands that is presented as the current period movement in "securities value increase fund" in the statement of changes in shareholders' equity. The gains transferred to "income statement" from "securities value increase fund" were YTL 42,510 thousands and YTL 10,224 thousands for the year ended 31 December 2006 and 2007, respectively.

5.5.2.2 Decreases due to cash flow hedges

None.

5.5.3 Transfers to legal and extraordinary reserves

	Current Period	Prior Period
Transfers to Legal Reserves from Prior Year Profits	64,686	40,619
Transfers to Extraordinary Reserves from Prior Year Profits	890,692	540,026

5.5.4 Issuance of share certificates

None.

5.5.5 Effects of prior years' corrections to beginning balances of current period

Please refer to Note 3.24.

5.5.6 Compensation of prior period losses

None.

5.6 Consolidated statement of cash flows

5.6.1 Disclosures for "other" items and "effect of change in foreign currency rates cash and cash equivalents" in statement of cash flows

In 2007, the net cash inflows arising from banking operations amount to YTL 3,458,131 thousands. YTL 335,008 thousands of this amount is generated from the change in operating assets and liabilities and YTL 3,123,123 thousands from operating profit. The net cash outflow from investing activities is YTL 3,025,915 thousands. The major item is the cash outflows arising from new investments in securities available-for-sale. Cash and cash equivalents amounted to YTL 4,315,192 thousands at the end of the current period in comparison to YTL 4,149,369 thousands at the beginning of the current period.

5.6.2 Cash outflows from acquisition of associates, subsidiaries and joint-ventures

Please refer to Notes 5.1.8.1, 5.1.8.2, 5.1.9.1 and 5.1.9.2.

5.6.3 Cash inflows from disposal of associates, subsidiaries and joint-ventures

Please refer to Notes 5.1.8.1, 5.1.8.2, 5.1.9.1 and 5.1.9.2.

5.6.4 Cash and cash equivalents at beginning of period

	Current Period	Prior Period
Cash on Hand	**335,295**	**203,755**
Cash in YTL	*181,253*	*107,429*
Cash in Foreign Currency	*154,042*	*96,326*
Cash Equivalents	**3,814,074**	**3,731,793**
Others	*3,814,074*	*3,731,793*
Total	**4,149,369**	**3,935,548**

5.6.5 Cash and cash equivalents at end of period

	Current Period	Prior Period
Cash on Hand	**454,195**	**335,295**
Cash in YTL	*244,779*	*181,253*
Cash in Foreign Currency	*209,416*	*154,042*
Cash Equivalents	**3,860,997**	**3,814,074**
Others	*3,860,997*	*3,814,074*
Total	**4,315,192**	**4,149,369**

5.6.6 Restricted cash and cash equivalents due to legal requirements or other reasons

The placements at foreign banks include blocked accounts amounting YTL 1,198,319 thousands of which YTL 126,321 thousands, YTL 208,212 thousands and YTL 16,652 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and YTL 847,134 thousands as collateral against funds borrowed. The consolidated domestic banks include blocked accounts of YTL 40,417 thousands held for insurance activities.

5.6.7 Additional information

5.6.7.1 Restrictions on the Bank's potential borrowings

None.

5.6.7.2 Cash inflows presenting increase in banking activity related capacity

None.

(Thousands of New Turkish Lira (YTL))

5.7 Related Party Risks

5.7.1 Transactions with parent bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	7,142	1,222	224,108	9,455	87,185	41,793
Balance at end of period	9,033	244	1	1,090	158,515	168,482
Interest and Commission Income	24	2	767	284	6,186	693

Prior Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	16,641	211	249,521	157,096	153,299	2,006
Balance at end of period	7,142	1,222	224,108	9,455	87,185	41,793
Interest and Commission Income	59	4	939	1,287	4,229	134

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	2,010	1,771	509,513	1,304,333	132,777	126,666
Balance at end of period	8,448	2,010	91,590	509,513	240,401	132,777
Interest Expenses	9,124	40	45,532	62,796	10,001	11,162

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Transactions for Trading:						
Beginning of Period	2,790	-	-	4,272	-	-
End of Period	-	2,790	-	-	-	-
Total Profit/Loss	2	6	-	(10)	-	-
Transactions for Hedging:	-	-	-	-	-	-
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.7.2 Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 74,661 thousands (31 December 2006 YTL 82,539 thousands) compose 0.19% (31 December 2006: 0.28%) of the Bank's total cash loans and 0.10% (31 December 2006: 0.14%) of the Bank's total assets. The total loans and similar receivables amounting YTL 167,549 thousands (31 December 2006: YTL 318,435 thousands) compose 0.22% (31 December 2006: 0.56%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 169,816 thousands (31 December 2006: YTL 52,470 thousands) compose 1.32% (31 December 2006: 0.52%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 340,439 thousands (31 December 2006: YTL 644,300 thousands) compose 0.78% (31 December 2006: 1.91%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set in compliance with the market prices.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.8 and 5.1.9.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with certain consolidated subsidiaries namely Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for internal use are partly arranged through financial leasing.

(Thousands of New Turkish Lira (YTL))

5.8 Domestic, foreign and off-shore branches or investments and foreign reprensentative offices

5.8.1 Domestic and foreign branches and representative offices

Türkiye Garanti Bankası AŞ					
	Number of Branches	Number Of Employees	Country		
Domectic Branches	583	14,443			
Foreign Representative Offices	1	1	1- Germany		
	1	1	2- Russia		
	1	1	3- England		
	1	1	4- China		
				Total Assets	Legal Capital
Foreign Branches	1	18	1- Luxembourg	8,507,296	103,820
	1	12	2- Malta	11,871,979	-
	3	40	3- NCTR	203,776	3,520

5.8.2 Opening or closing of domestic and foreign branches and representative offices and significant changes in organisational structure

During the year 2007, 106 new domestic branches were opened and 1 branch was closed.

5.8.3 Information on consolidated financial subsidiaries

Garanti Bank International NV					
	Number of Branches	Number Of Employees	Country		
Foreign Representative Offices	1	17	1- Turkey		
	1	-	2- Switzerland		
	1	1	3- Ukrain		
	1	1	4- Kazakhstan		
				Total Assets	Legal Capital
Head office-Holland	1	157	1- Holland	4,346,472	EUR 159,470,000
Foreign Branches	1	401	1- Romania	400,000	ROL 154,731,657
	1	24	2- Germany	984,336	-

Garanti Bank Moscow					
	Number of Branches	Number Of Employees	Country	Total Assets	Legal Capital
Head Office-Moscow	1	89	Russia	582,863	US$ 32,757,364

Other consolidated foreign financial subsidiaries:

	Number Of Employees	Country	Total Assets	Legal Capital
Garanti Financial Services Plc	1	Ireland	8,453	US$ 2,638,100
Garanti Fund Management Co Ltd	-	Malta	71	US$ 200,000

(Thousands of New Turkish Lira (YTL))

Consolidated domestic financial subsidiaries:

	Number Of Employees	Total Assets	Legal Capital
Garanti Finansal Kiralama AŞ	164	2,151,526	73,000
Garanti Faktoring Hizmetleri AŞ	91	589,049	16,849
Garanti Emeklilik ve Hayat AŞ	525	776,737	50,000
Garanti Yatırım Menkul Kıymetler AŞ	100	30,246	8,328
Garanti Portföy Yönetimi AŞ	60	17,097	10,000

5.9 Significant events and matters arising subsequent to the balance sheet date

As per the BRSA communiqué published on the Official Gazette no.26779 dated 6 February 2008, "the Changes in Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables", the general provision ratios for cash and non-cash loans increased from 1% to 2% and from 0.2% to 0.4%, respectively.

(Thousands of New Turkish Lira (YTL))

6 Other Disclosures on Activities of the Bank

6.1 Other disclosures

- It was decided during the Board of Directors meeting of the Bank on 4 April 2007 to gather the Romania branches of Garanti Bank International NV's, a fully owned subsidiary of the Bank in Holland and the following companies of GE Consumer Finance; Domenia Credit IFN, Ralfi IFN and Motoractive Leasing IFN operating in Romania under one umbrella. The ultimate shareholders of this new structure planned to operate in Romania under the banking license will be, under equal economic partnership principle, Türkiye Garanti Bankası AŞ, Doğuş Holding AŞ and GE Consumer Finance. The work on this issue continues. The first step is completed by 31 December 2007; Doğuş Holding AŞ has participated in businesses of GE Consumer Finance in Romania by 49.9%.

- It has been resolved in the Bank's board of directors meeting held on 11 June 2007 that:

  - the Article 38 "Voting" of the Articles of Association of the Bank will be amended to provide right of one vote for each share of 1Ykr (the pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of the shares).

  - the Article 45 "Distribution of Profit" of the Articles of Association of the Bank regarding the distribution of the net profit to members of the board of directors and the personnel will be abolished and removed from the Articles of Association of the Bank; and other terms in Article 45 regarding distribution of net profit will remain without any changes.

  The applications have been filed with the BRSA and the Capital Market Board for these resolutions on 13 June 2007. Following the completion of this process, the amendments to the Articles of Association were approved at the extraordinary general assembly meeting held on 4 October 2007.

- On 5 July 2007, the Bank has reached an agreement with Deutsche Bank AG regarding the transfer of its custody services to foreign institutional investors for US$ 115 millions. Pursuant to the agreement, ongoing services provided to foreign institutional investors will continue to be provided by the Bank for the duration of the next ten months.

  US$ 115 millions (YTL 147,775 thousands) that was paid in cash by Deutsche Bank AG for the transfer of the said services up front, is recorded under other operating income.

  On the other hand, custody services provided by the Bank to local investors will continue to be provided as presently carried out and such investors will continue to receive custody services from Türkiye Garanti Bankası AŞ.

- It was decided during the board of directors meeting of the Bank on 15 September 2007 to establish a new company, Garanti Financial Services NV in Holland for the purpose of cross border expansions and accordingly to authorize the head office to carry out the establishment procedures.

6.2 Parent bank's latest international risk ratings

MOODY'S *(December 2007*)*

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(January 2007*)*

Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Stable

FITCH RATINGS *(January 2008*)*

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	4
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE *(December 2007*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

6.3 Latest international risk ratings of Garanti Bank International NV, a consolidated subsidiary

MOODY'S *(March 2007)**

Long Term FC Deposit	A3
Short Term FC Deposit	Prime 2
FSR	C
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

6.4 Latest international risk ratings of Garanti Faktoring, a consolidated subsidiary

FITCH RATINGS ***(December 2007)********

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

6.5 Latest international risk ratings of Garanti Finansal Kiralama, a consolidated subsidiary

FITCH RATINGS ***(January 2008)********

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

STANDARD AND POORS ***(January 2008)********

FC Obligations	BB-
YTL Obligations	B
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

(Thousands of New Turkish Lira (YTL))

6.6 Dividends

At the Annual General Assembly of the Bank dated 17 April 2007, it was decided to distribute the income of 2006 as follows:-

2006 PROFIT DISTRIBUTION TABLE	
CURRENT YEAR PROFIT	1,063,663
A - I.Legal reserve (Turkish Commercial Code 466/1) at 5%	(53,183)
Undistributable funds	(23,019)
B – The first dividend at 5% of the Paid Capital	(105,000)
C – Extraordinary reserves at 5% after above deductions	(44,123)
D -	
- to the members of the Board of Directors upto 5%	-
- to the Bank personnel at 5%	(38,106)
- to the owners of the Founder Shares	(76,213)
E – Extraordinary reserves	(712,588)
F - II.Legal reserve (Turkish Commercial Code 466/2)	(11,432)

In the profit distribution, the undistributable funds are allocated as YTL 27,717 thousands due to changes in certain applications; and the difference is compensated by appropriation from extraordinary reserves.

As per the resolutions of the Board of Directors and the Annual General Assembly of the Bank on 17 April 2007, the profit distribution as detailed below was decided. The distribution of the profit has started.

CASH DIVIDEND ON 2006 PROFIT FOR ORDINARY SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND (YTL)	DIVIDEND PER SHARE WITH A FACE VALUE OF YTL 1		
		AMOUNT (YTL)	RATIO (%)	
GROSS (*)	105,000	0.05000	5.00000	24.04.2007
NET	89,250	0.04250	4.25000	

CASH DIVIDEND ON 2006 PROFIT FOR FOUNDER SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND (YTL)	DIVIDEND PER SHARE		
		NO OF SHARES	AMOUNT (YTL)	
GROSS (*)	76,213	370	206	24.04.2007
NET	64,781	370	175	

(*) There will be no withholding tax of 15% on the cash dividends paid to the resident institutions and the parties earning revenues through their operations or permanent representatives in Turkey.

7 Independent Auditors' Report

7.1 Disclosure on independent auditors' report

The consolidated financial statements of the Bank and its financial affiliates as of 31 December 2007, have been audited by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International) and an unqualified opinion has been issued in their independent auditors' report dated 15 February 2008.

....



Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Statements

As of and For the Year Ended

31 December 2007

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

15 February 2008

This report contains "Independent Auditors' Report" comprising 2 pages and; "Unconsolidated Financial Statements and Related Disclosures and Footnotes" comprising 87 pages.



Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Auditors' Report Originally Prepared and Issued in Turkish (See Note 3.I.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have audited the unconsolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") as of 31 December 2007 and the related income statement, statement of cash flows, statement of changes in shareholders' equity and a summary of significant accounting policies and notes to the financial statements.

Disclosure for the responsibility of the Bank's Board of Directors:

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the financial statements; and for adopting sound accounting policies in compliance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published on the Official Gazette no.26333 dated 1 November 2006, Turkish Accounting Standards, Turkish Financial Reporting Standards and the statements and guidances published by the Banking Regulation and Supervision Agency (BRSA) on accounting and financial reporting principles.

Disclosure for the Responsibility of the Authorized Audit Firm:

Our responsibility, as independent auditors, is to express an opinion on these financial statements based on our audit. Our audit is performed in accordance with the "Regulation on the Assignment and Activities of the Banks' Independent Audit Firms" published on the Official Gazette no.26333 dated 1 November 2006 and international standards on auditing. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. Our audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements. The selection of the audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting into consideration and assessing the appropriateness of the applied accounting policies. We believe that our audit provides a reasonable basis for our opinion.



Independent Auditors' Opinion:

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 31 December 2007 and the result of its operations and cash flows for the year then ended in accordance with the accounting principles and standards as per the existing regulations described in Article 37 of (Turkish) Banking Law No 5411 and the statements and guidances published by the BRSA on accounting and financial reporting principles.

İstanbul,
15 February 2008

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat Alsan
Partner
Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Report as of and for the Year Ended 31 December 2007

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The Unconsolidated Year-End Financial Report prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

The unconsolidated financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank and, unless stated otherwise, presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk Board of Directors Chairman	**S. Ergun Özen** General Manager	**Aydın Şenel** Executive Vice President	**Mustafa Keleş** Financial Accounting Director

M. Cüneyt Sezgin Audit Committee Member	**Des O'Shea** Audit Committee Member

The authorized contact person for questions on this financial report:
Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

	SECTION ONE General Information	Page No:

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of the bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 583 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 The bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on bank's risk group

As of 31 December 2007, group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9.765.000.000 shares of the Bank at a nominal value of YTL 97,650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of business consisting of financial services, automotive, media, tourism and service sectors with more than 19.800 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services.

GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

(Thousands of New Turkish Lira (YTL))

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

1.3 Information on the bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	17 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	25 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	22 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	33 years
Charles Edward Alexander	Member	22.12.2005	University	27 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	Master	30 years
Oliver B.R.V. Piani	Member	21.02.2007	Master	26 years
Dmitri Lysander Stockton	Member	22.12.2005	University	16 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	20 years

The board membership position of Olivier B.R.V. Piani who has been assigned as of 21 February 2007 for the vacant position of Richard Alan Laxer to complete his duties, was approved by the Annual General Assembly held on 17 April 2007.

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	20 years
Adnan Memiş	EVP-Support Services	03.06.1991	University	29 years
Afzal Mohammed Modak	EVP-Finance and Accounting	20.07.2007	Master	22 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	15 years
Ali Temel	EVP-Loans	21.10.1999	University	17 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	13 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	25 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	22 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	16 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	15 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	22 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	26 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	12 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of New Turkish Lira (YTL))

1.4 Information on the bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	559,900	26.6619	559,900	
GE Araştırma ve Müşavirlik Limited Şti	437,856	20.8503	437,856	

In accordance with the Articles of Association of the Bank, there are 370 founder shares. It is required in the Articles of Association to distribute 10% of the distributable profit to the holders of these founder shares after allocating 5% to legal reserves, distributing dividend at an amount equal to 5% of the capital and allocating 5% of the remaining to extraordinary reserves.

1.5 Summary information on the bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,.
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Unconsolidated Financial Statements

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 31 December 2007

	ASSETS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
I.	**CASH AND BALANCES WITH CENTRAL BANK**	(5.1.1)	**3,186,964**	**4,040,903**	**7,227,867**	**1,885,335**	**3,391,537**	**5,276,872**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)**	(5.1.2)	**71,478**	**74,162**	**145,640**	**67,621**	**80,838**	**148,459**
2.1	Financial assets held for trading		31,327	64,928	96,255	57,403	76,766	134,169
2.1.1	Government securities		21,552	64,928	86,480	50,492	75,993	126,485
2.1.2	Equity securities		-	-	-	-	-	-
2.1.3	Other securities		9,775	-	9,775	6,911	773	7,684
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		40,151	9,234	49,385	10,218	4,072	14,290
III.	**BANKS**	(5.1.3)	**804,865**	**2,328,118**	**3,132,983**	**62,480**	**833,962**	**896,442**
IV.	**INTERBANK MONEY MARKETS**		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)**	(5.1.4)9	**,776,793**	**3,325,681**	**13,102,474**	**5,620,223**	**4,008,884**	**9,629,107**
5.1	Equity securities		44,751	37,674	82,425	45,825	21,668	67,493
5.2	Government securities		9,598,339	2,104,697	11,703,036	5,574,398	2,937,365	8,511,763
5.3	Other securities		133,703	1,183,310	1,317,013	-	1,049,851	1,049,851
VI.	**LOANS**	(5.1.5)	**22,491,701**	**14,726,185**	**37,217,886**	**16,529,337**	**10,821,153**	**27,350,490**
6.1	Performing loans		22,184,686	14,726,185	36,910,871	16,343,992	10,821,153	27,165,145
6.1.1	Loans to bank's risk group	(5.7)	143,007	306,366	449,373	14,934	130,240	145,174
6.1.2	Others		22,041,679	14,419,819	36,461,498	16,329,058	10,690,913	27,019,971
6.2	Loans under follow-up		846,538	-	846,538	636,589	-	636,589
6.3	Specific provisions (-)		539,523	-	539,523	451,244	-	451,244
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**INVESTMENTS HELD-TO-MATURITY (Net)**	(5.1.6)3	**,294,938**	**648,827**	**3,943,765**	**3,802,826**	**816,021**	**4,618,847**
8.1	Government securities		3,291,736	648,827	3,940,563	3,800,874	816,021	4,616,895
8.2	Other securities		3,202	-	3,202	1,952	-	1,952
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	(5.1.7)	**11,312**	-	**11,312**	-	-	-
9.1	Associates consolidated under equity accounting		-	-	-	-	-	-
9.2	Unconsolidated associates		11,312	-	11,312	-	-	-
9.2.1	Financial investments in associates		11,312	-	11,312	-	-	-
9.2.2	Non-financial investments in associates		-	-	-	-	-	-
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	(5.1.8)	**249,646**	**327,762**	**577,408**	**313,436**	**290,716**	**604,152**
10.1	Unconsolidated financial investments in subsidiaries		241,370	327,762	569,132	305,546	290,716	596,262
10.2	Unconsolidated non-financial investments in subsidiaries		8,276	-	8,276	7,890	-	7,890
XI.	**INVESTMENTS IN JOINT-VENTURES (Net)**	(5.1.9)	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	**LEASE RECEIVABLES (Net)**	(5.1.10)	-	-	-	-	-	-
12.1	Financial lease receivables		-	-	-	-	-	-
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		-	-	-	-	-	-
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT**	(5.1.11)	-	**31,960**	**31,960**	-	**4,799**	**4,799**
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	31,960	31,960	-	4,799	4,799
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	**TANGIBLE ASSETS (Net)**	(5.1.12)	**939,455**	**375**	**939,830**	**884,325**	**1,121**	**885,446**
XV.	**INTANGIBLE ASSETS (Net)**	(5.1.13)	**96,663**	**351**	**97,014**	**67,515**	**203**	**67,718**
15.1	Goodwill		-	-	-	-	-	-
15.2	Other intangibles		96,663	351	97,014	67,515	203	67,718
XVI.	**INVESTMENT PROPERTY (Net)**	(5.1.14)	-	-	-	-	-	-
XVII.	**TAX ASSET**	(5.1.15)	**52,944**	-	**52,944**	**38,188**	-	**38,188**
17.1	Current tax asset		-	-	-	-	-	-
17.2	Deferred tax asset		52,944	-	52,944	38,188	-	38,188
XVIII.	**ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	(5.1.16)	**112,850**	-	**112,850**	**115,154**	-	**115,154**
18.1	Assets held for sale		112,850	-	112,850	115,154	-	115,154
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	(5.1.17)	**897,721**	**86,828**	**984,549**	**542,620**	**108,619**	**651,239**
	TOTAL ASSETS		**41,987,330**	**25,591,152**	**67,578,482**	**29,929,060**	**20,357,853**	**50,286,913**

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 December 2007

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	(5.2.1)	20,012,623	19,085,479	39,098,102	14,242,516	15,896,521	30,139,037
1.1	Deposits from bank's risk group	(5.7)	304,065	171,726	475,791	304,310	102,394	406,704
1.2	Others		19,708,558	18,913,753	38,622,311	13,938,206	15,794,127	29,732,333
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(5.2.2)	428,635	22,642	451,277	219,766	3,136	222,902
III.	**FUNDS BORROWED**	(5.2.3)1	,282,828	7,275,816	8,558,644	510,041	7,380,364	7,890,405
IV.	**INTERBANK MONEY MARKETS**		7,447,905	728,986	8,176,891	4,256,772	557,121	4,813,893
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		7,447,905	728,986	8,176,891	4,256,772	557,121	4,813,893
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Others		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		1,819,991	11,574	1,831,565	1,311,410	15,420	1,326,830
VIII.	**OTHER EXTERNAL FUNDINGS PAYABLE**	(5.2.4)	862,906	292,951	1,155,857	105,889	452,949	558,838
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**LEASE PAYABLES (Net)**	(5.2.5)	3,075	51,663	54,738	298	44,440	44,738
10.1	Financial lease payables		3,379	55,024	58,403	336	49,341	49,677
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		304	3,361	3,665	38	4,901	4,939
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	(5.2.6)	-	249	249	-	-	-
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	249	249	-	-	-
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	(5.2.7)	541,116	20,222	561,338	413,046	14,083	427,129
12.1	General provisions		265,965	14,695	280,660	148,747	9,719	158,466
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		140,372	-	140,372	128,818	-	128,818
12.4	Insurance technical provisions (Net)		-	-	-	-	-	-
12.5	Other provisions		134,779	5,527	140,306	135,481	4,364	139,845
XIII.	**TAX LIABILITY**	(5.2.8)	210,225	77	210,302	192,765	83	192,848
13.1	Current tax liability		210,225	77	210,302	192,765	83	192,848
13.2	Deferred tax liability		-	-	-	-	-	-
XIV.	**LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	(5.2.9)	-	-	-	-	-	-
14.1	Assets held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	(5.2.10)	-	596,400	596,400	-	-	-
XVI.	**SHAREHOLDERS' EQUITY**	(5.2.11)	6,736,584	146,535	6,883,119	4,593,631	76,662	4,670,293
16.1	Paid-in capital		2,100,000	-	2,100,000	2,100,000	-	2,100,000
16.2	Capital reserves		893,304	144,014	1,037,318	816,815	74,485	891,300
16.2.1	Share premium		-	-	-	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		95,507	112,550	208,057	67,782	71,337	139,119
16.2.4	Revaluation surplus on tangible assets		29,864	-	29,864	2,147	-	2,147
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		2,453	-	2,453	4,698	-	4,698
16.2.8	Hedging reserves (effective portion)		(7,074)	31,464	24,390	(30,366)	3,148	(27,218)
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3	Profit reserves		1,427,664	2,521	1,430,185	613,153	2,177	615,330
16.3.1	Legal reserves		153,690	2,521	156,211	89,957	2,177	92,134
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1,275,689	-	1,275,689	523,677	-	523,677
16.3.4	Other profit reserves		(1,715)	-	(1,715)	(481)	-	(481)
16.4	Profit or loss		2,315,616	-	2,315,616	1,063,663	-	1,063,663
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		2,315,616	-	2,315,616	1,063,663	-	1,063,663
16.5	Minority interests		-	-	-	-	-	-
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		39,345,888	28,232,594	67,578,482	25,846,134	24,440,779	50,286,913

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi
Off-Balance Sheet Items
At 31 December 2007

	OFF-BALANCE SHEET ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2007			PRIOR PERIOD 31 December 2006		
			YTL	FC	Total	YTL	FC	Total
A.	**OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)**		**23,134,813**	**22,191,738**	**45,326,551**	**16,579,521**	**15,402,920**	**31,982,441**
I.	**GUARANTEES AND SURETIES**	(5.3.1)	**3,925,972**	**8,429,994**	**12,355,966**	**2,688,511**	**6,837,765**	**9,526,276**
1.1.	Letters of guarantee		3,924,978	5,749,874	9,674,852	2,687,808	4,575,955	7,263,763
1.1.1.	Guarantees subject to State Tender Law		306,986	423,552	730,538	268,378	628,922	897,300
1.1.2.	Guarantees given for foreign trade operations		303,752	265,210	568,962	255,968	240,821	496,789
1.1.3.	Other letters of guarantee		3,314,240	5,061,112	8,375,352	2,163,462	3,706,212	5,869,674
1.2.	Bank acceptances		600	115,887	116,487	616	142,925	143,541
1.2.1.	Import letter of acceptance		600	107,622	108,222	600	141,356	141,956
1.2.2.	Other bank acceptances		-	8,265	8,265	16	1,569	1,585
1.3.	Letters of credit		394	2,564,233	2,564,627	87	2,118,885	2,118,972
1.3.1.	Documentary letters of credit		-	1,649	1,649	-	10,810	10,810
1.3.2.	Other letters of credit		394	2,562,584	2,562,978	87	2,108,075	2,108,162
1.4.	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other guarantees		-	-	-	-	-	-
1.9	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**	(5.3.1)	**13,163,846**	**3,489,188**	**16,653,034**	**9,807,443**	**1,586,165**	**11,393,608**
2.1.	Irrevocable commitments		13,163,846	3,488,798	16,652,644	9,807,443	1,585,926	11,393,369
2.1.1.	Asset purchase commitments		48,248	1,560,461	1,608,709	146,776	158,806	305,582
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		812	-	812	250	-	250
2.1.4.	Loan granting commitments		2,354,191	913,337	3,267,528	1,825,959	394,698	2,220,657
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		1,852,451	-	1,852,451	1,528,984	-	1,528,984
2.1.8.	Tax and fund obligations on export commitments		24,398	-	24,398	19,092	-	19,092
2.1.9.	Commitments for credit card limits		7,619,536	-	7,619,536	6,134,969	-	6,134,969
2.1.10.	Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13.	Other irrevocable commitments		1,264,210	1,015,000	2,279,210	151,413	1,032,422	1,183,835
2.2.	Revocable commitments		-	390	390	-	239	239
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2	Other revocable commitments		-	390	390	-	239	239
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	(5.3.2)	**6,044,995**	**10,272,556**	**16,317,551**	**4,083,567**	**6,978,990**	**11,062,557**
3.1.	Derivative financial instruments held for risk management		-	58,282	58,282	-	7,107	7,107
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2.	Cash flow hedges		-	58,282	58,282	-	7,107	7,107
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		6,044,995	10,214,274	16,259,269	4,083,567	6,971,883	11,055,450
3.2.1.	Forward foreign currency purchases/sales		583,139	859,775	1,442,914	356,402	497,943	854,345
3.2.1.1.	Forward foreign currency purchases		320,360	384,789	705,149	235,783	193,363	429,146
3.2.1.2.	Forward foreign currency sales		262,779	474,986	737,765	120,619	304,580	425,199
3.2.2.	Currency and interest rate swaps		4,328,262	6,811,744	11,140,006	3,380,728	5,736,300	9,117,028
3.2.2.1.	Currency swaps-purchases		1,181,840	4,132,508	5,314,348	28,567	4,392,056	4,420,623
3.2.2.2.	Currency swaps-sales		3,143,966	2,676,084	5,820,050	3,346,038	1,330,945	4,676,983
3.2.2.3.	Interest rate swaps-purchases		417	1,581	1,998	3,010	6,664	9,674
3.2.2.4.	Interest rate swaps-sales		2,039	1,571	3,610	3,113	6,635	9,748
3.2.3.	Currency, interest rate and security options		1,015,177	1,907,105	2,922,282	309,499	604,878	914,377
3.2.3.1.	Currency call options		366,159	896,609	1,262,768	50,768	333,396	384,164
3.2.3.2.	Currency put options		630,600	515,233	1,145,833	258,731	120,767	379,498
3.2.3.3.	Interest rate call options		-	81,200	81,200	-	-	-
3.2.3.4.	Interest rate put options		-	-	-	-	-	-
3.2.3.5.	Security call options		10,563	113,283	123,846	-	65,742	65,742
3.2.3.6.	Security put options		7,855	300,780	308,635	-	84,973	84,973
3.2.4.	Currency futures		114,417	82,650	197,067	36,938	34,828	71,766
3.2.4.1.	Currency futures-purchases		83,070	2,219	85,289	36,938	-	36,938
3.2.4.2.	Currency futures-sales		31,347	80,431	111,778	-	34,828	34,828
3.2.5.	Interest rate futures		-	-	-	-	-	-
3.2.5.1.	Interest rate futures-purchases		-	-	-	-	-	-
3.2.5.2.	Interest rate futures-sales		-	-	-	-	-	-
3.2.6.	Others		4,000	553,000	557,000	-	97,934	97,934
B.	**CUSTODY AND PLEDGED ITEMS (IV+V+VI)**		**129,941,310**	**67,163,648**	**197,104,958**	**79,954,475**	**53,878,013**	**133,832,488**
IV.	**ITEMS HELD IN CUSTODY**		**46,920,619**	**12,856,015**	**59,776,634**	**28,448,874**	**12,781,762**	**41,230,636**
4.1.	Customers' securities held		21,162,119	3,625,534	24,787,653	3,219,699	4,408,869	7,628,568
4.2.	Investment securities held in custody		20,241,857	1,385,719	21,627,576	20,700,068	1,926,185	22,626,253
4.3.	Checks received for collection		4,204,954	494,980	4,699,934	3,641,784	378,927	4,020,711
4.4.	Commercial notes received for collection		1,281,717	1,631,219	2,912,936	864,143	1,862,917	2,727,060
4.5.	Other assets received for collection		7,197	5,402,214	5,409,411	90	3,861,442	3,861,532
4.6.	Assets received through public offering		-	18,805	18,805	-	20,233	20,233
4.7.	Other items under custody		22,775	297,544	320,319	23,090	323,189	346,279
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**83,020,691**	**54,307,633**	**137,328,324**	**51,505,601**	**41,096,251**	**92,601,852**
5.1.	Securities		169,805	-	169,805	207,080	-	207,080
5.2.	Guarantee notes		11,971,031	4,942,492	16,913,523	7,584,926	4,770,191	12,355,117
5.3.	Commodities		157	-	157	237	-	237
5.4.	Warranties		-	-	-	-	-	-
5.5.	Real estates		13,345,519	7,900,332	21,245,851	7,935,629	5,948,579	13,884,208
5.6	Other pledged items		57,534,009	41,464,466	98,998,475	35,777,559	30,371,558	66,149,117
5.7.	Pledged items-depository		170	343	513	170	5,923	6,093
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**153,076,123**	**89,355,386**	**242,431,509**	**96,533,996**	**69,280,933**	**165,814,929**

The accompanying notes are an integral part of these unconsolidated financial statements

Türkiye Garanti Bankası Anonim Şirketi

Income Statement

For the Year Ended 31 December 2007

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 1 January 2007- 31 December 2007	PRIOR PERIOD 1 January 2006- 31 December 2006
I.	**INTEREST INCOME**	(5.4.1)	7,216,606	5,158,574
1.1	Interest income on loans		4,254,452	2,954,320
1.2	Interest income on reserve deposits		184,252	125,849
1.3	Interest income on banks		265,118	114,430
1.4	Interest income on money market transactions		5,538	2,150
1.5	Interest income on securities portfolio		2,214,573	1,691,873
1.5.1	Trading financial assets		17,214	26,704
1.5.2	Financial assets valued at fair value through profit or loss		-	-
1.5.3	Financial assets available-for-sale		1,565,595	1,118,310
1.5.4	Investments held-to-maturity		631,764	546,859
1.6	Financial lease income		-	-
1.7	Other interest income		292,673	269,952
II.	**INTEREST EXPENSE**	(5.4.2)	4,412,503	3,196,437
2.1	Interest on deposits		3,073,561	2,316,654
2.2	Interest on funds borrowed		618,733	426,635
2.3	Interest on money market transactions		712,517	449,215
2.4	Interest on securities issued		-	-
2.5	Other interest expenses		7,692	3,933
III.	**NET INTEREST INCOME (I - II)**		2,804,103	1,962,137
IV.	**NET FEES AND COMMISSIONS INCOME**		1,197,703	954,120
4.1	Fees and commissions received		1,612,011	1,254,273
4.1.1	Non-cash loans		95,153	85,048
4.1.2	Others		1,516,858	1,169,225
4.2	Fees and commissions paid		414,308	300,153
4.2.1	Non-cash loans		322	280
4.2.2	Others		413,986	299,873
V.	**DIVIDEND INCOME**	(5.4.3)	49,399	46,945
VI.	**NET TRADING INCOME/LOSSES (Net)**	(5.4.4)	(135,904)	(56,272)
6.1	*Trading account income/losses (Net)*		(71,096)	24,875
6.2	Foreign exchange gains/losses (Net)		(64,808)	(81,147)
VII.	**OTHER OPERATING INCOME**	(5.4.5)	1,017,870	212,746
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		4,933,171	3,119,676
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	(5.4.6)	337,644	325,261
X.	**OTHER OPERATING EXPENSES (-)**	(5.4.7)	1,823,411	1,465,052
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		2,772,116	1,329,363
XII.	**INCOME RESULTED FROM MERGERS**		-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		-	-
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-
XV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	(5.4.8)	2,772,116	1,329,363
XVI.	**PROVISION FOR TAXES (±)**	(5.4.9)	456,500	265,700
16.1	Current tax charge		466,608	259,965
16.2	Deferred tax charge/(credit)		(10,108)	5,735
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)**	(5.4.10)	2,315,616	1,063,663
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-
18.1	Income from assets held for sale		-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-
18.3	Others		-	-
XIX.	**EXPENSES FROM DISCONTINUED OPERATIONS (-)**		-	-
19.1	Expenses on assets held for sale		-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-
19.3	Others		-	-
XX.	**PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)**	(5.4.8)	-	-
XXI.	**PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)**	(5.4.9)	-	-
21.1	Current tax charge		-	-
21.2	Deferred tax charge/(credit)		-	-
XXII.	**NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)**	(5.4.10)	-	-
XXIII.	**NET PROFIT/LOSS (XVII+XXII)**	(5.4.11)	2,315,616	1,063,663
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		1,103	507

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi

Statement of Income/Expense Items Accounted under Shareholders' Equity

For the Year Ended 31 December 2007

	INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY	THOUSANDS OF NEW TURKISH LIRA (YTL)	
		CURRENT PERIOD 31 December 2007	PRIOR PERIOD 31 December 2006
I.	MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	87,159	(38,829)
II.	REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III.	REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV.	TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	(1,772)	(523)
V.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	28,412	382
VI.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	29,115	(37,958)
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII.	OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	(8,478)	8,611
IX.	DEFERRED TAXES ON VALUE INCREASES/DECREASES	(17,907)	12,816
X.	NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	116,529	(55,501)
XI.	CURRENT PROFIT/LOSSES	2,315,616	1,063,663
1.1	Net changes in fair value of securities (transferred to income statement)	10,219	58,501
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	2,305,397	1,005,162
XII.	TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	2,432,145	1,008,162

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi
Statement of Changes in Shareholders' Equity
For the Year Ended 31 December 2007

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)															
			Paid-In Capital	Capital Reserves from Inflation Adj.s to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Accu. Rev. Surp. on Assets Held for Sale and Assets of Discont. Op.s	Total Shareholders' Equity
	PRIOR PERIOD (31/12/2006)																	
I.	Balances at beginning of the period		2,100,000	772,554	-	-	49,261	-	64,587	137	-	708,394	194,131	2,147	4,860	3,553	-	3,899,624
II.	Correction made as per TAS 8		-	-	-	-	-	-	(40,840)	-	-	12,892	(30,967)	-	-	-	-	(58,915)
2.1.	Effect of corrections																	-
2.2.	Effect of changes in accounting policies								(40,840)			12,892	(30,967)					(58,915)
III.	Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	49,261	-	23,747	137	-	721,286	163,164	2,147	4,860	3,553	-	3,840,709
	Changes during the period																	
IV.	Mergers																	-
V.	Market value changes of securities												(24,045)					(24,045)
VI.	Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(30,771)	-	(30,771)
6.1.	Cash flow hedge															(405)		(405)
6.2.	Hedge of net investment in foreign operations															(30,366)		(30,366)
VII.	Revaluation surplus on tangible assets																	-
VIII.	Revaluation surplus on intangible assets																	-
IX.	Bonus shares of associates, subsidiaries and joint-ventures														40			40
X.	Translation differences						95			(618)								(523)
XI.	Changes resulted from disposal of assets														(282)			(282)
XII.	Changes resulted from reclassification of assets																	-
XIII.	Effect of change in equities of associates on bank's equity																	-
XIV.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.1.	Cash																	-
14.2.	Internal sources																	-
XV.	Share issuance																	-
XVI.	Share cancellation profits																	-
XVII.	Capital reserves from inflation adjustments to paid-in capital																	-
XVIII.	Others																	-
XIX.	Current period net profit/loss										1,063,663							1,063,663
XX.	Profit distribution		-	-	-	-	42,778	-	499,930	-	-	(721,286)	-	-	-	-	-	(178,578)
20.1.	Dividends											(178,578)						(178,578)
20.2.	Transfers to reserves						42,778		499,930			(542,708)						-
20.3.	Others																	-
	Balances at end of the period (III+IV+V+......+XVIII+XIX+XX)		2,100,000	772,554	-	-	92,134	-	523,677	(481)	1,063,663	-	139,119	2,147	4,698	(27,218)	-	4,670,293
	CURRENT PERIOD (31/12/2007)																	
I.	Balances at beginning of the period		2,100,000	772,554	-	-	92,134	-	523,677	(481)	-	1,063,663	139,119	2,147	4,698	(27,218)	-	4,670,293
	Changes during the period	(5.5.1)																
II.	Mergers																	-
III.	Market value changes of securities												68,938					68,938
IV.	Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	51,608	-	51,608
4.1.	Cash flow hedge															28,316		28,316
4.2.	Hedge of net investment in foreign operations															23,292		23,292
V.	Revaluation surplus on tangible assets																	-
VI.	Revaluation surplus on intangible assets																	-
VII.	Bonus shares of associates, subsidiaries and joint-ventures																	-
VIII.	Translation differences						(538)			(1,234)								(1,772)
IX.	Changes resulted from disposal of assets														(2,245)			(2,245)
X.	Changes resulted from reclassification of assets																	-
XI.	Effect of change in equities of associates on bank's equity																	-
XII.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1.	Cash																	-
12.2.	Internal sources																	-
XIII.	Share issuance	(5.5.4)																-
XIV.	Share cancellation profits																	-
XV.	Capital reserves from inflation adjustments to paid-in capital																	-
XVI.	Others																	-
XVII.	Current period net profit/loss										2,315,616							2,315,616
XVIII.	Profit distribution		-	-	-	-	64,615	-	752,012	-	-	(1,063,663)	-	27,717	-	-	-	(219,319)
18.1.	Dividends											(219,319)						(219,319)
18.2.	Transfers to reserves	(5.5.3)					64,615		752,012			(816,627)						-
18.3.	Others											(27,717)		27,717				-
	Balances at end of the period (I+II+III+......+XVI+XVII+XVIII)		2,100,000	772,554	-	-	156,211	-	1,275,689	(1,715)	2,315,616	-	208,057	29,864	2,453	24,390	-	6,883,119

The accompanying notes are an integral part of these unconsolidated financial statements

Türkiye Garanti Bankası Anonim Şirketi
Statement of Cash Flows
For the Year Ended 31 December 2007

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)	
			CURRENT PERIOD 31 December 2007	PRIOR PERIOD 31 December 2006
A.	CASH FLOWS FROM BANKING OPERATIONS			
1.1	**Operating profit before changes in operating assets and liabilities**		3,312,966	1,386,098
1.1.1	Interests received		6,775,077	4,523,476
1.1.2	Interests paid		(4,268,323)	(3,045,130)
1.1.3	Dividend received		49,399	46,945
1.1.4	Fees and commissions received		1,701,336	1,349,697
1.1.5	Other income		880,578	885,851
1.1.6	Collections from previously written-off loans and other receivables		17,676	29,773
1.1.7	Payments to personnel and service suppliers		(1,454,334)	(1,024,412)
1.1.8	Taxes paid		(58,374)	(223,263)
1.1.9	Others	(5.6.1)	(330,069)	(1,156,839)
1.2	**Changes in operating assets and liabilities**		379,041	1,469,680
1.2.1	Net (increase) decrease in financial assets held for trading		38,999	68,090
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks		(1,682,698)	(138,287)
1.2.4	Net (increase) decrease in loans		(9,923,267)	(10,087,341)
1.2.5	Net (increase) decrease in other assets		(2,319,020)	(853,557)
1.2.6	Net increase (decrease) in bank deposits		577,956	431,963
1.2.7	Net increase (decrease) in other deposits		8,343,180	6,851,019
1.2.8	Net increase (decrease) in funds borrowed		1,185,288	2,291,094
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities	(5.6.1)	4,158,603	2,906,699
I.	**Net cash flow from banking operations**		3,692,007	2,855,778
B.	CASH FLOWS FROM INVESTING ACTIVITIES			
II.	**Net cash flow from investing activities**		(2,700,418)	(2,444,647)
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		(187)	(14,685)
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		55,238	101,995
2.3	Purchases of tangible assets		(297,507)	(168,121)
2.4	Sales of tangible assets		44,665	367,129
2.5	Cash paid for purchase of financial assets available-for-sale		(8,884,570)	(12,577,412)
2.6	Cash obtained from sale of financial assets available-for-sale		5,805,053	8,814,352
2.7	Cash paid for purchase of investments held-to-maturity		(1,118)	(578,302)
2.8	Cash obtained from sale of investments held-to-maturity		578,008	1,610,397
2.9	Others	(5.6.1)	-	-
C.	CASH FLOWS FROM FINANCING ACTIVITIES			
III.	**Net cash flow from financing activities**		(310,070)	(218,544)
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	-
3.4	Dividends paid		(219,319)	(178,579)
3.5	Payments for financial leases		(90,751)	(39,965)
3.6	Others	(5.6.1)	-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	(5.6.1)	(251,324)	(93,496)
V.	**Net decrease in cash and cash equivalents**		430,195	99,091
VI.	**Cash and cash equivalents at beginning of period**		2,987,300	2,888,209
VII.	**Cash and cash equivalents at end of period**		3,417,495	2,987,300

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi
Statement of Profit Distribution
At 31 December 2007

STATEMENT OF PROFIT DISTRIBUTION		THOUSANDS OF NEW TURKISH LIRA (YTL)	
		CURRENT PERIOD 31 December 2007	PRIOR PERIOD 31 December 2006
I.	**DISTRIBUTION OF CURRENT YEAR PROFIT**		
1.1	CURRENT PERIOD PROFIT	2,772,116	1,329,363
1.2	TAXES AND LEGAL DUTIES PAYABLE (-)	456,500	265,700
1.2.1	Corporate tax (income tax)	456,500	265,700
1.2.2	Withholding tax	-	-
1.2.3	Other taxes and duties	-	-
A.	**NET PROFIT FOR THE PERIOD (1.1-1.2)**	**2,315,616**	**1,063,663**
1.3	ACCUMULATED LOSSES (-)	-	-
1.4	FIRST LEGAL RESERVES (-)	115,781	53,183
1.5	OTHER STATUTORY RESERVES (-)	570,567	27,717
B.	**NET PROFIT AVAILABLE FOR DISTRIBUTION [(A-(1.3+1.4+1.5)]**	**1,629,268**	**982,763**
1.6	FIRST DIVIDEND TO SHAREHOLDERS (-)	-	181,213
1.6.1	To owners of ordinary shares	-	105,000
1.6.2	To owners of privileged shares	-	-
1.6.3	To owners of redeemed shares	-	76,213
1.6.4	To profit sharing bonds	-	-
1.6.5	To holders of profit and loss sharing certificates	-	-
1.7	DIVIDENDS TO PERSONNEL (-)	-	38,106
1.8	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
1.9	SECOND DIVIDEND TO SHAREHOLDERS (-)	-	-
1.9.1	To owners of ordinary shares	-	-
1.9.2	To owners of privileged shares	-	-
1.9.3	To owners of redeemed shares	-	-
1.9.4	To profit sharing bonds	-	-
1.9.5	To holders of profit and loss sharing certificates	-	-
1.10	SECOND LEGAL RESERVES (-)	-	11,432
1.11	STATUS RESERVES (-)	-	752,012
1.12	EXTRAORDINARY RESERVES	-	-
1.13	OTHER RESERVES	-	-
1.14	SPECIAL FUNDS	-	-
II.	**DISTRIBUTION OF RESERVES**		
2.1	APPROPRIATED RESERVES	-	-
2.2	SECOND LEGAL RESERVES (-)	-	-
2.3	DIVIDENDS TO SHAREHOLDERS (-)	-	-
2.3.1	To owners of ordinary shares	-	-
2.3.2	To owners of privileged shares	-	-
2.3.3	To owners of redeemed shares	-	-
2.3.4	To profit sharing bonds	-	-
2.3.5	To holders of profit and loss sharing certificates	-	-
2.4	DIVIDENDS TO PERSONNEL (-)	-	-
2.5	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
III.	**EARNINGS PER SHARE** (per YTL'000 face value each)		
3.1	TO OWNERS OF ORDINARY SHARES (per YTL'000 face value each)	1,103	507
3.2	TO OWNERS OF ORDINARY SHARES (%)	110	51
3.3	TO OWNERS OF PRIVILEGED SHARES	-	-
3.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-
IV.	**DIVIDEND PER SHARE**		
4.1	TO OWNERS OF ORDINARY SHARES (per YTL'000 face value each)	-	86
4.2	TO OWNERS OF ORDINARY SHARES (%)	-	9
4.3	TO OWNERS OF PRIVILEGED SHARES	-	-
4.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-

Decision regarding to profit distribution will be held at General Assembly meeting.

The accompanying notes are an integral part of these unconsolidated financial statements.

(Thousands of New Turkish Lira (YTL))

3 Accounting policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its unconsolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulatory and Supervisory Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis. In BRSA's Circular no.BDDK.DZM.2/13/-d-5 on 28 April 2005, it was stated that as of January 2005, the majority of criteria confirming the existence of a hyperinflationary economy are not valid anymore. Accordingly, the inflation accounting had been applied upto the end of 2004 and ceased beginning from 1 January 2005.

The accounting policies and the valuation principles applied in the preparation of the accompanying financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for the use of financial instruments and foreign currency transactions

3.2.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in management of interest and liquidity risks on balance sheet is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement except for foreign exchange gain/loss arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL.

Foreign currency differences arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL are classified as "securities value increase fund" under the shareholders' equity. Non-derivative liabilities are designated as the hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instrument under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Investments in associates and subsidiaries

The unconsolidated investments in associates and subsidiaries are accounted in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement". Investments in companies quoted in organized markets and for which their fair values can be reliably determined, are valued at their fair values. Others are valued at costs reduced by provisions for impairment losses, if any, in the accompanying financial statements.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. The Bank does not have any embedded derivatives.

According to the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

Interests are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are initially recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any. Interest earned on investments held-to-maturity are recognized as interest income.

Assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "loans" as negative balances on the asset side.

(Thousands of New Turkish Lira (YTL))

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. The funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank has no discontinued operations.

3.12 Goodwill and other intangible assets

The Bank's intangible assets consist of leasehold improvements, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in compliance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. Since 1 January 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Estimated useful lives of the Bank's intangible assets are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

(Thousands of New Turkish Lira (YTL))

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in compliance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

The depreciation rates and the estimated useful lives of tangible assets are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) from 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Since 1 January 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

(Thousands of New Turkish Lira (YTL))

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank. If an inflow of economic benefits to the Bank has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Obligations of the Bank concerning employee rights

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignation or misbehaviours.

The Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits".

The major actuarial assumptions used in the calculation of the total liability are as follows:

	31 December 2007	31 December 2006
Discount Rate	5.71%	5.71%
Expected Rate of Salary/Limit Increase	5.00%	5.00%
Estimated Employee Turnover Rate	5.81%	5.25%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

The employees of the Bank are the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the temporary article no.20 of the Social Security Law no.506.

As per the letter of the Ministry of Employement and Social Security no.55723 dated 9 November 2006, the temporary Article no.23 of the Turkish Banking Law no.5411 and the temporary Article no.6 of the Law no.5502 dated 16 May 2006, the Board of Ministry of Turkey has agreed on 30 November 2006 by the Decree of Board of Ministries no. 2006/11345 that the Decree on the transfer of pension funds similar foundations subject to the temporary article no.20 of the Social Security Law no.506 together with their members and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to Social Security Foundation (SSF) will take place.

(Thousands of New Turkish Lira (YTL))

As per the Article no.9 of the related Decision of Board of Ministries;

The discounted liability for each fund in terms of the persons transferred as of the transfer date, including the contributors left the fund, should be calculated by taking the revenues and expenditures of funds into account under the Law no.506 as follows;

a) The technical interest rate to be used for the actuarial calculation is 10.24% calculated as the nominal interest rate at the issue date of the longest-maturity discounted New Turkish Lira-denominated government bonds as of 30 June 2005, as adjusted to real interest rate using the year-end inflation target based on the consumer price index declared in the Medium-Term Program of the Turkish Government.
b) Mortality table "CSO 1980 female and male lifetime tables" will be used for death-age assumptions.
c) Estimated premium payments (including insurance premiums for illness) made by contributors of the fund after the date of transfer of the fund (i.e. active members and persons making volantary premium payments) up to the date they are entitled to receive salary or income as per the Law no.506 are taken into account as revenue in the calculation of discounted value of the fund.

The technical financial statements of the Fund are audited by the certified actuary according to the Article no.38 of the Insurance Law and the "Actuaries Regulation" issued as per this Article. As per the actuarial report dated 15 February 2008 and prepared in compliance with the principles explained above, there is no technical or actual deficit determined which requires provision against.

Following the President's application for the annulment of certain statements of the related Article of the Turkish Banking Law no.5411 related with the transfer of funds to SSF on 2 November 2005, by the decision of the Constitutional Court no.E.2005/39, K.2007/33 dated 22 March 2007 as published in the Official Gazette no.26479 dated 31 March 2007, the related Article was annulled and its execution was aborted as of the publication date of this decision. The Constitutional Court's detailed verdict for the annulment of the first paragraph of the temporary Article no.23 of the Turkish Banking Law is published in the Official Gazette no. 26731 dated 15 December 2007. The Constitutional Court stated that the reason behind this annulment was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Turkish Parliament is currently working on new legal arrangements. As of the report date, the legislative work on this subject continues.

3.18 Taxation

3.18.1 Corporate tax

In accordance with Article No. 32 of the new Corporate Tax Law no.5520 published in the Official Gazette no.26205 dated 21 June 2006, the corporate tax rate is reduced from 30% to 20%. Accordingly, effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent

(Thousands of New Turkish Lira (YTL))

representatives and the resident institutions, increased to 15% from 10%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the tax legislation, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Effective from 1 January 2006, the article 2 of the Law no.5479 published in the Official Gazette dated 8 April 2006 with no.26133 and the article 19 of the Income Tax Law that used to regulate the investment incentives are abolished. However, the provisional article 69 added to the Income Tax Law through this law regulates the transition period in application of investment incentives.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

3.19 Funds borrowed

The Bank generates funds from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 31 December 2007, the Bank does not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

(Thousands of New Turkish Lira (YTL))

Information on the business segments is as follows as of 31 December 2007:

Current Period	Retail Banking	Corporate Banking	Invesment Banking	Other	Total Operations
Total Operating Profit	1,386,049	1,538,297	758,718	286,972	3,970,036
Other	-	-	-	913,736	913,736
Total Operating Profit	**1,386,049**	**1,538,297**	**758,718**	**1,200,708**	**4,883,772**
Net Operating Profit	971,312	896,646	519,816	334,943	2,722,717
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	49,399	49,399
Net Operating Profit	**971,312**	**896,646**	**519,816**	**384,342**	**2,772,116**
Provision for Taxes	-	-	-	456,500	456,500
Net Profit	**971,312**	**896,646**	**519,816**	**(72,158)**	**2,315,616**
Segment Assets	13,682,475	23,535,411	27,079,352	2,692,524	66,989,762
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	588,720	588,720
Undistributed Items	-	-	-	-	-
Total Assets	**13,682,475**	**23,535,411**	**27,079,352**	**3,281,244**	**67,578,482**
Segment Liabilities	23,946,399	15,597,065	19,427,853	1,724,046	60,695,363
Shareholders' Equity	-	-	-	6,883,119	6,883,119
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**23,946,399**	**15,597,065**	**19,427,853**	**8,607,165**	**67,578,482**
Other Segment Items					
Capital Expenditure	-	-	-	272,545	272,545
Depreciation Expenses	-	-	-	171,404	171,404
Impairment Losses	-	-	319	337,325	337,644
Other Non-Cash Income/Expenses	32,970	(34,339)	155,938	(72,453)	82,116
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

3.24.1 Disclosures for the first-time adoption of Turkish Accounting Standards

The accounting principles and valuation methods used in the preparation of the prior period financial statements are revised as explained in Note 3.1 in compliance with Turkish Accounting Standards and Turkish Financial Reporting Standards as per the communiqué no.1 "Frame for Preparation and Presentation of Financial Statements" of the Turkish Accounting Standards Board published on the Official Gazette no.25702 dated 16 January 2005. In compliance with the Turkish Accounting Standard 8 (TAS 8) "Accounting Policies, Changes in Accounting Estimates and Errors", the adjustments net of deferred tax effects made to the financial statements of the prior period are summarized below.

(Thousands of New Turkish Lira (YTL))

	Securities Value Increase Fund	Net Profit/Loss Current Period	Prior Periods' Profit/Loss	Shareholders' Equity
Reported Balances as of 31 December 2005	**194,131**	708,394	**459,041**	3,899,624
Reserve for Employee Severance Indemnities	-	(8,576)	(9,805)	(18,381)
Provision for Short-Term Employee Benefits	-	(6,198)	(23,290)	(29,488)
Provision for Promotion Expenses of Credit Cards	-	(3,301)	(7,745)	(11,046)
Exchange Rate Difference on Investments in Foreign Associates, Subsidiaries and Joint-Ventures	(30,967)	30,967	-	-
Adjusted Balances as of 31 December 2005	163,164	721,286	**418,201**	**3,840,709**

3.24.2 Other reclassifications

As of 31 December 2006, the foreign currency-indexed loans amounting to YTL 1,209,033 thousands are reclassified from "foreing currency loans" to "turkish lira loans".

The non-financial investment in Bankalararası Kart Merkezi AŞ by 10.15% amounting to YTL 1,177 thousands is reclassified to "financial assets available-for-sale" as of 31 December 2006.

As of 31 December 2006, commissions received for cash loans amounting to YTL 95,424 thousands are classified to "interest income on loans" and commissions paid for funds borrowed amounting to YTL 35,093 thousands are classified to "interest expense on funds borrowed".

4 Financial position and results of operations

4.1 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 15.38%.

4.1.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

(Thousands of New Turkish Lira (YTL))

4.1.2 Capital adequacy ratio

	Risk Weightings				
	0%	**10%**	**20%**	**50%**	**100%**
Value at Credit Risk					
Balance Sheet Items (Net)	**26,382,832**	-	**3,101,574**	**7,581,325**	**29,914,059**
Cash on Hand	517,654	-	695	-	-
Securities in Redemption	-	-	-	-	-
Balances with the Central Bank of Turkey	1,801,677	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	580,000	-	1,726,595	-	732,668
Interbank Money Market Placements	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-
Reserve Deposits	4,857,119	-	-	-	-
Loans	2,410,997	-	92,944	7,512,198	26,400,607
Loans under Follow-Up (Net)	-	-	-	-	307,014
Lease Receivables	-	-	-	-	-
Financial Assets Available-for-Sale	10,884,073	-	1,015,000	-	355,001
Investments Held-to-Maturity	3,772,165	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	35,682
Miscellaneous Receivables	390	-	-	-	78,024
Accrued Interest and Income	1,061,131	-	116,831	69,127	427,737
Investments in Associates, Subsidiaries and Joint-Ventures (Net)	-	-	-	-	576,990
Tangible Assets (Net)	-	-	-	-	971,595
Other Assets	497,626	-	149,509	-	28,741
Off-Balance Sheet Items	**289,920**	-	**5,609,810**	**1,097,686**	**5,931,462**
Non-Cash Loans and Commitments	289,920	-	5,199,230	1,097,686	5,913,785
Derivative Financial Instruments	-	-	410,580	-	17,677
Non-Risk-Weighted Accounts	-	-	-	-	-
Total Risk-Weighted Assets	**26,672,752**	-	**8,711,384**	**8,679,011**	**35,845,521**

4.1.3 Summary information related to capital adequacy ratio

	Current Period	**Prior Period**
Value at Credit Risk	41,927,303	31,465,572
Value at Market Risk	579,538	303,300
Value at Operational Risk	4,520,072	-
Shareholders' Equity	7,230,960	4,485,274
Shareholders' Equity/ (VaCR+VaMR+VaOR)*100 (*)	15.38	14.12

(*) VaCR: Value at Credit Risk
VaMR: Value at Market Risk
VaOR: Value at Operational Risk

(Thousands of New Turkish Lira (YTL))

4.1.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	2,100,000	2,100,000
Nominal Capital	2,100,000	2,100,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	-	-
Share Cancellation Profits	-	-
Legal Reserves	156,211	92,134
I. Legal Reserve (Turkish Commercial Code 466/1)	137,421	84,776
II. Legal Reserve (Turkish Commercial Code 466/2)	18,790	7,358
Reserves Allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,275,689	523,677
Reserve allocated as per the Decision held by the General Assembly	1,275,689	523,677
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	2,315,616	1,063,663
Current Period Profit	2,315,616	1,063,663
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	32,000	30,000
Income on Sale of Equity Shares and Real Estates to be used up for Capital Increase	27,717	-
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Loss Excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	85,128	57,100
Prepaid Expenses (-)	231,262	146,106
Intangible Assets (-)	11,886	10,618
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Total Core Capital	**6,679,787**	**4,582,028**

(Thousands of New Turkish Lira (YTL))

SUPPLEMENTARY CAPITAL		
General Provisions	280,660	158,466
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus shares of Associates, Subsidiaries and Joint-Ventures	2,453	4,698
Hedging Reserves (effective portion)	24,390	(27,218)
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	580,000	-
45% of Securities Value Increase Fund	85,510	62,603
Associates and Subsidiaries	(5,312)	3,158
Investment Securities Available for Sale	90,822	59,445
Other Reserves	(1,715)	(481)
Total Supplemantary Capital	**972,264**	**199,034**
TIER III CAPITAL	-	-
CAPITAL	**7,652,051**	**4,781,062**
DEDUCTIONS FROM CAPITAL	**421,091**	**295,788**
Unconsolidated investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at 10% or more	11,730	418
Investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at less than 10% exceeding 10% or more of the Total Core and Supplementary Capitals	-	-
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	81,085	81,546
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**7,230,960**	**4,485,274**

4.2 Credit risk

Credit risk means risks and losses that may occur if the counterparty fails to comply with the agreement's requirements and cannot perform its obligations partially or completely on the terms set. In compliance with the legislation, the credit limits are set for the financial position and credit requirements of customers within the authorization limits assigned for Branches, Lending Departments, Executive Vice President responsible of Lending, General Manager, Credit Committee and Board of Directors. The limits are subject to revision if necessary. The debtors or group of debtors are subject to credit risk limits. Sectoral risk concentrations are reviewed on a monthly basis.

Credit worthiness of debtors is reviewed periodically in compliance with the legislation by the internal risk rating models. The credit limits are revised and further collateral is required if the risk level of debtor deteriorates. For unsecured loans, the necessary documentation is gathered in compliance with the legislation.

Geographical concentration of credit customers is reviewed monthly. This is in line with the concentration of industrial and commercial activities in Turkey.

In accordance with the Bank's lending policies, the debtor's creditworthiness is analysed and the satisfactory collateral is required based on the financial position of the company and the lending terms demanded; like cash collateral, bank guarantees, mortgages, pledges, bills and corporate guarantees.

(Thousands of New Turkish Lira (YTL))

The Bank has control limits on the position held through forwards, options and other similar agreements. Credit risk of such instruments is managed under the risk from market fluctuations. The Bank follows up the risk arising from such instruments and takes the necessary actions to decrease it when necessary.

The liquidated non-cash loans are subject to the same risk weighting with the overdue loans.

The Bank performs foreign trade finance and other interbank credit transactions through widespread correspondents network. Accordingly, the Bank assigns limits to domestic and foreign banks and other financial institutions examining their credit worthiness, periodically.

The Bank's largest 100 cash loan customers compose 28.59% of the total cash loan portfolio.

The Bank's largest 100 non-cash loan customers compose 50.52% of the total non-cash loan portfolio.

The Bank's largest 100 cash and non-cash loan customers represent 12.92% of the total "on and off balance sheet" assets.

The general provision for credit risk amounts to YTL 280,660 thousands.

The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/ commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

Customer and regional concentration of credit risks:

	Loans to Individuals and Corporates		Balances with Banks and Central Bank of Turkey		Securities*		Other Credits**		Off-Balance Sheet Commitments and Contingencies	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Customer concentration										
Private Sector	22,408,711	16,018,808	-	-	287,365	160,189	228,523	422,230	27,862,123	19,808,750
Public Sector	1,034,439	905,600	-	-	15,609,360	13,111,025	84,000	76,343	75,062	13,147
Banks	104,579	97,111	9,842,501	5,823,350	1,163,344	1,043,416	647,074	150,307	8,611,037	6,299,859
Retail Customers	13,670,157	10,328,971	-	-	-	-	24,952	2,359	253,871	165,240
Equity Securities	-	-	-	-	82,425	67,493	588,720	604,152	-	-
Total	**37,217,886**	**27,350,490**	**9,842,501**	**5,823,350**	**17,142,494**	**14,382,123**	**1,573,269**	**1,255,391**	**36,802,093**	**26,286,996**
Regional concentration										
Domestic	36,064,997	27,078,648	7,104,156	5,381,263	15,968,437	13,338,707	1,195,507	919,208	28,215,163	20,188,057
European Union (EU) Countries	727,378	189,068	2,299,893	242,465	1,039,423	897,013	337,103	300,303	5,777,665	4,461,539
OECD Countries ***	10,367	-	5,824	4,568	-	-	-	-	541,434	235,573
Off-Shore Banking Regions	5,227	24,146	67,495	37,115	13,915	1,952	964	395	24,196	14,991
USA, Canada	3,871	311	274,441	126,432	120,719	144,451	-	-	2,028,612	1,082,037
Other Countries	406,046	58,317	90,692	31,507	-	-	39,695	35,485	215,023	304,799
Total	**37,217,886**	**27,350,490**	**9,842,501**	**5,823,350**	**17,142,494**	**14,382,123**	**1,573,269**	**1,255,391**	**36,802,093**	**26,286,996**

* includes financial assets at fair value through profit or loss, financial assets available-for-sale and investments held-to-maturity

** includes transactions defined as credit as per the Article 48 of the Turkish Banking Law No 5411 and not covered in the first three columns above

*** OECD countries other than EU countries, USA and Canada

(Thousands of New Turkish Lira (YTL))

4.2.1 Geographical concentration

	Assets	Liabilities	Non-cash Loans	Capital Expenditures	Net Profit/(Loss)
Current Period					
Domestic	62,247,270	55,486,173	10,346,161	272,545	2,295,452
EU Countries	4,291,589	5,496,322	1,227,937	-	16,595
OECD Countries*	15,782	780,097	232,657	-	-
Off-Shore Banking Regions	86,743	206,350	24,196	-	3,569
USA, Canada	396,446	5,223,800	310,342	-	-
Other Countries	540,652	385,740	214,673	-	-
Unallocated Assets/Liabilities**	-	-			
Total	**67,578,482**	**67,578,482**	**12,355,966**	**272,545**	**2,315,616**
Prior Period					
Domestic	48,224,335	39,945,339	8,218,665	162,918	1,042,175
EU Countries	1,644,539	3,373,822	630,600	-	16,182
OECD Countries*	4,706	1,543,114	143,877	-	-
Off-Shore Banking Regions	60,726	78,822	14,991	-	5,306
USA, Canada	274,833	4,464,822	234,269	-	-
Other Countries	77,774	880,994	283,874	-	-
Unallocated Assets/Liabilities**	-	-			
Total	**50,286,913**	**50,286,913**	**9,526,276**	**162,918**	**1,063,663**

* OECD countries other than EU countries, USA and Canada

** Assets, liabilities and equity items that can not be allocated on a consistent basis

(Thousands of New Turkish Lira (YTL))

4.2.2 Sectoral distribution of cash loans

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**194,622**	**0.87**	**67,105**	**0.45**	**133,017**	**0.81**	**51,577**	**0.47**
Farming and Stockbreeding	189,456	0.85	63,035	0.43	128,942	0.79	50,898	0.47
Forestry	410	-	424	-	183	-	459	-
Fishery	4,756	0.02	3,646	0.02	3,892	0.02	220	-
Manufacturing	**2,979,181**	**13.43**	**5,068,092**	**34.42**	**2,242,164**	**13.71**	**3,433,866**	**31.79**
Mining	109,773	0.49	135,543	0.92	73,391	0.45	91,165	0.84
Production	2,528,660	11.40	4,088,742	27.77	1,841,912	11.26	3,093,051	28.64
Electricity, Gas, Water	340,748	1.54	843,807	5.73	326,861	2.00	249,650	2.31
Construction	**842,137**	**3.80**	**1,072,745**	**7.28**	**528,960**	**3.23**	**510,988**	**4.73**
Services	**3,948,314**	**17.80**	**7,120,547**	**48.35**	**2,812,460**	**17.19**	**5,158,111**	**47.75**
Wholesale and Retail Trade	2,633,025	11.87	1,626,111	11.04	1,818,324	11.11	1,507,281	13.95
Hotel, Food and Beverage Services	248,316	1.12	581,469	3.95	158,978	0.97	510,814	4.73
Transportation and Telecommunication	534,167	2.41	2,549,713	17.31	464,340	2.84	1,467,569	13.59
Financial Institutions	291,397	1.31	1,943,569	13.20	205,388	1.26	1,304,186	12.07
Real Estate and Renting Services	69,913	0.32	206,285	1.40	46,431	0.28	165,199	1.53
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	56,473	0.25	28,093	0.19	31,440	0.19	24,762	0.23
Health and Social Services	115,023	0.52	185,307	1.26	87,559	0.54	178,300	1.65
Other	**14,220,432**	**64.10**	**1,397,696**	**9.50**	**10,627,391**	**65.06**	**1,666,611**	**15.26**
Total	**22,184,686**	**100.00**	**14,726,185**	**100.00**	**16,343,992**	**100.00**	**10,821,153**	**100.00**

4.2.3 Credit risk by business segments

Loan Groups	Corporate Loans	Retail Loans	Credit Cards	Others	Total
Performing Loans					
Cash Loans	23,105,185	8,027,380	5,712,790	8,801,136	45,646,491
Non-Cash Loans	12,348,625	2,354,191	7,619,536	6,678,917	29,001,269
Loans under Follow-Up					
Cash Loans	65,516	-	-	-	65,516
Non-Cash Loans	1,509	-	-	-	1,509
Non-Performing Loans					
Cash Loans	282,286	209,804	354,448	-	846,538
Non-Cash Loans	5,832	-	-	-	5,832
Total					
Cash Loans	**23,452,987**	**8,237,184**	**6,067,238**	**8,801,136**	**46,558,545**
Non-Cash Loans	**12,355,966**	**2,354,191**	**7,619,536**	**6,678,917**	**29,008,610**

Provision Types	Corporate	Retail	Credit Cards	Others	Total
Specific Provision					
Cash Loans	172,387	105,471	261,665	-	539,523
Non-Cash Loans	1,763	-	-	-	1,763
General Provision					
Cash Loans	140,770	48,752	33,167	27,591	250,280
Non-Cash Loans	15,186	2,882	9,104	3,208	30,380

(Thousands of New Turkish Lira (YTL))

4.3 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model. The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

4.3.1 Value at market risk

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	41,391
(II) Capital Obligation against Specific Risks - Standard Method	98
(III) Capital Obligation against Currency Risk - Standard Method	720
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks - Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	4,154
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII) Total Capital Obligation against Market Risk (I+II+III+IV+V+VI)	**46,363**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**579,538**

4.3.2 Monthly average values at market risk

	Current Period			Prior Period		
	Average	**Highest**	**Lowest**	**Average**	**Highest**	**Lowest**
Interest Rate Risk	687.656	792.174	518.613	1.319.969	1.908.575	221.488
Common Share Risk	3.667	14.700	-	98.722	159.938	-
Currency Risk	136.017	360.925	9.000	60.399	229.800	4.838
Stock Risk	-	-	-	-	-	-
Exchange Risk	-	-	-	-	-	-
Option Risk	83.433	204.950	24.250	64.159	246.775	4.274
Total Value at Risk	**910,773**	**1,372,749**	**551,863**	**1,543,249**	**2,545,088**	**230,600**

The value at market risk as of 31 December 2006 and subsequent periods is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and the "Regulation on Equities of Banks" published in Official Gazette no.26333 dated

(Thousands of New Turkish Lira (YTL))

1 November 2006. For all the prior periods, the calculations made according to the legislation valid during such periods are used.

4.4 Operational risk

The value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is composed of net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, extraordinary income and income derived from insurance claims at year-end.

	Basic Indicator Method	31 December 2006	31 December 2005	31 December 2004
(I)	Net Interest Income	1,901,806	1,674,660	1,287,787
(II)	Net Fees and Commissions Income	1,014,451	737,637	554,659
(III)	Dividend Income	46,945	3,141	60,532
(IV)	Net Trading Income/(Losses)	(56,272)	133,434	162,814
(V)	Other Operating Income	212,746	184,580	142,792
(VI)	Gain/(Loss) on Securities Available-for-Sale and Held-to-Maturity	50,081	55,676	61,426
(VII)	Extraordinary Income	240,613	143,419	278,382
(VIII	Insurance Claim Collections	-	-	-
(IX)	Gross Income (I+II+III+IV+V-VI-VII-VIII)	2,828,982	2,534,357	1,868,776
(X)	Capital Obligation (IX * 15%)	424,347	380,154	280,316
(XI)	Average Capital Obligation against Operational Risk	361,606		
(XII)	**Value at Operational Risk (XI * 12.5)**	4,520,072		

4.5 Currency risk

Foreign currency position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 December 2007, the Bank's net 'on balance sheet' foreign currency short position amounts to YTL 1,099,543 thousands (31 December 2006: YTL 2,825,652 thousands), net 'off-balance sheet' foreign currency long position amounts to YTL 983,320 thousands (31 December 2006: YTL 2,829,902 thousands), while net foreign currency short position amounts to YTL 116,223 thousands (31 December 2006: YTL 4,250 thousands, a net foreign currency long position).

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

Currency risk exposure

The possible increases or decreases in the shareholders' equity and the profit/loss (excluding tax effect) as per an assumption of devaluation by 10% of YTL against currencies mentioned below as of 31 December 2007 and 2006 are presented in the below table. The other variables, especially the interest rates, are assumed to be fixed in this analysis.

(Thousands of New Turkish Lira (YTL))

	Current Period		***Prior Period***	
	Profit or Loss of Period	**Shareholders' Equity (*)**	**Profit or Loss of Period**	**Shareholders' Equity (*)**
US$	(31,101)	(16,903)	(11,613)	(4,216)
EUR	4,208	4,410	902	954
Other FCs	870	870	3,688	3,688
Total, net	**(26,023)**	**(11,623)**	**(7,023)**	**426**

(*) The effect on shareholders' equity also includes the effect of devaluation by 10% of YTL against other currencies on the profit/loss.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	US$	**EUR**	**Yen (100)**	**GBP**
Foreign currency purchase rates at balance sheet date	1.1600	1.6968	1.0379	2.3113
<u>Rates for the days before balance sheet date;</u>				
Day 1	1.1630	1.7110	1.0288	2.3202
Day 2	1.1700	1.7047	1.0253	2.3265
Day 3	1.1700	1.6967	1.0259	2.3212
Day 4	1.1700	1.6843	1.0247	2.3141
Day 5	1.1700	1.6853	1.0230	2.3126
Last 30-days arithmetical average rates	1.1699	1.7034	1.0406	2.3614

(Thousands of New Turkish Lira (YTL))

Currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,573,759	385,455	339	81,350	4,040,903
Banks	424,883	1,876,092	4,435	22,708	2,328,118
Financial Assets at Fair Value through Profit/Loss	21,815	43,066	1,668	25	66,574
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	59,863	3,265,818	-	-	3,325,681
Loans (*)	5,863,691	9,944,290	20,773	308,992	16,137,746
Investments in Associates, Subsidiaries and Joint-Ventures	270,918	56,844	-	-	327,762
Investments Held-to-Maturity	4,493	644,334	-	-	648,827
Derivative Financial Assets Held for Risk Management	-	31,960	-	-	31,960
Tangible Assets	-	375	-	-	375
Intangible Assets	-	351	-	-	351
Other Assets	11,597	29,962	2	533	42,094
Total Assets	**10,231,019**	**16,278,547**	**27,217**	**413,608**	**26,950,391**
Liabilities					
Bank Deposits	128,229	491,093	16	77,479	696,817
Foreign Currency Deposits	7,206,713	10,662,441	57,749	399,717	18,326,620
Interbank Money Market Takings	-	728,986	-	-	728,986
Other Fundings	1,612,916	6,257,249	2,051	-	7,872,216
Securities Issued	-	-	-	-	-
Miscellaneous Payables	3,607	7,496	-	471	11,574
Derivative Financial Liabilities Held for Risk Management	-	249	-	-	249
Other Liabilities (**)	149,130	194,004	3,485	66,853	413,472
Total Liabilities	**9,100,595**	**18,341,518**	**63,301**	**544,520**	**28,049,934**
Net 'On Balance Sheet' Position	**1,130,424**	**(2,062,971)**	**(36,084)**	**(130,912)**	**(1,099,543)**
Net 'Off-Balance Sheet' Position	**(1,086,320)**	**1,893,946**	**36,273**	**139,421**	**983,320**
Derivative Assets	667,582	4,871,412	165,317	549,626	6,253,937
Derivative Liabilities	1,753,902	2,977,466	129,044	410,205	5,270,617
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**8,225,075**	**13,117,659**	**16,188**	**176,743**	**21,535,665**
Total Liabilities	**6,908,285**	**16,946,207**	**19,815**	**487,010**	**24,361,317**
Net 'On Balance Sheet' Position	**1,316,790**	**(3,828,548)**	**(3,627)**	**(310,267)**	**(2,825,652)**
Net 'Off-Balance Sheet' Position	**(1,307,253)**	**3,786,385**	**3,197**	**347,573**	**2,829,902**
Derivative Assets	148,462	4,466,731	3,197	434,199	5,052,589
Derivative Liabilities	1,455,715	680,346	-	86,626	2,222,687
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans (YTL 1,411,561 thousands) included under YTL loans in the accompanying balance sheet are presented above under the related foreign currency codes.

(**) Other liabilities also include gold deposits of YTL 62,042 thousands.

(Thousands of New Turkish Lira (YTL))

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset- liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	4,907,841	-	-	-	-	2,320,026	7,227,867
Banks	1,396,552	522,974	917,835	35,120	-	260,502	3,132,983
Financial Assets at Fair Value through Profit/Loss	21,557	29,887	31,836	21,566	40,794	-	145,640
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,329,977	3,838,532	1,803,631	4,540,522	1,507,388	82,424	13,102,474
Loans	9,470,750	7,004,673	7,879,424	9,776,230	2,779,794	307,015	37,217,886
Investments Held-to-Maturity	662,039	2,471,920	168,692	641,114	-	-	3,943,765
Other Assets	48,306	277	4,089	5,409	25,818	2,723,968	2,807,867
Total Assets	**17,837,022**	**13,868,263**	**10,805,507**	**15,019,961**	**4,353,794**	**5,693,935**	**67,578,482**
Liabilities							
Bank Deposits	1,108,718	53,403	6,023	47,339	39,437	332,631	1,587,551
Other Deposits	25,475,339	3,723,160	1,216,706	52,238	-	7,043,108	37,510,551
Interbank Money Market Takings	6,942,341	278,547	384,561	571,442	-	-	8,176,891
Miscellaneous Payables	-	-	-	-	-	1,831,565	1,831,565
Securities Issued	-	-	-	-	-	-	-
Other Fundings	5,240,621	2,015,014	1,600,391	299,018	-	-	9,155,044
Other Liabilities	140,219	130,560	139,570	22,199	73,715	8,810,617	9,316,880
Total Liabilities	**38,907,238**	**6,200,684**	**3,347,251**	**992,236**	**113,152**	**18,017,921**	**67,578,482**
On Balance Sheet Long Position	-	7,667,579	7,458,256	14,027,725	4,240,642	-	33,394,202
On Balance Sheet Short Position	(21,070,216)	-	-	-	-	(12,323,986)	(33,394,202)
Off-Balance Sheet Long Position	2,596	82	731	-	-	-	3,409
Off-Balance Sheet Short Position	(72)	(20,686)	(3,777)	-	-	-	(24,535)
Total Position	(21,067,692)	7,646,975	7,455,210	14,027,725	4,240,642	(12,323,986)	(21,126)

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Current Period	Euro	US$	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.80	-	-	11.81
Banks	4.02	5.59	-	22.65
Financial Assets at Fair Value through Profit/Loss	6.49	7.98	-	18.94
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.64	7.93	-	17.62
Loans	6.47	7.20	2.31	23.71
Investments Held-to-Maturity	9.11	9.47	-	20.09
Liabilities				
Bank Deposits	5.65	5.65	-	16.65
Other Deposits	2.90	3.92	0.48	14.73
Interbank Money Market Takings	-	5.20	-	15.44
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.91	5.72	1.85	13.66

(Thousands of New Turkish Lira (YTL))

4.6.2 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,425,434	-	-	-	-	1,851,438	5,276,872
Banks	713,825	15,199	15,515	15,077	-	136,826	896,442
Financial Assets at Fair Value through Profit/Loss	8,538	25,201	55,951	49,208	9,561	-	148,459
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,760,022	3,895,051	1,489,447	1,108,983	1,308,111	67,493	9,629,107
Loans	7,905,344	5,171,776	7,746,379	4,738,262	1,603,384	185,345	27,350,490
Investments Held-to-Maturity	530,310	2,375,743	467,664	1,245,130	-	-	4,618,847
Other Assets	208,608	7,857	207,404	40,998	-	1,901,829	2,366,696
Total Assets	**14,552,081**	**11,490,827**	**9,982,360**	**7,197,658**	**2,921,056**	**4,142,931**	**50,286,913**
Liabilities							
Bank Deposits	560,366	153,754	14,066	17,306	-	268,782	1,014,274
Other Deposits	19,719,324	2,380,000	638,903	764	-	6,385,772	29,124,763
Interbank Money Market Takings	3,607,983	213,447	-	992,463	-	-	4,813,893
Miscellaneous Payables	-	-	-	-	-	1,326,830	1,326,830
Securities Issued	-	-	-	-	-	-	-
Other Fundings	3,350,372	1,143,978	3,123,893	272,162	-	-	7,890,405
Other Liabilities	1,467,136	168,277	321,350	11,845	-	4,148,140	6,116,748
Total Liabilities	**28,705,181**	**4,059,456**	**4,098,212**	**1,294,540**	-	**12,129,524**	**50,286,913**
On Balance Sheet Long Position	-	7,431,371	5,884,148	5,903,118	2,921,056	-	22,139,693
On Balance Sheet Short Position	(14,153,100)	-	-	-	-	(7,986,593)	(22,139,693)
Off-Balance Sheet Long Position	20,773	192	-	-	-	-	20,965
Off-Balance Sheet Short Position	(10,521)	(167)	-	-	-	-	(10,688)
Total Position	(14,142,848)	7,431,396	5,884,148	5,903,118	2,921,056	(7,986,593)	10,277

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Prior Period	Euro	US$	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.73	-	-	14.43
Banks	3.55	5.29	-	15.17
Financial Assets at Fair Value through Profit/Loss	5.63	7.37	-	19.74
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.34	8.15	-	20.60
Loans	5.73	7.62	2.80	25.16
Investments Held-to-Maturity	9.14	9.48	-	17.53
Liabilities				
Bank Deposits	3.69	5.90	-	18.56
Other Deposits	2.02	3.42	0.68	15.77
Interbank Money Market Takings	-	5.45	-	17.14
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	3.32	5.97	-	17.58

4.6.3 Possible effects of interest rate sensitivity of financial assets and liabilities on profit/loss and shareholders' equity in future period

The sensitivity of the income statement is the effect of possible changes in the interest rates on the net interest income of floating rate financial assets and liabilities not held for trading purposes as of 31 December 2007. The sensitivity of the shareholders' equity as of 31 December 2007, is calculated through revaulating the financial assets available-for-sale taking into account the possible changes in interest rates. The tax effects are not considered in the anaysis. The other variables, especially exchanges rates, are assumed to be fixed in this analysis. The same method is applied for 31 December 2006. The sensivity of trading portfolio is also included in the below table.

Current Period	**Profit or Loss of Period**		**Shareholders' Equity (*)**	
	increase by 100 bp	**increase by 100 bp**	**increase by 100 bp**	**increase by 100 bp**
Financial assets at fair value through profit or loss	19,041	(20,072)	19,041	(20,072)
Financial assets available-for-sale	-	-	247,139	(269,742)
Financial assets at floating rates	283,524	(296,401)	283,524	(296,401)
Financial liabilities at floating rates	(89,699)	93,446	(89,699)	93,446
Total, net	**212,866**	**(223,027)**	**460,005**	**(492,769)**

Prior Perod	**Profit or Loss of Period**		**Shareholders' Equity (*)**	
	increase by 100 bp	**increase by 100 bp**	**increase by 100 bp**	**increase by 100 bp**
Financial assets at fair value through profit or loss	(3,400)	3,433	(3,400)	3,433
Financial assets available-for-sale	-	-	88,817	(93,472)
Financial assets at floating rates	117,917	(121,994)	117,917	(121,994)
Financial liabilities at floating rates	(40,596)	41,265	(40,596)	41,265
Total, net	**73,921**	**(77,296)**	**162,738**	**(170,768)**

(*) The effect on shareholders' equity also includes the effect of 100 bps increase or decrease in interest rates on the profit/loss.

(Thousands of New Turkish Lira (YTL))

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The liquidity ratios in 2007 are as follows:

	First Maturity Bracket (Weekly)		**Second Maturity Bracket (Monthly)**	
	FC	**FC + YTL**	**FC**	**FC + YTL**
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,320,026	4,907,841	-	-	-	-	-	7,227,867
Banks	260,502	1,396,552	35,789	2,138	833,838	604,164	-	3,132,983
Financial Assets at Fair Value through Profit/Loss	-	20,734	20,101	32,595	31,363	40,847	-	145,640
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	82,424	-	178,634	2,205,769	7,973,067	2,662,580	-	13,102,474
Loans	76,562	7,774,202	4,550,286	6,053,083	11,896,332	6,560,406	307,015	37,217,886
Investments Held-to-Maturity	-	146,506	140,904	168,692	3,487,663	-	-	3,943,765
Other Assets	586,559	160,685	277	4,089	5,409	25,818	2,025,030	2,807,867
Total Assets	**3,326,073**	**14,406,520**	**4,925,991**	**8,466,366**	**24,227,672**	**9,893,815**	**2,332,045**	**67,578,482**
Liabilities								
Bank Deposits	332,631	1,108,717	53,403	6,023	47,339	39,438	-	1,587,551
Other Deposits	7,043,108	25,469,489	3,708,106	1,130,636	74,102	85,110	-	37,510,551
Other Fundings	-	96,572	112,996	3,156,692	1,324,898	4,463,886	-	9,155,044
Interbank Money Market Takings	-	6,942,341	278,547	384,561	571,442	-	-	8,176,891
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	148,294	1,683,271	-	-	-	-	-	1,831,565
Other Liabilities (**)	886,663	245,939	212,176	139,570	22,197	73,715	7,736,620	9,316,880
Total Liabilities	**8,410,696**	**35,546,329**	**4,365,228**	**4,817,482**	**2,039,978**	**4,662,149**	**7,736,620**	**67,578,482**
Liquidity Gap	**(5,084,623)**	**(21,139,809)**	**560,763**	**3,648,884**	**22,187,694**	**5,231,666**	**(5,404,575)**	**-**
Prior Period								
Total Assets	**2,221,082**	**11,060,981**	**4,546,213**	**7,114,828**	**19,331,619**	**3,967,518**	**2,044,672**	**50,286,913**
Total Liabilities	**6,840,774**	**24,598,835**	**3,762,250**	**3,364,423**	**2,906,737**	**3,430,391**	**5,383,503**	**50,286,913**
Liquidity Gap	**(4,619,692)**	**(13,537,854)**	**783,963**	**3,750,405**	**16,424,882**	**537,127**	**(3,338,831)**	-

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

(Thousands of New Turkish Lira (YTL))

4.8 Fair values of financial assets and liabilities

	Carrying Value		Fair Value	
	Current Period	Prior Period	Current Period	Prior Period
Finansal Assets	**64,106,626**	**47,420,617**	**64,398,611**	**47,205,996**
Interbank Money Market Placements	-	-	-	-
Banks	9,842,501	5,823,350	9,842,501	5,823,350
Financial Assets Available-for-Sale	13,102,474	9,627,930	13,102,474	9,627,930
Investments Held-to-Maturity	3,943,765	4,618,847	3,943,151	4,571,140
Loans	37,217,886	27,350,490	37,510,485	27,183,576
Financial Liabilities	**58,261,600**	**44,170,166**	**58,261,600**	**44,170,166**
Bank Deposits	1,587,551	1,014,275	1,587,551	1,014,275
Other Deposits	37,510,551	29,124,763	37,510,551	29,124,763
Other Fundings	17,331,935	12,704,298	17,331,935	12,704,298
Securities Issued	-	-	-	-
Miscellaneous Payables	1,831,563	1,326,830	1,831,563	1,326,830

Fair values of financial assets available-for-sale and investments held-to-maturity are derived from market prices or in case of absence of such prices, market prices of other securities quoted in similar qualified markets and having substantially similar characteristics in terms of interest, maturity and other conditions.

Fair values of loans are calculated discounting future cash flows at current market interest rates for fixed-rate loans. The carrying values of floating-rate loans are deemed a reasonable proxy for their fair values.

Fair values of other financial assets and liabilities are represented by the total of acquisition costs and accrued interest income.

4.9 Transactions carried out on behalf of customers, items held in trust

The Bank provides buying, selling and custody services and management and advisory services in financial matters for its customers.

The Bank is not involved in trust activities.

(Thousands of New Turkish Lira (YTL))

5 Disclosures and Footnotes on Unconsolidated Financial Statements

5.1 Assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	244,772	200,258	181,169	146,565
Central Bank of Turkey	2,939,012	3,770,506	1,700,078	3,226,830
Others	3,180	70,139	4,088	18,142
Total	**3,186,964**	**4,040,903**	**1,885,335**	**3,391,537**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	2,777	1,798,900	621	1,500,852
Unrestricted Time Deposits	-	-	500,730	-
Restricted Time Deposits	-	-	-	-
Reserve Deposits	2,936,235	1,971,606	1,198,727	1,725,978
Total	**2,939,012**	**3,770,506**	**1,700,078**	**3,226,830**

The banks operating in Turkey keep reserve deposits for Turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 11%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. Interest rates applied for reserve requirements by the Central Bank of Turkey are 11.81% for YTL deposits and 1.95% and 1.80% for foreign currency deposits in USD and EUR, respectively.

5.1.2 Information on financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

None.

5.1.2.2 Positive differences on derivative financial assets held for trading

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	8,479	5,837	7,520	899
Swap Transactions	12,741	1,923	59	2,963
Futures	-	-	-	-
Options	18,931	1,474	2,639	210
Other	-	-	-	-
Total	**40,151**	**9,234**	**10,218**	**4,072**

5.1.3 Banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks				
Domestic banks	13,317	381,322	7,472	446,883
Foreign banks	791,548	1,946,796	55,008	387,079
Foreign headoffices and branches	-	-	-	-
Total	**804,865**	**2,328,118**	**62,480**	**833,962**

Due from foreign banks:

	Unrestricted Balances		Restricted Balances	
	Current Period	Prior Period	Current Period	Prior Period
EU Countries	1,209,261	73,463	1,090,632	169,002
USA and Canada	183,406	79,036	91,035	47,396
OECD Countries (*)	5,824	4,568	-	-
Off-shore Banking Regions	50,843	22,996	16,652	14,119
Other	90,691	31,507	-	-
Total	**1,540,025**	**211,570**	**1,198,319**	**230,517**

(*) OECD countries other than the EU countries, USA and Canada

The placements at foreign banks include blocked accounts amounting YTL 1,198,319 thousands of which YTL 126,321 thousands, YTL 208,212 thousands and YTL 16,652 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and YTL 847,134 thousands as collateral against funds borrowed.

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in YTL include government bonds. Carrying values of such securities with total face value of YTL 671,758 thousands (2006: YTL 454,760 thousands) is YTL 673,136 thousands (2006: YTL 460,717 thousands). The related accrued interests and impairment losses amount to YTL 54,535 thousands (2006: YTL 51,015 thousands) and YTL 50 thousands (2006: nil).

Collateralized financial assets available-for-sale in foreign currencies include eurobonds and other foreign currency government securities. The carrying values of such securities with total face value of US$ 407,350,000 (2006: US$ 411,670,000) is US$ 404,473,448 (2006: US$ 405,158,355). The related accrued interests and impairment losses amount to US$ 16,445,220 (2006: US$ 18,845,582) and US$ 34,938 (2006: US$ 28,485), respectively.

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	727,621	488,225	511,732	591,446
Assets subject to Repurchase Agreements	5,867,904	527,840	3,883,783	450,580
Total	**6,595,525**	**1,016,065**	**4,395,515**	**1,042,026**

(Thousands of New Turkish Lira (YTL))

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**13,020,049**	**9,564,288**
Quoted at Stock Exchange	11,963,888	7,155,806
Unquoted at Stock Exchange	1,056,161	2,408,482
Common Shares	**31,497**	**30,593**
Quoted at Stock Exchange	12,743	12,042
Unquoted at Stock Exchange	18,754	18,551
Value Increases/Impairment Losses (-)	**50,928**	**34,226**
Total	**13,102,474**	**9,629,107**

As of 31 December 2007, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (2006: USD 625,000,000) and a total carrying value of YTL 1,039,423 thousands (2006: YTL 897,013 thousands).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	1	1,090	2	8,253
Corporates	1	1,090	2	8,253
Individuals	-	-	-	-
Indirect Lendings to Shareholders	61,738	168,482	21,033	41,793
Loans to Employees	50,014	-	37,034	-
Total	111,753	169,572	58,069	50,046

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	36,845,355	-	-	65,516
Discounted Bills	85,629	-	-	-
Export Loans	2,557,743	-	-	11,494
Import Loans	23,125	-	-	-
Loans to Financial Sector	953,071	-	-	-
Foreign Loans	1,172,203	-	-	-
Consumer Loans	8,027,378	-	-	-
Credit Cards	5,712,790	-	-	-
Precious Metal Loans	175,846	-	-	-
Other	18,137,570	-	-	54,022
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	36,845,355	-	-	65,516

(Thousands of New Turkish Lira (YTL))

Collaterals received for loans under follow-up:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	12	-	-	12
Loans Collateralized by Mortgages	23,294	-	-	23,294
Loans Collateralized by Pledged Assets	526	-	-	526
Loans Collateralized by Cheques and Notes	4,233	-	-	4,233
Loans Collateralized by Other Collaterals	15,468	-	-	15,468
Unsecured Loans	21,983	-	-	21,983
Total	**65,516**	**-**	**-**	**65,516**

5.1.5.3 Maturity analysis of cash loans

	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Short-term Loans	**14,429,615**	**-**	**-**	**57,005**
Loans	14,429,615	-	-	57,005
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Medium and Long-term Loans	**22,415,740**	**-**	**-**	**8,511**
Loans	22,415,740	-	-	8,511
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.1.5.4 *Consumer loans, retail credit cards, personnel loans and personnel credit cards*

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	**134,311**	**6,831,884**	**6,966,195**
Housing Loans	1,606	3,630,226	3,631,832
Automobile Loans	5,698	1,075,585	1,081,283
General Purpose Loans	127,007	2,126,073	2,253,080
Other	-	-	-
Consumer Loans – FC-indexed	**2,808**	**628,288**	**631,096**
Housing Loans	1,155	529,986	531,141
Automobile Loans	281	49,467	49,748
General Purpose Loans	1,372	48,835	50,207
Other	-	-	-
Consumer Loans – FC	**47**	**11,949**	**11,996**
Housing Loans	-	1,702	1,702
Automobile Loans	25	9,749	9,774
General Purpose Loans	22	498	520
Other	-	-	-
Retail Credit Cards – YTL	**5,475,967**	-	**5,475,967**
With Installment	2,444,470	-	2,444,470
Without Installment	3,031,497	-	3,031,497
Retail Credit Cards – FC	**32,787**	-	**32,787**
With Installment	-	-	-
Without Installment	32,787	-	32,787
Personnel Loans – YTL	**7,267**	**12,691**	**19,958**
Housing Loan	-	1,375	1,375
Automobile Loans	-	288	288
General Purpose Loans	7,267	11,028	18,295
Other	-	-	-
Personnel Loans - FC-indexed	-	**406**	**406**
Housing Loans	-	124	124
Automobile Loans	-	282	282
General Purpose Loans	-	-	-
Other	-	-	-
Personnel Loans – FC	**28**	**47**	**75**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	28	47	75
Other	-	-	-
Personnel Credit Cards – YTL	**29,575**	-	**29,575**
With Installment	13,989	-	13,989
Without Installment	15,586	-	15,586
Personnel Credit Cards – FC	-	-	-
With Installment	-	-	-
Without Installment	-	-	-
Deposit Accounts– YTL (real persons)	**397,652**	-	**397,652**
Deposit Accounts– FC (real persons)	-	-	-
Total	**6,080,442**	**7,485,265**	**13,565,707**

(Thousands of New Turkish Lira (YTL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – YTL	**119,146**	**2,887,273**	**3,006,419**
Real Estate Loans	254	367,739	367,993
Automobile Loans	9,929	1,277,425	1,287,354
General Purpose Loans	108,963	1,242,109	1,351,072
Other	-	-	-
Installment-based Commercial Loans - FC-indexed	**27,106**	**356,524**	**383,630**
Real Estate Loans	-	54,273	54,273
Automobile Loans	1,031	179,287	180,318
General Purpose Loans	26,075	122,964	149,039
Other	-	-	-
Installment-based Commerical Loans – FC	-	**9,421**	**9,421**
Real Estate Loans	-	76	76
Automobile Loans	-	1,929	1,929
General Purpose Loans	-	7,416	7,416
Other	-	-	-
Corporate Credit Cards – YTL	**170,181**	-	**170,181**
With Installment	-	-	-
Without Installment	170,181	-	170,181
Corporate Credit Cards – FC	**4,280**	-	**4,280**
With Installment	991	-	991
Without Installment	3,289	-	3,289
Deposit Accounts– YTL (corporate)	433,773	-	433,773
Deposit Accounts– FC (corporate)	-	-	-
Total	754,486	3,253,218	4,007,704

5.1.5.6 Allocation of loan by customers

	Current Period	Prior Period
Public Sector	1,034,439	905,600
Private Sector	35,876,432	26,259,545
Total	**36,910,871**	**27,165,145**

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	35,738,668	26,893,298
Foreign Loans	1,172,203	271,847
Total	**36,910,871**	**27,165,145**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	388,214	124,139
Indirect Lending	-	-
Total	**388,214**	**124,139**

(Thousands of New Turkish Lira (YTL))

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	23,734	23,281
Doubtful Loans and Receivables	90,827	58,177
Uncollectible Loans and Receivables	424,962	369,786
Total	**539,523**	**451,244**

5.1.5.10 Non-performing loans and other receivables (NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled (gross amounts before specific provisions):

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Restructured Loans and Receivables	-	-	54,424
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**54,424**
Prior Period			
Restructured Loans and Receivables	-	-	32,547
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**32,547**

Movements in non-performing loans and other receivables:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**78,232**	**117,448**	**440,909**
Additions during the Period (+)	612,003	45,253	12,416
Transfer from Other NPL Categories (+)	-	401,540	250,213
Transfer to Other NPL Categories (-)	401,540	250,213	17,340
Collections during the Period (-)	139,738	113,377	107,433
Write-offs (-)	15	11	81,809
Corporate and Commercial Loans	2	-	7
Retail Loans	13	11	125
Credit Cards	-	-	81,677
Others	-	-	-
Balances at End of Period	**148,942**	**200,640**	**496,956**
Specific Provisions (-)	23,734	90,827	424,962
Net Balance on Balance Sheet	**125,208**	**109,813**	**71,994**

The loans previously classified under uncollectible loans and receivables amounting YTL 17,340 thousands are included in "Transfer to Other NPL Categories" line as they are either restructured or rescheduled.

(Thousands of New Turkish Lira (YTL))

Movements in specific loan provisions:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	**167,038**	**34,986**	**249,220**	**451,244**
Additions during the Period(+)	25,026	94,054	230,115	349,195
Restructured/Rescheduled Loans (-)	4,335	-	-	4,335
Collections during the Period (-)	15,342	23,417	135,993	174,752
Write-offs (-)	-	152	81,677	81,829
Balances at End of Period	**172,387**	**105,471**	**261,665**	**539,523**

Non-performing loans and other receivables in foreign currencies:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	**3,103**	**2,892**	**89,895**
Specific Provisions (-)	142	298	66,784
Net Balance at Balance Sheet	**2,961**	**2,594**	**23,111**
Prior Period			
Balance at End of Period	161	581	103,662
Specific Provisions (-)	22	154	62,002
Net Balance at Balance Sheet	139	427	41,660

Gross and net non-performing loans and receivable as per customer categories:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	**125,208**	**109,813**	**71,994**
Loans to Individuals and Corporates (Gross)	148,942	200,640	484,966
Specific Provision (-)	23,734	90,827	412,972
Loans to Individuals and Corporates (Net)	125,208	109,813	71,994
Banks (Gross)	-	-	4,322
Specific Provision (-)	-	-	4,322
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,668
Specific Provision (-)	-	-	7,668
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	**54,951**	**59,271**	**71,123**
Loans to Individuals and Corporates (Gross)	78,232	115,317	431,203
Specific Provision (-)	23,281	56,046	360,080
Loans to Individuals and Corporates (Net)	54,951	59,271	71,123
Banks (Gross)	-	-	4,318
Specific Provision (-)	-	-	4,318
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	2,131	5,388
Specific Provision (-)	-	2,131	5,388
Other Loans and Receivables (Net)	-	-	-

(Thousands of New Turkish Lira (YTL))

Collaterals received for non-performing loans:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	186	169	-	355
Loans Collateralized by Mortgages	139,179	29,879	-	169,058
Loans Collateralized by Pledged Assets	29,397	56,195	-	85,592
Loans Collateralized by Cheques and Notes	42,612	87,695	-	130,307
Loans Collateralized by Other Collaterals	21,666	6,676	-	28,342
Unsecured Loans	49,246	29,190	354,448	432,884
Total	**282,286**	**209,804**	**354,448**	**846,538**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Uncollectible loans and receivables legally qualified as "uncollectible" by way of the "incapability document", are written off. In cases where any possible collections are negligible comparing to the prospective expenses and costs, such receivables are written off by the decision of the board of directors.

5.1.5.12 "Write-off" policies

Please refer to Note 5.1.5.11 above.

5.1.6 Investments held-to-maturity

5.1.6.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	283,506	27,897	229,691	35,469
Investments subject to Repurchase Agreements	2,645,615	353,973	1,057,869	293,706
Total	**2,929,121**	**381,870**	**1,287,560**	**329,175**

5.1.6.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	3,823,946	4,475,929
Treasury Bills	-	-
Other Government Securities	116,617	140,966
Total	**3,940,563**	**4,616,895**

5.1.6.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	3,991,041	4,656,239
Quoted at Stock Exchange	3,987,839	4,654,287
Unquoted at Stock Exchange	3,202	1,952
Impairment Losses (-)	(47,276)	(37,392)
Total	**3,943,765**	**4,618,847**

(Thousands of New Turkish Lira (YTL))

5.1.6.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	4,618,847	2,475,574
Foreign Currency Differences On Monetary Assets	(140,382)	38,142
Purchases during the Period	1,118	3,801,796
Disposals through Sales/Redemptions (-)	427,744	1,610,397
Impairment Losses (-)	9,884	13,842
Change in Redeemed Costs	(98,190)	(72,426)
Balances at End of Period	3,943,765	4,618,847

The Bank reclassified certain investment securities, classified in its available-for-sale portfolio, amounting YTL 2,993,773 thousands with total face value of YTL 2,936,112 thousands to its investments held-to-maturity portfolio in compliance with the "Regulation on Accounting Standards" in the prior period. Such securities are included in "purchases during the period" line above in the movement table of investments held-to-maturity for the period at their fair values of YTL 3,108,957 thousands as of their reclassification dates. The value increases of such securities amounting YTL 23,083 thousands are recorded under the shareholders' equity and amortized through the income statement up to their maturities as earned.

5.1.7 Investments in associates

5.1.7.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	372,773	144,984	16,712	25,360	862	51,517	(7,122)	-

5.1.7.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	-	30,635
Movements during the Period	11,312	(30,635)
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	29,458
Reclassifications (*)	11,312	(1,177)
Increase/Decrease in Market Values	-	-
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	11,312	-
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Following the sale of 80% shares in Garanti Sigorta AŞ (Eureko Sigorta AŞ) previously classified as Investments in Subsidiaries, to Eureko BV on 21 June 2007, the remaining 20% shares are reclassified to Investments in Associates. In the prior period, the investment in Bankalararası Kart Merkezi AŞ by 10.15% is reclassified from "investments in associates" to "financial assets available-for-sale".

(Thousands of New Turkish Lira (YTL))

5.1.7.3 *Sectoral distribution of investments and associates*

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	11,312	-
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	-	-

5.1.7.4 *Quoted associates*

None.

5.1.7.5 *Valuation methods of investments in associates*

Investments in Associates	Current Period	Prior Period
Valued at Cost	11,312	-
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	-	-

5.1.7.6 *Investments in associates sold during the current period*

None.

5.1.7.7 *Investments in associates acquired during the current period*

None.

5.1.8 Investments in subsidiaries

5.1.8.1 *Investments in subsidiaries*

	Subsidiary	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	96.40
4	Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hiz. AŞ	Istanbul/Turkey	100.00	100.00
5	Garanti Konut Finansmanı Danışmanlık Hiz. AŞ	Istanbul/Turkey	100.00	100.00
6	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	98.94
7	Garanti Faktoring Hiz. AŞ (1)	Istanbul/Turkey	55.40	55.40
8	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	100.00
9	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	100.00
10	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	84.91
11	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
12	Garanti Bank Moscow	Moscow/Russia	75.02	99.94
13	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
14	Garanti Fund Management Co. Ltd	Valetta/Malta	99.50	100.00

(Thousands of New Turkish Lira (YTL))

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value
1	12,533	7,844	544	-	1,203	927	(100,385)	-
2	16,620	7,001	615	-	2,076	2,453	3,969	-
3	1,060	993	26	21	100	676	-	-
4	371	173	41	-	1	14	(185)	-
5	293	195	-	-	2	7	-	-
6	2,151,526	211,283	18,279	196,245	-	54,816	73,219	-
7	589,049	32,636	1,316	35,454	-	4,014	6,202	71,438
8	30,246	24,826	2,287	2,126	1,271	6,414	3,726	-
9	17,097	13,654	1,526	349	2,317	(809)	1,780	-
10	776,737	92,372	7,790	15,319	7,568	42,081	(17,003)	-
11	5,730,808	364,616	73,164	353,200	106,172	54,753	32,906	270,918
12	582,863	72,448	1,559	31,040	8,866	13,328	16,217	52,912
13	8,543	8,436	-	317	-	(208)	6,396	17,151
14	71	-	-	-	-	-	(267)	-

(1) Financial information is as of 30 September 2007, but fair value information is as of 31 December 2007.

5.1.8.2 Movement of investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**604,152**	**611,151**
Movements during the Period	**(26,744)**	**(6,999)**
Acquisitions and Capital Increases	187	14,685
Bonus Shares Received (*)	45,605	10,723
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	55,238	72,537
Reclassifications	(11,312)	-
Increase/(Decrease) in Market Values	22,884	2,184
Currency Differences on Foreign Subsidiaries	(29,069)	37,946
Impairment Reversals/(Losses)	199	-
Balance at End of Period	**577,408**	**604,152**
Capital Commitments	**562**	-
Share Percentage at the End of Period (%)	-	-

(*) Garanti Bank International NV has increased its capital from EUR 134,750,000 to EUR 159,470,000 through appropriation from its retained earnings on 17 April 2007. Garanti Faktoring Hizmetleri AŞ has increased its capital from YTL 15,988,500 to YTL 16,848,500 through appropriation from its retained earnings on 8 August 2007.

5.1.8.3 Sectoral distribution of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Banks	310,612	287,036
Insurance Companies	56,545	123,095
Factoring Companies	39,580	37,205
Leasing Companies	76,169	76,169
Finance Companies	86,226	72,757
Other Subsidiaries	8,276	7,890

5.1.8.4 Quoted subsidiaries

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	39,580	37,205
Quoted at International Stock Exchanges	-	-

5.1.8.5 Valuation methods of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Valued at Cost	202,049	559,128
Valued at Fair Value	367,341	37,205
Valued by Equity Method of Accounting	8,018	7,819

5.1.8.6 Investments in subsidiaries disposed during the current period

In the current period, the Bank sold its 80% shares in Garanti Sigorta AŞ representing YTL 48,000 thousands of nominal shares for EUR 365,000,000 and its 15% shares in Garanti Emeklilik ve Hayat AŞ representing YTL 7,500 thousands of nominal shares for EUR 100,000,000, both classified in Investments in Subsidiaries at total book values of YTL 56,562 thousands and YTL 66,534 thousands, respectively, to Eureko BV.

As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ.

5.1.8.7 Investments in subsidiaries acquired during the current period

The legal registration process of Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ, a new company established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies, has been completed on 3 October 2007. The Bank owns 99.99% of the company shares. ¼ of the share capital of the company amounting YTL 750 in total, is paid.

5.1.9 Investments in Joint-Ventures

None.

5.1.10 Lease receivables

None.

5.1.11 Derivative financial assets held for risk management

5.1.11.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	31,960	-	4,799
Net foreign investment hedges	-	-	-	-
Total	-	**31,960**	-	**4,799**

(Thousands of New Turkish Lira (YTL))

5.1.12 Tangible assets (Net)

	Real Estates	Leased Tangible Assets	Vehicles	Other Tangible Assets	Total
Balance at End of Prior Period					
Cost	825,647	264,170	37,584	684,424	1,811,825
Accumulated Depreciation (-)	(178,934)	(173,202)	(19,043)	(555,200)	(926,379)
Net Book Value at End of Prior Period	**646,713**	**90,968**	**18,541**	**129,224**	**885,446**
Balance at End of Current Period					
Additions	67,708	94,790	6,261	48,865	217,624
Disposals-Costs	(8,945)	(1,797)	(6,880)	(130,466)	(148,088)
Disposals-Accumulated Depreciation	1,948	1,340	5,082	122,514	130,884
Impairment Losses	(62)	-	-	-	(62)
Depreciation Expense for Current Period	(19,731)	(63,880)	(8,432)	(53,931)	(145,974)
Currency Translation Differences on Foreign Operations	-	-	-	-	-
Cost at End of Current Period	884,348	357,163	36,965	602,823	1,881,299
Accumulated Depreciation at End of Current Period (-)	(196,717)	(235,742)	(22,393)	(486,617)	(941,469)
Net Book Value at End of Current Period	**687,631**	**121,421**	**14,572**	**116,206**	**939,830**

5.1.12.1 Disclosure for impairment losses or releases individually material for financial statements

Conditions for allocating/releasing any impairment:

None.

Amount of impairment losses provided or released in financial statements during current period:

None.

5.1.12.2 Other impairment losses provided or released in current period that are immaterial for the financial statement individually

In 2007, a total provision of YTL 62 thousands was made for the impairment in values of certain real estates in compliance with the Turkish Accounting Standard 36 (TAS 36) "Impairment of Assets"

5.1.13 Intangible assets

5.1.13.1 Useful lives and amortisation rates

Intangible assets include leasehold improvements, softwares, intangible rights and pre-operting expenses. The estimated useful lives of such assets vary between 5 and 15 years.

5.1.13.2 Amortisation methods

Intangible assets are amortised on a straight-line basis from the date of capitalisation.

(Thousands of New Turkish Lira (YTL))

5.1.13.3 Balances at beginning and end of current period

	Beginning of Period		End of Period	
	Cost	Accumulated Amortisation	Cost	Accumulated Amortisation
Intangible Assets	179,433	82,419	217,107	149,389

5.1.13.4 Movements of intangible assets for the current period

	Current Period	Prior Period
Net Book Value at End of Prior Period	67,718	55,485
Internally Generated Intangibles	-	-
Additions due to Mergers, Transfers and Acquisition	54,921	34,808
Disposals (-)	1,589	1,706
Impairment Losses/Reversals to/from Revaluation Surplus	-	-
Impairment Losses Recorded in Income Statement	-	-
Impairment Losses Reversed from Income Statement	-	-
Amortisation Expense for Current Period (-)	24,036	20,869
Currency Translation Differences on Foreign Operations	-	-
Other Movements	-	-
Net Book Value at End of Current Period	97,014	67,718

5.1.13.5 Details for any individually material intangible assets

None.

5.1.13.6 Intangible assets capitalised under government incentives at fair values

None.

5.1.13.7 Revaluation method of intangible assets capitalised under government incentives and valued at fair values at capitalisation dates

None.

5.1.13.8 Net book value of intangible asset that are restricted in usage or pledged

None.

5.1.13.9 Commitments to acquire intangible assets

None.

5.1.13.10 Disclosure on revalued intangible assets

None.

5.1.13.11 Research and development costs expensed during current period

None.

5.1.13.12 Goodwill

None.

(Thousands of New Turkish Lira (YTL))

5.1.13.13 Movements in goodwill during current period

None.

5.1.14 Investment property

None.

5.1.15 Deferred tax asset

As of 31 December 2007, the Bank had a deferred tax asset of YTL 52,944 thousands (2006: YTL 38,188 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences.

The Bank did not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 31 December 2007. However, there was a deferred tax asset of YTL 103,883 thousands (2006: YTL 83,312 thousands) and deferred tax liability of YTL 50,939 thousands (2006: YTL 45,124 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

5.1.16 Assets held for sale and assets of discontinued operations

	Current Period	Prior Period
End of Prior Period		
Cost	117,255	423,853
Accumulated Depreciation (-)	2,101	-
Net Book Value	115,154	423,853
End of Current Period		
Additions	24,962	5,203
Disposals (Cost)	(26,618)	(311,801)
Disposals (Accumulated Depreciation)	746	4,589
Impairment Losses (-)	-	-
Depreciation Expense for Current Period (-)	1,394	6,690
Currency Translation Differences on Foreign Operations	-	-
Cost	115,599	117,255
Accumulated Depreciation (-)	2,749	2,101
Net Book Value	112,850	115,154

As of 31 December 2007, the rights of repurchase on various assets held for sale amount to YTL 29,850 thousands (2006: YTL 9,020 thousands).

5.1.17 Other assets

5.1.17.1 Receivables from term sale of assets

	Current Period	Prior Period
Sale of Investments in Associates, Subsidiaries and Joint Ventures	31,412	169,619
Sale of Real Estates	1,427	92,680
Sale of Other Assets	2,843	2,843
Total	35,682	265,142

(Thousands of New Turkish Lira (YTL))

5.1.17.2 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	231,262	146,106
Prepaid Taxes	5,222	7,857

5.1.18 Accrued interest and income

The details of accrued interest and income allocated to the related items on the assets side of the balance sheet are as follows:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	38,920	11,802	29,990	8,704
Financial Assets at Fair Value through Profit or Loss	873	3,020	906	1,857
Banks	61,067	32,654	498	987
Interbank Money Markets	-	-	-	-
Financial Assets Available-for-Sale	723,009	125,391	386,190	137,297
Loans	288,420	205,706	281,852	171,034
Investments Held-to-Maturity	170,780	819	267,639	2,152
Other Accruals	13,509	2,749	11,188	414
Total	**1,296,578**	**382,141**	**978,263**	**322,445**

(Thousands of New Turkish Lira (YTL))

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	1,055,069	-	3,546,376	7,469,353	187,532	96,210	90,235	-	12,444,775
Foreign Currency Deposists	3,898,591	-	6,313,000	6,415,792	459,651	642,799	529,841	66,946	18,326,620
Residents in Turkey	3,573,267	-	6,032,076	6,254,723	434,700	341,056	371,478	66,119	17,073,419
Residents in Abroad	325,324	-	280,924	161,069	24,951	301,743	158,363	827	1,253,201
Public Sector Deposits	384,378	-	82,765	6,044	31	1,412	55	-	474,685
Commercial Deposits	1,604,318	-	2,368,499	1,759,179	130,036	83,825	5,687	-	5,951,544
Other	65,314	-	68,840	114,700	1,547	227	258	-	250,886
Precious Metal Deposits	35,438	-	1,465	1,488	3,112	3,424	17,114	-	62,041
Bank Deposits	332,632	-	921,019	222,901	16,347	6,513	88,139	-	1,587,551
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	10,419	-	416,892	234	-	4,797	-	-	432,342
Foreign Banks	188,266	-	504,127	222,667	16,347	1,716	88,139	-	1,021,262
Special Purpose Financial Institutions	133,947	-	-	-	-	-	-	-	133,947
Other	-	-	-	-	-	-	-	-	-
Total	7,375,740	-	13,301,964	15,989,457	798,256	834,410	731,329	66,946	39,098,102

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	858,171	-	2,634,237	5,359,621	171,765	34,720	57,271	-	9,115,785
Foreign Currency Deposists	3,921,229	-	5,310,261	4,608,753	633,879	256,678	560,530	66,739	15,358,069
Residents in Turkey	3,577,938	-	5,129,059	4,486,519	603,335	217,947	432,301	66,058	14,513,157
Residents in Abroad	343,291	-	181,202	122,234	30,544	38,731	128,229	681	844,912
Public Sector Deposits	13,447	-	8,047	6,792	7	46	48	-	28,387
Commercial Deposits	1,381,951	-	1,583,036	1,178,296	23,406	12,262	8,671	-	4,187,622
Other	178,253	-	28,762	170,388	305	19	217	-	377,944
Precious Metal Deposits	32,721	-	1,248	1,360	2,844	-	18,783	-	56,956
Bank Deposits	268,782	-	269,293	318,501	122,260	15,526	19,912	-	1,014,274
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	3,427	-	109,841	18,277	7,033	9,807	17,226	-	165,611
Foreign Banks	199,908	-	159,452	300,224	115,227	5,719	2,686	-	783,216
Special Purpose Financial Institutions	65,447	-	-	-	-	-	-	-	65,447
Other	-	-	-	-	-	-	-	-	-
Total	6,654,554	-	9,834,884	11,643,711	954,466	319,251	665,432	66,739	30,139,037

(Thousands of New Turkish Lira (YTL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	6,011,198	4,517,802	6,261,780	4,529,157
Foreign Currency Saving Deposits	2,987,805	3,015,500	6,578,805	5,151,654
Other Saving Deposits	1,969	3,417	48,387	45,860
Deposits held at Foreign Branches Under Foreign Insurance Coverage	-	-	-	-
Deposits held at Off-Shore Branches Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

None.

5.2.1.3 Saving deposits not covered by insurance limits

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	380,627	239,732
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	196,751	97,709
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward deals	9,657	4,384	2,830	602
Swaps	404,811	17,476	216,466	2,145
Futures	-	482	-	-
Options	14,167	300	470	389
Other	-	-	-	-
Total	**428,635**	**22,642**	**219,766**	**3,136**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	203,445	56,930	192,435	53,445
Foreign Banks, Institutions and Funds	1,079,383	7,218,886	317,606	7,326,919
Total	**1,282,828**	**7,275,816**	**510,041**	**7,380,364**

(Thousands of New Turkish Lira (YTL))

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	203,445	1,579,378	510,041	1,876,506
Medium and Long-Term	1,079,383	5,696,438	-	5,503,858
Total	**1,282,828**	**7,275,816**	**510,041**	**7,380,364**

5.2.3.2 Disclosures for concentration areas of bank's liabilities

The Bank finances its ordinary banking activities through deposits and funds borrowed. Its deposit structure has a balanced YTL and foreign currency concentration. The Bank's other funding sources specifically consist of foreign currency funds borrowed from abroad and YTL funds obtained through repurchase transactions.

5.2.4 Other external funds

Funds provided through repurchase transactions:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	**6,667,163**	**-**	**3,476,521**	**-**
Financial Institutions and Organizations	6,591,635	-	3,399,700	-
Other Institutions and Organizations	32,920	-	32,571	-
Individuals	42,608	-	44,250	-
Foreign Transactions	**780,742**	**728,986**	**780,251**	**557,121**
Financial Institutions and Organizations	780,157	728,986	779,578	557,121
Other Institutions and Organizations	125	-	378	-
Individuals	460	-	295	-
Total	**7,447,905**	**728,986**	**4,256,772**	**557,121**

5.2.5 Lease payables (Net)

5.2.5.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	47,588	44,712	37,364	34,074
1-4 Years	10,815	10,026	12,313	10,664
More than 4 Years	-	-	-	-
Total	**58,403**	**54,738**	**49,677**	**44,738**

5.2.5.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

(Thousands of New Turkish Lira (YTL))

5.2.6 Derivative financial liabilities held for risk management

Derivative Financial Liabilities held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	249	-	-
Net foreign investment hedges	-	-	-	-
Total	-	**249**	-	-

5.2.7 Provisions

5.2.7.1 General provisions

	Current Period	Prior Period
General Provision for	**280,660**	**158,466**
Loans and Receivables in Group I	250,216	138,632
Loans and Receivables in Group II	65	490
Non-Cash Loans	30,379	19,344
Other	-	-

5.2.7.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	22,284	12,392
Medium and Long-Term Loans	94,562	7,344
Total	**116,846**	**19,736**

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.7.3 Provisions for non-cash loans that are not indemnified or converted into cash

	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	35	8
Doubtful Loans and Receivables	94	168
Uncollectible Loans and Receivables	1,634	1,518
Total	**1,763**	**1,694**

5.2.7.4 Other provisions

5.2.7.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	32,000	30,000

The Bank provided a general reserve in the amount of YTL 32,000 thousands in the current period against the possible adverse effects of the potential risks in the economy.

(Thousands of New Turkish Lira (YTL))

5.2.7.4.2 Other provisions

	Current Period	Prior Period
Reserve for Employee Benefits	140,372	128,818
Provision for Promotion Expenses of Credit Cards (*)	49,219	46,051
Other Provisions	57,324	62,100
Total	**246,915**	**236,969**

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

5.2.8 Tax liability

5.2.8.1 Current tax liability

5.2.8.1.1 Tax liability

As of 31 December 2007, after netting with the prepaid taxes, the Bank had a current tax liability of YTL 104,582 thousands (2006: YTL 121,650 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.8.1.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	104,582	121,650
Taxation on Securities Income	56,827	31,202
Taxation on Real Estates Income	980	677
Banking Insurance Transaction Tax	27,097	23,563
Foreign Exchange Transaction Tax	2,991	3,252
Value Added Tax Payable	1,513	1,248
Others	15,314	9,923
Total	**209,304**	**191,515**

5.2.8.1.3 Premiums

	Current Period	Prior Period
Social Security Premiums-Employees	3	2
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	16	8
Bank Pension Fund Premium-Employer	29	11
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	342	462
Unemployment Insurance-Employer	608	850
Others	-	-
Total	**998**	**1,333**

5.2.8.2 Deferred tax liability

None.

5.2.9 Liabilities for assets held for sale and assets of discontinued operations

None.

(Thousands of New Turkish Lira (YTL))

5.2.10 Subordinated debts

On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by BRSA in the calculation of the Bank's capital adequacy ratio as of 5 February 2007 in compliance with the conditions set in the legislation on "Banks' Equities" issued by BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Banks	-	-	-	-
Domestic Other Institutions	-	-	-	-
Foreign Banks	-	-	-	-
Foreign Other Institutions	-	596,400	-	-
Total	-	**596,400**	-	-

5.2.11 Shareholders' equity

5.2.11.1 Paid-in capital

	Current Period	Prior Period
Common Shares	2,100,000	2,100,000
Preference Shares	-	-

5.2.11.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	2,100,000	7,000,000
Preference Shares	-	-

5.2.11.3 Capital increases in current period

None.

5.2.11.4 Capital increases from capital reserves in current period

None.

5.2.11.5 Capital commitments for current and future financial periods

None.

5.2.11.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.11.7 Information on privileges given to stocks representing the capital

None.

(Thousands of New Turkish Lira (YTL))

5.2.11.8 Securities value increase fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Investments in Associates, Subsidiaries and Joint-ventures	**(14,755)**	**20,985**	**7,018**	**-**
Valuation difference	9,138	20,985	7,619	-
Exchange rate difference	(23,893)	-	(601)	-
Securities Available-for-Sale	**110,262**	**91,565**	**60,764**	**71,337**
Valuation difference	110,262	91,565	60,764	71,337
Exchange rate difference	-	-	-	-
Total	**95,507**	**112,550**	**67,782**	**71,337**

5.2.11.9 Revaluation surplus

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	27,717	-	-	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-

5.2.11.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Eureko Sigorta AŞ by YTL 561 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Garanti Yatırım Menkul Değerler AŞ by YTL 942 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.11.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	137,421	84,776
II. Legal Reserve	18,790	7,358
Special Reserves	-	-

As per the decisions made on the Annual General Assembly on 17 April 2007, 5% of prior periods' profit is allocated to legal reserves.

5.2.11.12 Extraordinary reserves

	Current Period	Prior Period
Legal reserves that was allocated to be in compliance with the decisions made on the Annual General Assembly	1,275,689	523,677
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-

As per the decisions made on the Annual General Assembly on 17 April 2007, the remaining prior periods' profit after the appropriation to legal reserves, are allocated to extraordinary reserves.

(Thousands of New Turkish Lira (YTL))

5.2.12 Accrued interest and expenses

The details of accrued interest and expenses allocated to the related items on the liability side of the balance sheet are as follows:

	Current Period		Prior Period	
	FC	**YTL**	**FC**	**YTL**
Deposits	150,404	48,801	119,029	42,246
Funds Borrowed	85,367	80,446	24,460	62,002
Interbank Money Markets	57,620	3,963	52,445	10,434
Other Accruals	26,959	2,982	5,667	10,732
Total	**320,350**	**136,192**	**201,601**	**125,414**

(Thousands of New Turkish Lira (YTL))

5.3 Off-Balance Sheet Items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	5,749,874	4,575,955
Letters of Guarantee in YTL	3,924,978	2,687,808
Letters of Credit	1,919,538	1,505,384
Bills of Exchange and Acceptances	116,487	143,541
Others	-	-
Total	**11,710,877**	**8,912,688**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 1,763 thousands (2006: YTL 1,694 thousands) is made for unliquidated non-cash loans of YTL 5,832 thousands (2006: YTL 6,621 thousands) recorded under the off-balance sheet items in the accompanying financial statements.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 31 December 2007, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 875,000,000 (2006: USD 625,000,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	268,951	293,794
With Original Maturity of 1 Year or Less	77,737	41,294
With Original Maturity of More Than 1 Year	191,214	252,500
Other Non-Cash Loans	12,087,015	9,232,482
Total	**12,355,966**	**9,526,276**

(Thousands of New Turkish Lira (YTL))

5.3.1.4 Sectoral risk concentration of non-cash loans

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**17,690**	**0.44**	**8,884**	**0.11**	**12,136**	**0.45**	**13,193**	**0.19**
Farming and Stockbreeding	16,681	0.42	8,884	0.11	11,226	0.42	13,193	0.19
Forestry	95	-	-	-	80	-	-	-
Fishery	914	0.02	-	-	830	0.03	-	-
Manufacturing	**1,448,464**	**36.89**	**2,816,681**	**33.42**	**709,238**	**26.38**	**2,778,048**	**40.63**
Mining	333,357	8.49	12,660	0.15	66,001	2.45	28,819	0.42
Production	937,944	23.89	2,360,167	28.00	627,430	23.34	2,458,165	35.95
Electricity, Gas, Water	177,163	4.51	443,854	5.27	15,807	0.59	291,064	4.26
Construction	**569,081**	**14.50**	**1,774,171**	**21.05**	**438,975**	**16.33**	**1,235,059**	**18.06**
Services	**1,664,509**	**42.39**	**3,311,615**	**39.27**	**1,410,591**	**52.47**	**2,658,889**	**38.88**
Wholesale and Retail Trade	1,086,892	27.68	1,131,353	13.42	857,786	31.90	812,314	11.88
Hotel, Food and Beverage Services	72,771	1.85	99,706	1.18	68,449	2.55	106,313	1.55
Transportation and Telecommunication	92,621	2.36	541,619	6.42	73,029	2.72	594,163	8.69
Financial Institutions	367,594	9.36	1,509,308	17.90	370,255	13.77	1,118,742	16.36
Real Estate and Renting Services	14,327	0.36	7,344	0.09	12,032	0.45	11,685	0.17
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	5,694	0.15	1,656	0.02	5,750	0.21	4,763	0.07
Health and Social Services	24,610	0.63	20,629	0.24	23,290	0.87	10,909	0.16
Other	**226,228**	**5.78**	**518,643**	**6.15**	**117,571**	**4.37**	**152,576**	**2.24**
Total	**3,925,972**	**100.00**	**8,429,994**	**100.00**	**2,688,511**	**100.00**	**6,837,765**	**100.00**

5.3.1.5 Non-cash loans classified under Group I and II

	Group I		Group II	
	TL	FC	TL	FC
Non-Cash Loans	**3,921,097**	**8,427,528**	**1,017**	**492**
Letters of Guarantee	3,920,103	5,748,363	1,017	492
Bills of Exchange and Bank Acceptances	600	115,887	-	-
Letters of Credit	394	2,563,278	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.3.2 Financial derivative instruments

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Total
Hedging Derivatives						
A. Total Hedging Derivatives	3,764	41,230	13,288	-	-	58,282
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	3,764	41,230	13,288	-	-	58,282
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives						
Foreign Currency Related Derivative Transactions (I)	6,857,680	4,306,364	3,099,565	124,371	795,000	15,182,980
Currency Forwards-Purchases	455,994	93,039	146,019	10,097	-	705,149
Currency Forwards-Sales	489,156	95,705	141,433	11,471	-	737,765
Currency Swaps-Purchases	2,518,866	1,652,933	869,949	40,600	232,000	5,314,348
Currency Swaps-Sales	2,434,492	1,656,482	1,106,583	59,493	563,000	5,820,050
Currency Options-Purchases	568,803	295,392	397,300	1,273	-	1,262,768
Currency Options-Sales	390,369	320,309	433,718	1,437	-	1,145,833
Currency Futures-Purchases	-	83,070	2,219	-	-	85,289
Currency Futures-Sales	-	109,434	2,344	-	-	111,778
Interest Rate Related Derivative Transactions (II)	345,494	90,020	83,775	-	-	519,289
Interest Rate Swaps-Purchases	554	153	1,291	-	-	1,998
Interest Rate Swaps-Sales	2,175	151	1,284	-	-	3,610
Interest Rate Options-Purchases	-	-	81,200	-	-	81,200
Interest Rate Options-Sales	-	-	-	-	-	-
Securities Options-Purchases	78,235	45,611	-	-	-	123,846
Securities Options-Sales	264,530	44,105	-	-	-	308,635
Interest Rate Futures-Purchases	-	-	-	-	-	-
Interest Rate Futures-Sales	-	-	-	-	-	-
Other Trading Derivatives (III)	483,422	73,578	-	-	-	557,000
B. Total Trading Derivatives (I+II+III)	7,686,596	4,469,962	3,183,340	124,371	795,000	16,259,269
Total Derivative Transactions (A+B)	7,690,360	4,511,192	3,196,628	124,371	795,000	16,317,551

(Thousands of New Turkish Lira (YTL))

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Total
Hedging Derivatives						
A. Total Hedging Derivatives	7,107	-	-	-	-	7,107
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	7,107	-	-	-	-	7,107
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives						
Foreign Currency Related Derivative Transactions (I)	**5,323,497**	**3,318,624**	**1,910,403**	**234,855**	-	**10,787,379**
Currency Forwards-Purchases	314,645	70,017	40,114	4,370	-	429,146
Currency Forwards-Sales	313,137	67,528	39,576	4,958	-	425,199
Currency Swaps-Purchases	2,169,451	1,365,023	781,524	104,625	-	4,420,623
Currency Swaps-Sales	2,161,916	1,475,721	918,444	120,902	-	4,676,983
Currency Options-Purchases	177,803	144,318	62,043	-	-	384,164
Currency Options-Sales	186,545	129,598	63,355	-	-	379,498
Currency Futures-Purchases	-	34,142	2,796	-	-	36,938
Currency Futures-Sales	-	32,277	2,551	-	-	34,828
Interest Rate Related Derivative Transactions (II)	**106,304**	**63,833**	-	-	-	**170,137**
Interest Rate Swaps-Purchases	9,505	169	-	-	-	9,674
Interest Rate Swaps-Sales	9,582	166	-	-	-	9,748
Interest Rate Options-Purchases	-	-	-	-	-	-
Interest Rate Options-Sales	-	-	-	-	-	-
Securities Options-Purchases	44,306	21,436	-	-	-	65,742
Securities Options-Sales	42,911	42,062	-	-	-	84,973
Interest Rate Futures-Purchases	-	-	-	-	-	-
Interest Rate Futures-Sales	-	-	-	-	-	-
Other Trading Derivatives (III)	97,934	-	-	-	-	97,934
B. Total Trading Derivatives (I+II+III)	5,527,735	3,382,457	1,910,403	234,855	-	11,055,450
Total Derivative Transactions (A+B)	5,534,842	3,382,457	1,910,403	234,855	-	11,062,557

5.3.3 Contingent liabilities and assets

The monetary losses amounting YTL 712,872 thousands incurred in the 2001 financial year as a result of the inflation accounting applied in compliance with the Temporary article no.4 added to the Banks Law no.4389 through the Law no.4743, were net off with extraordinary reserves, legal reserves and capital reserves from inflation adjustments to equity items. As per the Temporary article no.4/13 of the same Law and the statements of the reiterated article 14/1a of the Corporate Tax Law no.5422, these losses have not been taking into account in the tax returns of the year 2001 and subsequent years, whereas such losses should have been deducted from the taxable income. Accordingly, the tax returns were submitted with a condition stating that such losses should have been deducted and the Bank may appeal to the tax court for the tax return. Following the rejection of this condition by the tax office, the Bank appealed to the tax court for the corporate tax return of the year 2004 and the temporary tax periods of the year 2005 and the tax court decided in favour of the Bank. However, as of the reporting date, the judgement process continues.

5.3.4 Services rendered on behalf of third parties

The Bank acts as an investment agent for banking transactions on behalf of its customers and provides custody services. Such transactions are followed under off-balance sheet accounts.

(Thousands of New Turkish Lira (YTL))

5.4 Income Statement

5.4.1 Interest Income

5.4.1.1 Interest income (*) from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-term loans	2,297,343	145,514	1,630,158	120,256
Medium and long-term loans	1,035,879	757,443	610,534	563,598
Loans under follow-up	18,271	-	29,773	1
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**3,351,493**	**902,957**	**2,270,465**	**683,855**

(*) Includes fee and commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	28,520	-	17,962	-
Domestic Banks	14,060	5,213	6,943	5,277
Foreign Banks	126,864	90,461	18,132	66,116
Foreign Head Offices and Branches	-	-	-	-
Total	**169,444**	**95,674**	**43,037**	**71,393**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	12,211	5,003	9,876	16,828
Financial Assets Valued at Fair Value through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	1,254,112	311,483	829,894	288,416
Investments Held-to-Maturity	585,006	46,758	410,353	136,506
Total	**1,851,329**	**363,244**	**1,250,123**	**441,750**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest received from Investments in Associates and Subsidiaries	22,962	8,246

(Thousands of New Turkish Lira (YTL))

5.4.2 Interest Expenses

5.4.2.1 Interest expenses (*) on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	149,192	426,075	38,502	368,951
Central Bank of Turkey	-	1	-	-
Domestic Banks	31,302	2,826	20,783	2,773
Foreign Banks	117,890	423,248	17,719	366,178
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	43,466	36	19,146
Total	149,192	469,541	38,538	388,097

(*) Includes fee and commission expenses on borrowings

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest paid to Investments in Associates and Subsidiaries	31,179	16,126

5.4.2.3 Interest expenses on securities issued

None.

5.4.2.4 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits						Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	
Turkish Lira								
Bank Deposits	238	55,245	-	-	-	-	-	55,483
Saving Deposits	1,585	572,907	1,076,439	32,229	9,542	12,592	-	1,705,294
Public Sector Deposits	58	1,765	1,042	1	73	8	-	2,947
Commercial Deposits	12,019	481,282	185,488	8,894	6,469	871	-	695,023
Other	493	11,878	21,587	140	62	35	-	34,195
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	14,393	1,123,077	1,284,556	41,264	16,146	13,506	-	2,492,942
Foreign Currency								-
Foreign Currency Deposits	9,134	241,701	238,672	28,744	18,730	18,645	2,130	557,756
Bank Deposits	-	22,699	-	-	-	-	-	22,699
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	6	14	29	115	-	-	164
Total FC	9,134	264,406	238,686	28,773	18,845	18,645	2,130	580,619
Grand Total	23,527	1,387,483	1,523,242	70,037	34,991	32,151	2,130	3,073,561

(Thousands of New Turkish Lira (YTL))

5.4.2.5 Interest expense on repurchase agreements

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest paid on Repurchase Agreements	683,683	28,783	409,781	39,360

5.4.2.6 Financial lease expenses

	Current Period	Prior Period
Financial Lease Expenses	7,187	3,493

5.4.2.7 Interest expenses on factoring payables

None.

5.4.3 Dividend income

	Current Period	Prior Period
Trading Financial Assets	-	-
Financial Assets Valued at Fair Value through Profit or Loss	-	-
Financial Assets Available-for-Sale	2,477	2,400
Others	46,922	44,545
Total	**49,399**	**46,945**

5.4.4 Trading income/losses (Net)

	Current Period	Prior Period
Income	**3,500,222**	**3,538,081**
Trading Account Income	**1,327,609**	**763,803**
Derivative financial instruments	1,247,582	632,995
Others	80,027	130,808
Foreign Exchange Losses	2,172,613	2,774,278
Losses (-)	**3,636,126**	**3,594,353**
Trading Account Losses	**1,398,705**	**738,928**
Derivative financial instruments	1,366,326	658,691
Others	32,379	80,237
Foreign Exchange Losses	2,237,421	2,855,425
Total	**(135,904)**	**(56,272)**

5.4.5 Other operating income

The other operating income of the Bank, generally consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

In the current period, the gain on sales of 80% shares in Garanti Sigorta AŞ, previously classified in investments in subsidiaries, and 15% shares in Garanti Emeklilik ve Hayat AŞ, amounting YTL 762,384 thousands is recorded under other operating income.

(Thousands of New Turkish Lira (YTL))

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	190,874	165,886
Loans and receivables in Group III	*113,312*	*138,398*
Loans and receivables in Group IV	*37,398*	*13,091*
Loans and receivables in Group V	*40,164*	*14,397*
General Provisions	125,113	59,024
Provision for Possible Losses	17,000	30,000
Impairment Losses on Securities	310	4,204
Financial assets at fair value through profit or loss	*310*	-
Financial assets available-for-sale	-	*4,204*
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	9	13,578
Associates	-	-
Subsidiaries	*9*	-
Joint Ventures	-	-
Investments Held-to-Maturity	-	*13,578*
Others	4,338	52,569
Total	**337,644**	**325,261**

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	699,515	531,928
Reserve for Employee Termination Benefits	6,661	5,108
Deficit Provision for Pension Fund	-	-
Impairment Losses on Tangible Assets	62	4
Depreciation Expenses of Tangible Assets	145,974	131,904
Impairment Losses on Intangible Assets	-	-
Amortisation Expenses of Intangible Assets	24,036	20,869
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	1,394	6,690
Impairment Losses on Assets Held for Sale	-	-
Other Operating Expenses	754,819	603,736
Operational Lease related Expenses	*77,209*	*56,184*
Repair and Maintenance Expenses	*21,605*	*14,925*
Advertisement Expenses	*94,889*	*69,881*
Other Expenses	*561,116*	*462,746*
Loss on Sale of Assets	9,043	17,381
Others	181,907	147,432
Total	**1,823,411**	**1,465,052**

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

The Bank increased its profit before taxes to YTL 2,772,116 thousands increasing by 109% comparing to the prior year. YTL 2,804,103 thousands of the profit before taxes is derived from net interest income and YTL 1,197,703 thousands from fees and commissions income. The total operating expenses amount to YTL 1,823,411 thousands.

(Thousands of New Turkish Lira (YTL))

5.4.9 Provision for taxes including taxes from discontinued operations

As of 31 December 2007, the Bank recorded a tax expense of YTL 466,608 thousands (2006: YTL 259,965 thousands) and a deferred tax income of YTL 10,108 thousands (2006: YTL 5,735 thousands, a deferred tax expense).

Deferred tax income/expense on timing differences:

Deferred tax income/(expense) on timing difference	Current Period
Increase in tax deductable timing differences	15,986
Decrease in tax deductable timing differences (-)	1,278
Increase in taxable timing differences (-)	16,155
Decrease in taxable timing differences	11,555
Total	**10,108**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	Current Period
Increase/(decrease) in tax deductable timing differences	14,708
(Increase)/decrease in taxable timing differences	4,600
Increase/(decrease) in tax losses	-
Increase/(decrease) in tax deductions and exemptions	-
Total	**10,108**

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

None.

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of the Bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

(Thousands of New Turkish Lira (YTL))

5.5 Statement of Changes in Shareholders' Equity

5.5.1 Any increases arising from application of accounting for financial instruments

5.5.1.1 Increases from valuation of financial assets available-for-sale

None.

5.5.1.2 Increases due to cash flow hedges

The Bank enters into swap contracts to convert variable interest rates on its borrowings to fixed interest rates for cash flow hedging purposes. A gain of YTL 28,316 thousands after netting with the related deferred tax effect on such effective hedging contracts were classified directly under shareholders' equity within "other profit reserves" in the prior period. In the current period, the decrease in such gains is YTL 405 thousands.

5.5.1.3 Reconciliation of foreign exchange differences at beginning and end of current period

The Bank applied hedge accounting for its investments in foreign subsidiaries in compliance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement" using its foreign borrowings in foreign currencies obtained to finance such investments.

The effective portion of net foreign investment hedges is recorded in shareholders' equity as shown in the statement of changes in shareholders' equity and the ineffective portion, if any, is recorded directly in the income statement.

The effective loss of YTL 29,115 thousands on net foreign investment hedge after netting with the related tax effect of YTL 5,823 thousands as net YTL 23,292 thousands is recorded under the shareholders' equity. The balance sheet leg of this net foreign investment hedge is under "funds borrowed".

5.5.2 Any decreases arising from application of accounting for financial instruments

5.5.2.1 Decreases from valuation of financial assets available-for-sale

As of 31 December 2007, the revaluation of financial assets available-for-sale at fair value netted with the related deferred tax liability effect has resulted in an increase by YTL 68,938 thousands that is presented as the current period movement in "securities value increase fund" in the statement of changes in shareholders' equity. The gains transferred to income statement from "securities value increase fund" were YTL 58,501 thousands and YTL 10,219 thousands for the year ended 31 December 2006 and 2007, respectively.

5.5.2.2 Decreases due to cash flow hedges

None.

5.5.3 Transfers to legal reserves

	Current Period	Prior Period
Transfers to Legal Reserves from Prior Year Profits	64,615	42,778
Transfers to Extraordinary Reserves from Prior Year Profits	752,012	499,930

5.5.4 Issuance of share certificates

None.

5.5.5 Effects of prior years' corrections to beginning balances of current period

Please refer to Note 3.24.

5.5.6 Compensation of prior period losses

None.

5.6 Statement of Cash Flows

5.6.1 Disclosures for "other" items and "effect of change in foreign currency rates cash and cash equivalents" in statement of cash flows

In 2007, the net cash inflows arising from banking operations amount to YTL 3,692,007 thousands. YTL 379,041 thousands of this amount is generated from the change in operating assets and liabilities and YTL 3,312,966 thousands from operating profit. The net cash outflow from investing activities is YTL 2,700,418 thousands. The major item is the cash outflows arising from new investments in securities available-for-sale. Cash and cash equivalents increased to YTL 3,417,495 thousands at the end of the current period in comparison to YTL 2,987,300 thousands at the beginning of the current period.

5.6.2 Cash outflows from acquisition of associates, subsidiaries and joint-ventures

Please refer to Notes 5.1.7.7, 5.1.8.2 and 5.1.8.7.

5.6.3 Cash inflows from disposal of associates, subsidiaries and joint-ventures

Please refer to Notes 5.1.7.6 and 5.1.8.6.

5.6.4 Cash and cash equivalents at beginning of period

	Current Period	Prior Period
Cash on Hand	327,734	197,657
Cash in YTL	181,169	107,356
Cash in Foreign Currency	146,565	90,301
Cash Equivalents	2,659,566	2,690,552
Other	2,659,566	2,690,552
TOTAL	2,987,300	2,888,209

5.6.5 Cash and cash equivalents at end of period

	Current Period	Prior Period
Cash on Hand	445,030	327,734
Cash in YTL	244,772	181,169
Cash in Foreign Currency	200,258	146,565
Cash Equivalents	2,972,465	2,659,566
Other	2,972,465	2,659,566
TOTAL	3,417,495	2,987,300

5.6.6 Restricted cash and cash equivalents due to legal requirements or other reasons

The placements at foreign banks include blocked accounts amounting YTL 1,198,319 thousands of which YTL 126,321 thousands, YTL 208,212 thousands and YTL 16,652 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and YTL 847,134 thousands as collateral against funds borrowed.

5.6.7 Additional information

5.6.7.1 Restrictions on the Bank's potential borrowings

None.

5.6.7.2 Cash inflows presenting increase in operating capacity of the Bank

None.

(Thousands of New Turkish Lira (YTL))

5.7 Related Party Risks

5.7.1 Transactions with the Bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	668,516	22,923	224,108	8,253	25,793	41,793
Balance at end of period	953,386	61,690	1	1,090	65,794	168,482
Interest and Commission Income	33,165	91	38	70	2,774	702

Prior Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	554,054	15,818	220,633	155,948	120,193	2,006
Balance at end of period	668,516	22,923	224,108	8,253	25,793	41,793
Interest and Commission Income	9,362	114	25	1,287	1,938	134

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	204,325	167,596	75,693	1,144,326	126,686	125,333
Balance at end of period	154,208	204,325	86,051	75,693	235,532	126,686
Interest Expense	31,179	16,126	29,354	53,902	9,874	11,062

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Transactions for Trading:						
Beginning of Period	2,790	-	-	-	-	-
End of Period	-	2,790	-	-	-	-
Total Profit/Loss	-	6	-	-	-	-
Transactions for Hedging:	-	-	-	-	-	-
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.7.2 The Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 449,373 thousands (2006: YTL 145,174 thousands) compose 1.21% (2006: 0.53%) of the Bank's total cash loans and 0.66% (2006: 0.29%) of the Bank's total assets. The total loans and similar receivables amounting YTL 1,019,181 thousands (2006: YTL 921,207 thousands) compose 1.51% (2006: YTL 1.83%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 231,262 thousands (2006: YTL 72,969 thousands) compose 1.87% (2006: 0.77%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 475,791 thousands (2006: YTL 406,704 thousands) compose 1.22% (2006: 1.35%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set in compliance with the market prices.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.7 and 5.1.8.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

(Thousands of New Turkish Lira (YTL))

5.8 Domestic, Foreign and Off-Shore Branches or Investments and Foreign Reprensentative Offices

5.8.1 Domestic and foreign branches and representative offices

	Number of Branches	Number Of Employees	Country	Total Assets	Legal Capital
Domectic Branches	583	14,443			
Foreign Representative Offices	1	1	1-Germany		
	1	1	2-Russia		
	1	1	3-England		
	1	1	4-China		
Foreign Branches	1	18	1- Luxembourg	8,507,296	103,820
	1	12	2- Malta	11,871,979	-
	3	40	3- NCTR	203,776	3,520

5.8.2 Opening or closing of domestic and foreign branches and representative offices and significant changes in organisational structure

During the year 2007, 106 new domestic branches were opened and 1 branch was closed.

5.9 Significant Events and Matters Arising Subsequent to Balance Sheet Date

As per the BRSA communiqué published on the Official Gazette no.26779 dated 6 February 2008, "the Changes in Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables", the general provision ratios for cash and non-cash loans increased from 1% to 2% and from 0.2% to 0.4%, respectively.

(Thousands of New Turkish Lira (YTL))

6 Other Disclosures on Activities of the Bank

6.1 Other disclosures

- It was decided during the Board of Directors meeting of the Bank on 4 April 2007 to gather the Romania branches of Garanti Bank International NV's, a fully owned subsidiary of the Bank in Holland and the following companies of GE Consumer Finance; Domenia Credit IFN, Ralfi IFN and Motoractive Leasing IFN operating in Romania under one umbrella. The ultimate shareholders of this new structure planned to operate in Romania under the banking license will be, under equal economic partnership principle, Türkiye Garanti Bankası AŞ, Doğuş Holding AŞ and GE Consumer Finance. The work on this issue continues. The first step is completed by 31 December 2007; Doğuş Holding AŞ has participated in businesses of GE Consumer Finance in Romania by 49.9%.

- It has been resolved in the Bank's board of directors meeting held on 11 June 2007 that:

  - the Article 38 "Voting" of "the Articles of Association of the Bank" will be amended to provide right of one vote for each share of 1Ykr (the pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of the shares).

  - the Article 45 "Distribution of Profit" of "the Articles of Association of the Bank" regarding the distribution of the net profit to members of the board of directors and the personnel will be abolished and removed from "the Articles of Association of the Bank"; and other terms in Article 45 regarding distribution of net profit will remain without any changes.

  The applications have been filed with the BRSA and the Capital Market Board for these resolutions on 13 June 2007. Following the completion of this process, the amendments to "the Articles of Association" are approved at the extraordinary general assembly meeting held on 4 October 2007.

- On 5 July 2007, the Bank has reached an agreement with Deutsche Bank AG regarding the transfer of its custody services to foreign institutional investors for US$ 115 millions. Pursuant to the agreement, ongoing services provided to foreign institutional investors will continue to be provided by the Bank for the duration of the next ten months.

  US$ 115 millions (YTL 147,775 thousands) that was paid in cash by Deutsche Bank AG for the transfer of the said services up front, is recorded under other operating income.

  On the other hand, custody services provided by the Bank to local investors will continue to be provided as presently carried out and such investors will continue to receive custody services from Türkiye Garanti Bankası AŞ.

- It was decided during the Board of Directors meeting of the Bank on 15 September 2007 to establish a new company namely, Garanti Financial Services NV, in Holland for the purpose of cross border expansions and accordingly to authorize the head office to carry out the establishment procedures.

6.2 The Bank's latest international risk ratings

MOODY'S *(December 2007*)*

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(January 2007*)*

Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Stable

FITCH RATINGS *(January 2008*)*

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	4
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE *(December 2007*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

(Thousands of New Turkish Lira (YTL))

6.3 Dividends

At the Annual General Assembly dated 17 April 2007, it was decided to distribute the income of 2006 as follows:

2006 PROFIT DISTRIBUTION TABLE	
CURRENT YEAR PROFIT	1,063,663
A - I.Legal reserve (Turkish Commercial Code 466/1) at 5%	-53,183
Undistributable funds	-23,019
B – The first dividend at 5% of the Paid Capital	-105,000
C – Extraordinary reserves at 5% after above deductions	-44,123
D -	
- to the members of the Board of Directors upto 5%	-
- to the Bank personnel at 5%	-38,106
- to the owners of the Founder Shares	-76,213
E – Extraordinary reserves	-712,588
F - II.Legal reserve (Turkish Commercial Code 466/2)	-11,432

In the profit distribution, the undistributable funds are allocated as YTL 27,717 thousands due to changes in certain applications; and the difference is compensated by appropriation from extraordinary reserves.

As per the resolutions of the Board of Directors and the Annual General Assembly on 17 April 2007, the profit distribution as detailed below was decided. The distribution of the profit has started.

CASH DIVIDEND ON 2006 PROFIT FOR ORDINARY SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND (YTL)	DIVIDEND PER SHARE WITH A FACE VALUE OF YTL 1		
		AMOUNT (YTL)	RATIO (%)	
GROSS (*)	105,000	0.05000	5.00000	24.04.2007
NET	89,250	0.04250	4.25000	

CASH DIVIDEND ON 2006 PROFIT FOR FOUNDER SHARE HOLDERS

	AMOUNTS TO BE PAID IN CASH			DIVIDEND PAYMENT DATE
	TOTAL AMOUNT OF DIVIDEND (YTL)	DIVIDEND PER SHARE		
		NO OF SHARES	AMOUNT (YTL)	
GROSS (*)	76,213	370	206	24.04.2007
NET	64,781	370	175	

(*) There will be no withholding tax of 15% on the cash dividends paid to the resident institutions and the parties earning revenues through their operations or permanent representatives in Turkey.

(Thousands of New Turkish Lira (YTL))

7 Independent Auditors' Report

7.1 Disclosure on independent auditors' report

The Bank's unconsolidated financial statements as of 31 December 2007, have been audited by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International) and an unqualified opinion has been issued in their independent auditors' report dated 15 February 2008.

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END